Registration No. 333-149217
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT 2 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GENERAL STEEL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

NEVADA	3310	412079252
(State or other jurisdiction of incorporation or organization)	Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Kuntai International Mansion Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District, Beijing 100020

Tel. +86(10) 58797346
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Agent for Service:
InCorp Services Inc.
3165 East Patrick Lane
Suite 1
Las Vegas, NV, 89120
Tel: (702) 866-2500
(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:
Howard H. Jiang, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036
Tel. (212) 626-4100

Approximate date of proposed sale to the public : From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SECURITY (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (3) (4)
Shares of common stock underlying notes	2,435,864	$10.59	$25,795,799.76	$1013.77

Shares of common stock underlying the warrants (2)	1,154,958	$10.59	$12,231,005.22	$480.68

Total	3,590,822	$10.59	$38,026,804.98	$1494.45

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 based upon the average of the bid and asked prices of the Common Stock of General Steel Holdings, Inc. on the New York Stock Exchange Arca on April 23, 2008, $10.59 per share.

(2) Represents 1,154,958 shares issuable upon the exercise of the Warrants issued in the private placement we completed in December 2007.

(3) Calculated using $39.30 per million dollars.

(4) Filing fee of $747.87 was previously paid around May 2, 2006

The information in this prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED APRIL 24, 2008

PRELIMINARY PROSPECTUS

GENERAL STEEL HOLDINGS, INC.

Resale of 3,590,822 Shares of Common Stock

We are registering a total of 3,590,822 shares of our common stock, comprised of 2,435,864 shares of our common stock (“Shares”) underlying the convertible notes (“Notes”) and 1,154,958 Shares underlying the warrants (“Warrants”) (Shares issuable upon conversion of the Notes, Shares issuable as interest shares and Shares issuable upon exercise of the Warrants are referred to as “Registrable Securities”) on behalf of the selling shareholders (the “Selling Shareholders”) identified under the heading “Selling Shareholders” in this prospectus. The Selling Shareholders may sell the Registrable Securities from time to time on the New York Stock Exchange Arca (“NYSE Arca”) or any exchange on which our company may be listed in the future at the prevailing market price or in negotiated transactions or in any other manner specified under “Plan of Distribution” in this prospectus. Our Shares are currently quoted on NYSE Arca under the symbol “GSI”.

We are not selling any Shares in this offering and therefore will not receive any proceeds from the resale of our common stock pursuant to this offering. We have received proceeds from the sale of our common stock under the private placement closed on December 13, 2007 as further described in this prospectus.

We may also receive proceeds from the exercise of certain warrants held by some of the selling shareholders, of which the underlying Shares are also being registered hereby, if the selling shareholders exercise those warrants through a cash exercise.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD INVEST IN OUR COMMON STOCK ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. FOR A DISCUSSION OF SOME OF THE RISKS INVOLVED, SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS April 24, 2008

The following table of contents has been designed to help you find important information contained in this prospectus. We have included subheadings to aid you in searching for particular information to which you might want to return. You should, however, read the entire prospectus carefully.

TABLE OF CONTENTS

Prospectus Summary	5

Cautionary Note Regarding Forward-Looking Statements	11

Risk Factors	12

This Offering	18

Our Recent Private Placement	25

Plan of Distribution	26

Dividend Policy	27

Management	27

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	32

Description of Share Capital	35

Management’s Discussion and Analysis of Financial Condition and Results of Operations	36

Business	51

Market for General Steel Holdings Inc.’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	57

Legal Matters	57

Experts	58

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	58

Quantitative and Qualitative Disclosures About Market Risk	58

Transfer Agent	58

Additional Information	58

Financial Statements	F-1

Notes To Consolidated Financial Statements

Part II. Information Not Required in Prospectus	II-1

Exhibit Index	II-2

You may only rely on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has not been a change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This prospectus summary contains information about our company, our finances, our products, our recent strategic alliance and our recent private placements that we believe is most important. This summary is qualified in its entirety by the more detailed information on these and other topics appearing elsewhere in this prospectus, including the information under the heading “Risk Factors” and the information contained in the Financial Statements. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully for a complete understanding of our business. Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

Unless otherwise indicated, all share and per share data in this prospectus do not give effect to Shares issuable upon exercise of outstanding options and warrants. Certain financial information included in this prospectus has been derived from data originally prepared in Renminbi (RMB), the currency of the People’s Republic of China (“PRC” or “China”). For the purposes of this prospectus. The balance sheet amounts with the exception of equity at December 31, 2007 were translated at 7.30 RMB to 1.00 USD as compared to 7.80 RMB at December 31, 2006. The equity accounts were stated at their historical rate. The average translation rate of 7.59 RMB for the years ended December 31, 2007 was applied to income statement accounts. There is no assurance that RMB amounts could have been or could be converted into US dollars at those rate.

As used in this prospectus, “we”, “us”, “our”, “our company”, “the Company” refers to General Steel Holdings, Inc. and all of its subsidiaries and affiliated companies.

OUR COMPANY

Overview

Our company was initially incorporated as “American Construction Company” (“ACC”) on August 5, 2002, in the State of Nevada for the purpose of commencing a business of general construction contracting.

On October 14, 2004, ACC, Northwest Steel Company, a wholly-owned Nevada subsidiary of ACC (“Merger Sub”), and General Steel Investment Co., Ltd., a British Virgin Islands company (“General Steel Investment”) entered into an Agreement and Plan of Merger pursuant to which ACC acquired General Steel Investment, and its 70% ownership in its subsidiary Tianjin Daqiuzhuang Metal Sheet Co., Ltd., a PRC company of limited liability (“Daqiuzhuang Metal”) in exchange for shares of ACC’s common stock.

Effective March 7, 2005, ACC changed its name to “General Steel Holdings, Inc.” (“General Steel”)

On May 18, 2007, General Steel entered into a Purchase Agreement with Victory New Holdings Limited (“Victory New”), a British Virgin Islands registered company under the control of the Company’s Chairman, CEO and majority shareholder Yu Zuosheng (aka Henry Yu) to acquire Victory New’s 30% interest in Daqiuzhuang Metal. General Steel agreed to issue to Victory New an aggregate of 3,092,899 shares of its Series A Preferred Stock with a fair value of $8,374,000, which have a voting power of 30% of the combined voting power of its common and preferred stock for the entire life of General Steel. As a result of the acquisition, General Steel has increased its equity interest in Daqiuzhuang Metal from 70% to 100%, and Daqiuzhuang Metal is a wholly owned subsidiary of the Company.

On April 27, 2007, Daqiuzhuang Metal and Baotou Iron and Steel Group Co., Ltd. ("Baotou Steel") entered into an Amended and Restated Joint Venture Agreement (the "Agreement"), amending the Joint Venture Agreement entered into on September 28, 2005 ("Original Joint Venture Agreement"). The Agreement increased Daqiuzhuang Metal's ownership interest in the Joint Venture to 80%. The joint venture company’s name is Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited, a limited liability company formed under the laws of the People's Republic of China (referred to as “Baotou Steel Pipe Joint Venture”). Baotou Steel Pipe Joint Venture obtained its license on May 25, 2007 and started its normal operation in July 2007.

On May 18, 2007, Daqiuzhuang Metal established Yangpu Shengtong Investment Co., Ltd. (“Yangpu Investment”) and injected registered capital totaling RMB100,000,000 or approximately $13,030,000 into the investment. The total registered capital of Yangpu Investment is RMB110,000,000 or approximately $14,333,000, and Daqiuzhuang Metal has a 99.3% ownership interest in Yangpu Investment.

Qiu Steel Investment Co., Ltd. (“Qiu Steel Investment”) was founded on June 1, 2006. In June 2007, Yangpu Investment agreed to invest RMB148,000,000 or approximately $19,284,400 through a capital injection and equity transfer with former shareholders. The total registered capital of Qiu Steel is RMB150,000,000 or approximately $19,545,000. As a result of the above mentioned equity transaction, Yangpu Investment acquired 98.7% equity of Qiu Steel Investment. Qiu Steel Investment then becomes a subsidiary of Yangpu Investment and Daqiuzhuang Metal.

Yangpu Investment and Qiu Steel Investment are Chinese registered limited liability companies with a legal structure similar to a limited liability company organized under state laws in the United States of America. Those two companies were formed to acquire other businesses.

On June 15, 2007, General Steel Holdings Inc. and Shaanxi Longmen Iron and Steel (Group) Co., Ltd. (“Longmen Group”) signed an agreement to form Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). The parties agreed to make the effective date of the transaction June 1, 2007. General Steel Holdings Inc. contributed RMB300 million or approximately $39,450,000 through its subsidiaries, Daqiuzhuang Metal and Qiu Steel Investment., to the Longmen Joint Venture. General Steel and Longmen Group own respectively 60% and 40% ownership interest in Longmen Joint Venture. The Longmen Joint Venture obtained the business license on June 22, 2007.

On September 24, 2007, Longmen Joint Venture further acquired 74.92% ownership interest in Environmental Protection Industry Development Co., Ltd. (“EPID)” for RMB18,080,930, approximately $2,380,000 and a 36% equity interest in Hualong Fire Retardant Materials Co., Ltd., (“Hualong”) for RMB3,287,980, approximately $430,000. The parties agreed to make the effective date of the transaction July 1, 2007.

Our Subsidiaries

Daqiuzhuang Metal started its operation in 1988 and was corporatized under its current form on August 18, 2000 in Jinghai county, Tianjin city, Hebei province, China. Daqiuzhuang Metal is a Sino-foreign joint venture with an operating term that will expire on June 24, 2024, at which point we expect to file a request for an extension of the term permitted under the then applicable laws.

Daqiuzhuang Metal’s core business is the manufacturing of high quality hot-rolled carbon and silicon steel sheets which are mainly used in the production of tractors, agricultural vehicles, shipping containers and in other specialty markets. Daqiuzhuang Metal uses a traditional rolling mill production sequence, such as heating, rolling, cutting, annealing, and flattening to process coil into steel sheets. The sheet sizes are approximately 2,000 mm (length) x 1,000 mm (width) x 0.75 to 2.0 mm (thickness). Limited size adjustments can be made to meet order requirements. “Qiu Steel” is the registered name for our products.

Daqiuzhuang Metal currently has ten steel sheet production lines processing approximately 400,000 tons of 0.75-2.0 mm hot-rolled carbon and silicon steel sheets per year, maintaining an approximately 50% market share of all hot-rolled steel sheets used in the production of light agricultural vehicles in China, out of which 150,000 tons of production capacity were added since mid-March 2006.

Baotou Steel Pipe Joint Venture is located at Kundulun District, Baotou city, Inner Mongolia province, China. It produces and sells spiral-weld steel pipes and primarily serves customers in the oil, gas and petrochemical markets. The current annual production capacity is 100,000 tons of steel pipes and will be increased to 600,000 tons by 2009.

Longmen Joint Venture is located in Hancheng city, Shaanxi province. Longmen Joint Venture is the largest integrated steel producer in Shaanxi province, China. It uses iron ore and coke as primary raw materials for steel production. Longmen Joint Venture produces pig iron, crude steel, reinforced bars and high-speed wires. Longmen Joint Venture has annual crude steel production capability of 2.5 million tons. Longmen Joint Venture is also engaged in several other business activities, most of which are related to steel manufacturing. These include the production of coke and the production of iron ore pellets from taconite, transportation services and real estate and hotel operations. These operations are all located in Shaanxi province and primarily serve regional customers in the construction industry.

The following table reflects the Company’s current organization structure:

Marketing and Customers

We sell our products primarily to distributors. We collect the payment from these distributors mostly in advance. Our marketing efforts are mainly directed toward those customers who have exacting requirements for on-time delivery, customer support and product quality. We believe that our enhanced product quality and delivery capabilities, and our emphasis on customer support and product planning, are critical factors in our ability to serve this segment of the market.

Our products produced at Daqiuzhuang Metal including hot-rolled carbon and silicon sheets are primarily used by domestic manufacturers of light agricultural vehicles: small, motorized, 3-wheel vehicles with a payload from 1,650 to 4,400 lbs. (750 to 2,000 kgs), retailing between 1,200 and 1,800 USD (10,000 - 15,000 RMB). These inexpensive agriculture vehicles are targeted to the low-income farming populations in the rural areas of China. International non-government organizations estimate that approximately 80% of China’s population of 1.3 billion people is comprised of low-income rural farmers.

Based on the production and sales figures supplied by our customers producing economy agricultural vehicles, we estimate that we supply approximately 50% of the nationwide demand for hot-rolled steel sheets used in this niche market.

Our products produced at Baotou Steel Pipe Joint Venture are spiral-weld steel pipes used in the energy sector to transport natural gas, oil and stream. Pipes produced have a diameter ranging from 219-1240 mm; a wall thickness ranging from 6-13mm; and a length ranging from 6-12 m.

China’s western region is a resource-rich area. Our products are used to transport oil and natural gas extracted from this region to the coastal metropolitan areas.

Our products produced at Longmen Joint Venture are mainly reinforced bars (rebar) and round bars used in the construction industry and infrastructure. Shaanxi province has been designated by the central government as the bridgehead point for development into China’s western region. Development of the western region is one of the top five economic priorities of the central government, as indicated by the national five-year economic plan. A study by the China Iron and Steel Association lists annual demand for steel in Shaanxi province to be 8 million tons. The majority of demand comes from the southern part of the province centered around Xi’an, the province capital. This demand is principally driven by large construction and infrastructure projects, of which our products are a key building components. Due to our close proximity to Xi’an (180 km) and lack of major a competitor within a 250 km radius, we estimate we have an approximate 70% market share in Xi’an and the surrounding area.

We compete with both SOEs and privately owned steel manufacturers. While we believe that our price and quality are superior to other manufacturers, many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese marketplace. We consider there to be eight major competitors of similar size, production capability and product line in the market place:

• At Daqiuzhuang Metal: Tianjin No. 1 Rolling Steel Plant, Tianjin Yinze Metal Sheet Plant and Tangshan Fengrun Metal Sheet Plant.

• At Longmen Joint Venture: Shanxi Haixin Iron and Steel Co., Ltd. and Gansu Jiuquan Iron and Steel Co., Ltd.

• At Baotou Steel Pipe Joint Venture: Tianjin Bo Ai Steel Pipe Co., Hebei Cangzhou Zhong Yuan Steel Pipe Co., Shanxi Taiyuan Guo Lian Steel Pipe Co.

Our revenue is dependent, in large part, on significant contracts from a limited number of customers. We have five major customers which represented approximately 59% and 30% of our total sales for the years ended December 31, 2007 and 2006, respectively. Five customers accounted for 0% and 62% of total accounts receivable as of December 31, 2007 and 2006, respectively. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue.

ABOUT OUR PRODUCTS

At Daqiuzhuang Metal we produce hot-rolled carbon and silicon steel sheets. “Qiu Steel” is the registered trademark under which we sell these products. Our logo has been registered with the China National Trademark Bureau under No. 586433. “Qiu Steel” is registered under the GB 912-89 national quality standard, and certified under the National Quality Assurance program.

At Baotou Steel Pipe Joint Venture we produce spiral-weld steel pipes. “Baogang Tongyong” is the trademark under which we sell these products. This trademark is currently being registered with the authorities.

At Longmen Joint Venture, “Yu Long” is the registered trademark under which we sell these products. The trademark is registered under the ISO9001:2000 international quality standard.

At Daquizhuang Metal, shipments for the twelve months ended December 31, 2007 were 322,912 tons.

At Longmen Joint Venture, shipments representing June through December operations in 2007 were 1,440,522 tons.

At Baotou Steel Pipe Joint Venture, shipments representing July through December operations in 2007 were 13,489 tons.

OUR RECENT STRATEGIC ALLIANCE

On June 15, 2007, General Steel Holdings Inc. and Shaanxi Longmen Iron and Steel (Group) Co., Ltd. (“Longmen Group”) signed an agreement to form Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). General Steel Holdings Inc. contributed RMB300 million or approximately $39,450,000 through its subsidiaries, Daqiuzhuang Metal and Qiu Steel Investment, to the Longmen Joint Venture. Longmen Group contributed its iron making, steel making, and steel rolling facility valued at RMB200 million or approximately $26,300,000 to the Longmen Joint Venture. General Steel and Longmen Group own 60% and 40% ownership interest in Longmen Joint Venture, respectively. The Longmen Joint Venture obtained its business license on June 22, 2007.

Purpose

The purposes of the Longmen Joint Venture are, among others, to produce and sell construction steel and to improve our product quality, production capacity and competitiveness by adopting advanced technology in the production of steel products. The Longmen Joint Venture has a capacity of producing 2.5 million tons construction steel products a year including re-bars and round bars.

Products

The products of the Longmen Joint Venture are construction steel including reinforced bars and round bars, which are sold mostly in the domestic market.

Capital Contributions

The total registered capital of Longmen Joint Venture is RMB500 million approximately US$65.8 million. Pursuant to the joint venture agreement, Longmen Group has contributed land, buildings, iron making, steel making, and steel rolling facilities whereas General Steel contributed cash through its subsidiaries Daqiuzhuang Metal and Qiu Steel Investment to the Longmen Joint Venture.

Ownership

Longmen Group has a 40% ownership interest, Daqiuzhuang Metal has a 32% ownership interest and Qiu Steel Investment has a 28% ownership interest, respectively, in the Longmen Joint Venture. In total, General Steel controls approximately 60% of the Longmen Joint Venture through Daqiuzhuang Metal and Qiu Steel Investment.

Directors and Management

Two (2) out of five (5) members of the board of directors of the Longmen Joint Venture are appointed by Daqiuzhuang Metal, one (1) by Qiu Steel Investment, and two (2) by Longmen Group. The chairman and the vice chairman are elected by the board of directors of Longmen Joint Venture. Certain major issues require the unanimous approval of the all directors whereas all other issues are approved by two thirds approval of all board members.

The Longmen Joint Venture has a management office consisting of one general manager, one vice general manager and one chief financial officer. The general manager and the vice general manager are appointed by the board of directors and the chief financial officer is appointed by Daqiuzhuang Metal.

Duration of the Joint Venture Company

The duration of the Joint Venture will be 5 years, extendable upon suggestion of one of the parties six months before the expiration date of the Joint Venture Agreement, upon the approval by the board of directors of the Joint Venture Company.

ABOUT OUR RECENT PRIVATE PLACEMENT

On December 13, 2007, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Buyers”) pursuant to which we sold an aggregate of $40,000,000 worth of convertible notes, in a private placement under Rule 506 under the Securities Act of 1933, as amended (“Securities Act”), and which can be converted into 3,207,698 Shares, assuming a conversion price of $12.47 per share and applicable interest rates.

The Notes bear initial interest at 3% per annum which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable in arrears semiannually on January 15 and July 15 of each year (each, an “Interest Date”), with the first interest date being January 15, 2008. The interest rate shall increase each year as specified in the Notes from 3% on the first year, to 5% on the second year, 7% on the third year, and 10% on both the fourth and fifth year, all of which are payable semi-annually in cash or Shares par value $.001 per share (the “Common Stock). The Notes have a five year term through December 12, 2012, and are convertible into Shares, subject to customary anti-dilution adjustments. The initial conversion price is $12.47. The Company may redeem the Notes at 100% of the principal amount, plus any accrued interest, beginning December 13, 2008, provided the market price of the Common Stock is at least 150% of the then applicable conversion price for 30 consecutive trading days prior to the redemption.

Warrants to purchase an additional aggregate amount of 1,154,958 Shares were also granted to the Buyers. Each Warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of May 13, 2008, but not after 11:59 p.m., New York time, on the expiration date of May 13, 2013, at an exercise price of $13.51 per share. The number of Shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure.

In connection with this transaction, the Company and the Buyers entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days after closing Shares issuable to the Buyers for resale on a Form S-3 Registration Statement to be effective by 90 calendar days or 120 days if the registration statement is subject to a full review by the U.S. Securities Exchange Commission. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

 Under this private placement, we received $40,000,000 in the aggregate, with net proceeds of $36,405,500 after deducting $3,594,500 paid for commissions and legal expenses.

THIS OFFERING

We are registering 3,590,822 Shares out of the total registrable amount of 5,385,699 Shares issuable underlying the Notes and Warrants pursuant to the Registration Rights Agreement to meet the requirement under Rule 415 of the Securities Act.

Common stock outstanding prior to this offering (on April 2, 2008)	34,861,365
Common stock being offered for resale to the public	3,590,822	(1)
Common stock outstanding after this offering	38,452,197
Percentage of common stock outstanding before this offering that Shares being registered for resale represent	10.3%

(1)  Includes 2,435,864 conversion Shares underlying the Notes as well as interest Shares ("Interest Shares")", and 1,154,958 Shares to be issued upon the exercise of the Warrants pursuant to the Securities Purchase Agreement for the private placement completed on December 13, 2007.

Total proceeds raised in the offering: We will not receive any proceeds from the resale of our common stock pursuant to this offering. We have received $40,000,000 in gross proceeds from the Buyers under the Securities Purchase Agreement of our recent private placement. We may also receive some proceeds if any of the selling shareholders exercise their Warrants through cash exercise.

USE OF PROCEEDS

We are registering these Shares pursuant to the registration rights granted to the Buyers in our recent private placement. We will not receive any proceeds from the resale of our common stock under this offering.

We may also receive proceeds from the issuance of Shares to the Buyers if they choose to exercise their Warrants through a cash exercise. If each of the Warrants is exercised through a cash exercise at an exercise price of $13.51 per share, we estimate that we may receive up to an additional $13,000,000.

Any proceeds we may receive will be used to repay the shareholder loan of RMB 200,000,000 (approximately $24,160,000) borrowed from our Chairman and CEO, Mr. Zuosheng Yu, evidenced by a promissory note issued by the Company to Mr. Yu on July 1, 2007 and for general corporate purposes. The loan was made by Mr. Yu to the Company for the purpose of consummating the Longmen Joint Venture, in addition to being used as working capital for the new joint venture. The largest aggregate amount of principal outstanding on this loan as of July 1, 2007 was RMB 200,000,000 (approximately $24,160,000) and the amount of principal and interest has been paid off shortly after the fund raising. The promissory note carries an annual percentage rate of interest of 6.5%.

SUMMARY FINANCIAL INFORMATION

The following table sets forth our summary combined financial information for the periods ended and as of the dates indicated. The historical results are not necessarily indicative of results to be expected in any future period.

You should read the following summary combined financial information in conjunction with the information contained in this prospectus, including “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the combined financial statements and related notes included elsewhere in this prospectus. Many factors may cause our future results to differ materially from the financial information and results presented below.

SUMMARY OF OPERATIONS
(USD and number of shares in thousands, except per share amounts)

	Years ended December 31
	2007	2006	2005	2004	2003
			(Restated)
Total sales	$772,439	$139,495	$89,740	$87,832	$57,306
Cost of sales	715,750	135,324	81,166	81,613	52,804
Selling, general, and administrative expenses	16,164	2,421	2,781	2,317	1,532
Income from operations	40,525	1,749	5,793	3,902	2,969
Net income	$22,426	$1,033	$2,740	$915	$1,091
Net income per common share, basic and diluted	$0.69	$0.03	$0.09	$0.03	$0.04
Basic weighted average shares outstanding	32,425	31,250	31,250	30,260	30,000
Diluted weighted average shares outstanding	32,558	31,250	31,250	30,260	30,000

FINANCIAL DATA
(USD in thousands, except the ratio )

	As of December 31
	2007	2006	2005	2004	2003
			(restated)
Total assets	$478,407	$73,822	$58,993	$52,969	$37,432
Depreciation and amortization	$10,337	$1,917	$1,344	$1,255	$1,013
Current Ratio	0.68	0.87	0.96	0.92	0.77

	Three months ended December 31 (unaudited)
	2007	2006	2005
	(In thousands, except share and per share amounts)
Statement of Operations Data
Sales revenues	$268,192	$42,496	$17,719
Cost of goods sold	247,239	42,838	17,509
Gross profit	20,953	-342	210
Selling, general, and administrative expenses	5,894	266	1,017
Income from operations	15,059	-607	-808
Net income (loss)	$12,057	$514	$386
Net income per share
Basic	$0.36	$0.01	$0.01
Diluted	$0.36	$0.01	$0.01

Balance Sheet Data
Current assets	$236,173	$44,670	$37,017
Total assets	478,407	73,822	58,993
Total liabilities	382,974	53,575	41,256
Minority interest	42,044	6,186	5,387
Total Stockholder’s equity	$53,389	$14,060	$12,350

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements. These forward-looking statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “seek,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in “Risk Factors.” We undertake no obligation to update any of the forward looking statements after the date of this prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

RISK FACTORS

An investment in our common stock being offered for resale by the selling shareholders involves a high degree of risk. You should carefully consider the risk factors described below, together with all other information in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks related to our business

We face substantial competition which, among other things, may lead to price pressure and adversely affect our sales.

We compete with other market players on the basis of product quality, responsiveness to customer needs and price. There are two types of steel and iron companies in China: State Owned Enterprises (“SOEs”), and privately owned companies.

Criteria for our customers include:

• Quality;

• Price/cost competitiveness;

• System and product performance;

• Reliability and timeliness of delivery;

• New product and technology development capability;

• Excellence and flexibility in operations;

• Degree of global and local presence;

• Effectiveness of customer service; and

• Overall management capability.

We compete with both SOEs and privately owned steel manufacturers. While we believe that our price and quality are superior to other manufacturers, many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese marketplace. We consider there to be eight major competitors of similar size, production capability and product line in the market place:

• At Daqiuzhuang Metal: Tianjin No. 1 Rolling Steel Plant, Tianjin Yinze Metal Sheet Plant and Tangshan Fengrun Metal Sheet Plant.

• At Longmen Joint Venture: Shanxi Haixin Iron and Steel Co., Ltd. and Gansu Jiuquan Iron and Steel Co., Ltd.

• At Baotou Steel Pipe Joint Venture: Tianjin Bo Ai Steel Pipe Co., Hebei Cangzhou Zhong Yuan Steel Pipe Co., Shanxi Taiyuan Guo Lian Steel Pipe Co.

In addition, with China’s entry into the World Trade Organization and China’s agreements to lift many of the barriers to foreign competition, we believe that competition will increase as a whole with the entry of foreign companies into this market. This may limit our opportunities for growth, lead to price pressure and reduce our profitability. We may not be able to compete favorably and this increased competition may harm our business, our business prospects and results of operations.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

Our limited operating history may not provide a meaningful basis on which to evaluate our business. Although our revenues have grown rapidly since inception, we might not be able to maintain our profitability or we may incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

• Implement our business model and strategy and adapt and modify them as needed;

• Increase awareness of our brands, protect our reputation and develop customer loyalty;

• Manage our expanding operations and service offerings, including the integration of any future acquisitions;

• Maintain adequate control of our expenses;

• Anticipate and adapt to changing conditions in the markets in which we operate as well as the impact of any changes in government regulation; and

• Anticipate mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

Our business, business prospects and results of operations will be affected if we are not successful in addressing any or all of these risks and difficulties.

Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability.

Our continued growth is dependent upon our ability to raise additional capital from outside sources. Our strategy is to grow through aggressive mergers, joint ventures and acquisitions targeting state-owned enterprise steel companies and selected entities with outstanding potential. That will require us to obtain additional financing through capital markets. In the future we may be unable to obtain the necessary financing on a timely basis and on favorable terms, and our failure to do so may weaken our financial position, reduce our competitiveness, limit our growth and reduce our profitability. Our ability to obtain acceptable financing at any given time may depend on a number of factors, including:

• Our financial condition and results of operations,

• The condition of the PRC economy and the industry sectors in which we operate, and

• Conditions in relevant financial markets in the U.S., the PRC and elsewhere in the world.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop, it will be necessary for us to finance and manage such an expansion in an orderly fashion. This growth will lead to an increase in the responsibilities of existing personnel, the hiring of additional personnel and expansion of our scope of operations. It is possible that we may not be able to obtain the required financing under terms that are acceptable to us or hire additional personnel to meet the needs of our expansion.

We may not be able to accurately report our financial results or prevent fraud if we fail to maintain an effective system of internal controls.

We will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 10-K for the fiscal year ending December 31, 2007. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our business, revenues and profitability are dependent on a limited number of large customers.

Our revenue is dependent, in large part, on significant contracts with a limited number of large customers. For the first nine months of 2007, approximately 58% of our sales were to five customers. We believe that revenue derived from our current and future large customers will continue to represent a significant portion of our total revenue. Our inability to continue to secure and maintain a sufficient number of large contracts or the loss of, or significant reduction in purchases by, one or more of our major customers would have the effect of reducing our revenues and profitability.

Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions in China.

We may not be able to pass on to customers the increases in the costs of our raw materials, particularly iron-ore and steel.

The major raw materials that we purchase for production are iron-ore and steel coil. The price and availability of these raw materials are subject to market conditions affecting supply and demand. Our financial condition or results of operations may be impaired by further increases in raw material costs to the extent we are unable to pass those increases to our customers. In addition, if these materials are not available on a timely basis or at all, we may not be able to produce our products and our sales may decline.

The price of steel may decline due to an overproduction by the Chinese steel companies.

According to the survey conducted by China Iron and Steel Association, there are more than 1,100 steel companies in China. Among those, only 15 companies have over 5 million tons of production capacity. Each steel company has its own production plan. The Chinese government posted a new guidance on steel industry to encourage consolidation within the fragmented steel sector to mitigate problems of low-end repetitive production and inefficient use of resources. The current situation of overproduction may not be solved by these measures posted by the Chinese government. If the current state of overproduction continues, our product shipments could decline, our inventory could build up and eventually we may be required to decrease our sales price, which may eventually decrease our profitability.

Because we are a holding company with substantially all of our operations conducted through our subsidiaries, our performance will be affected by the performance of such subsidiaries.

We have no operations independent of those of Daqiuzhuang Metal, Baotou Steel Pipe Joint Venture and Longmen Joint Venture, and our principal assets are our investments in these subsidiaries. As a result, we are dependent upon the performance of Daqiuzhuang Metal, Baotou Steel Pipe Joint Venture and Longmen Joint Venture and we will be subject to the financial, business and other factors affecting them as well as general economic and financial conditions. As substantially all of our operations are and will be conducted through our subsidiaries, we will be dependent on the cash flow of our subsidiaries to meet our obligations.

Because virtually all of our assets are and will be held by operating subsidiaries, the claims of our stockholders will be structurally subordinate to all existing and future liabilities and obligations, and trade payables of such subsidiaries. In the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be available to satisfy the claims of our stockholders only after all of our subsidiaries’ liabilities and obligations have been paid in full.

We depend on acquiring companies to fulfill our growth plan

An important element of our planned growth strategy is the pursuit and acquisitions of other businesses that increase our existing production capacity. However, integrating businesses involves a number of special risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems relating to assimilating and retaining employees of the acquisition, challenges in retaining customers, and potential adverse short-term effects on operation results. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy may be adversely impacted.

We depend on bank financing for our working capital needs.

We have various financing facilities amounting to approximately US $132.8 million, of which all are due on demand or within one year. So far, we have not experienced any difficulties in repaying such financing facilities. However, we may in the future encounter difficulties to repay or refinance such loans on time and may face severe difficulties in our operations and financial position.

We rely on Yu, Zuosheng for important business leadership

We depend, to a large extent, on the abilities and operations of our current management team. However, we have a particular reliance upon Yu, Zuosheng, our Chairman and Chief Executive Officer, for the direction of our business and leadership in our growth effort. The loss of the services of Yu, Zuosheng, for any reason, may have a material adverse effect on our business and prospects. We cannot guarantee that Yu, Zuosheng will continue to be available to us, or that we will be able to find a suitable replacement for Yu, Zuosheng on a timely basis.

Risks Related to Operating Our Business in China

We face the risk that changes in the policies of the Chinese government could have significant impact upon the business we may be able to conduct in China and the profitability of such business.

The economy of China is at a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set down national economic development goals. Policies of the Chinese government can have significant effects on the economic conditions of China. The Chinese government has confirmed that economic development will follow a model of market economy under socialism. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces. While we believe that this trend will continue, there can be no assurance that such will be the case. A change in policies by the Chinese government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion, imports or sources of supplies; or the expropriation or nationalization of private enterprises. Although the Chinese government has been pursuing economic reform policies for approximately two decades, the Chinese government may significantly alter such policies, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China’s political, economic and social life.

The PRC laws and regulations governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions. In addition, any changes in such PRC laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Our subsidiaries and we are considered foreign persons or foreign funded enterprises under PRC laws, and as a result, we are required to comply with PRC laws and regulations. These laws and regulations are relatively new and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, the PRC authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. In particular, licenses, permits and beneficial treatments issued or granted to us by relevant governmental bodies may be revoked at a later time under contrary findings of higher regulatory bodies. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. Such restructuring may not be effective or result in similar or other difficulties. We may be subject to sanctions, including fines, and could be required to restructure our operations. As a result of these substantial uncertainties, there is a risk that we may be found in violation of any current or future PRC laws or regulations.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

All of our operations are conducted in the PRC and all of our revenues are generated from sales to businesses operating in the PRC. Although the PRC economy has grown significantly in recent years, such growth may not continue. We do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for agricultural equipment. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and in turn reduce our results of operations and our productivity.

Inflation in China could negatively affect our profitability and growth.

While the Chinese economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the Chinese government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austerity policy can lead to a slowing of economic growth. In October 2004, the People’s Bank of China, China’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. Repeated increases in interest rates by the central bank will likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

If relations between the United States and China worsen, our stock price may decrease and we may experience difficulties accessing the U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could impact the market price of our common stock and our ability to access US capital markets.

The Chinese Government could change its policies toward private enterprises, which could result in the total loss of our investments in China.

Our business is subject to political and economic uncertainties in China and may be adversely affected by its political, economic and social developments. Over the past several years, the Chinese Government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese Government may not continue to pursue these policies or may alter them to our detriment from time to time. Conducting our business might become more difficult or costly due to changes in policies, laws and regulations, or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, devaluations of currency or the nationalization or other expropriation of private enterprises. In addition, nationalization or expropriation could result in the total loss of our investments in China.

Our business, results of operations and overall profitability are linked to the economic, political and social conditions in China.

All of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese Government has implemented measures recently emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese Government. In addition, the Chinese Government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Therefore, the Chinese Government’s involvement in the economy may affect our business operations, results of operations and our financial condition.

Governmental control of currency conversion may cause the value of your investment in our common stock to decrease.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

The fluctuation of the Renminbi may cause the value of your investment in our common stock to decrease.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. As we rely entirely on revenues earned in the PRC, our cash flows, revenues and financial condition will be affected by any significant revaluation of the Renminbi. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, if the Renminbi appreciates against the U.S. dollar, the Renminbi equivalent of the US dollar we convert would be reduced. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. To date, however, we have not engaged in transactions of either type. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

Since 1994 the PRC has pegged the value of the Renminbi to the U.S. dollar. We do not believe that this policy has affected our business. However, there have been indications that the PRC government may be reconsidering its monetary policy in light of the overall devaluation of the U.S. dollar against the Euro and other currencies during the last two years. In July 2005, the PRC government revalued the Renminbi by 2.1% against the U.S. dollar, moving from Renminbi 8.28 to Renminbi 8.11 per dollar. Because of the pegging of the Renminbi to the U.S. dollar is loosened, we anticipate that the value of the Renminbi will appreciate against the dollar with the consequences discussed above.

We are subject to environmental and safety regulations, which may increase our compliance costs and reduce our overall profitability.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in China. We may incur substantial costs or liabilities in connection with these requirements. Additionally, these regulations may become stricter, which will increase our costs of compliance in a manner that could reduce our overall profitability. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a significant expense linked to the conduct of our business.

Because the Chinese legal system is not fully developed, our legal protections may be limited.

The PRC legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, the PRC has not developed a fully integrated legal system and the array of new laws and regulations may not be sufficient to cover all aspects of economic activities in the PRC. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, published government policies and internal rules may have retroactive effects and, in some cases, the policies and rules are not published at all. As a result, we may be unaware of our violation of these policies and rules until some time later. The laws of the PRC govern our contractual arrangements with our affiliated entities. The enforcement of these contracts and the interpretation of the laws governing these relationships are subject to uncertainty. For the above reasons, legal compliance in China may be more difficult or expensive.

Risks Related to Our Common Stock

Our officers, directors and affiliates control us through their positions and stock ownership and their interests may differ from other stockholders.

Our officers, directors and affiliates beneficially own approximately 70% of our common stock. Mr. Yu, Zuo Sheng our major shareholder, beneficially owns approximately 69% of our common stock. Mr. Yu can effectively control us and his interests may differ from other stockholders.

All our subsidiaries are located in China and substantially all of our assets are located outside the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us in the courts of either the U.S. and the PRC and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in PRC courts. All our directors and officers reside outside of the United States. It is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties under the U.S. federal securities laws or otherwise.

We have never paid cash dividends and are not likely to do so in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other steel makers, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Investors may experience dilution from any conversion of the senior convertible notes and the exercise of warrants we issued in December 2007.

We are registering the Shares issuable upon conversion of the senior convertible notes and upon exercise of the warrants we issued in December 2007. The conversion price of the senior convertible notes is $12.47 and the exercise price of the warrants is $13.51 Such issuances will dilute current shareholders’ holding in our company.

Our operating subsidiary must comply with environmental protection laws that could adversely affect our profitability.

We are required to comply with the environmental protection laws and regulations promulgated by the national and local governments of the PRC. Yearly inspections of waste treatment systems require the payment of a license fee which could become a penalty fee if standards are not maintained. If we fail to comply with any of these environmental laws and regulations in the PRC, depending on the types and seriousness of the violation, we may be subject to, among other things, warning from relevant authorities, imposition of fines, specific performance and/or criminal liability, forfeiture of profits made, being ordered to close down our business operations and suspension of relevant permits.

THIS OFFERING

We are registering 3,590,822 Shares out of the total registrable amount of 5,385,699 Shares issuable underlying the Notes and Warrants pursuant to the Registration Rights Agreement to meet the requirement under Rule 415 of the Securities Act.

Common stock outstanding prior to this offering (on April 2, 2008)	34,861,365
Common stock being offered for resale to the public	3,590,822	(1)
Common stock outstanding after this offering	38,452,197
Percentage of common stock outstanding before this offering that Shares being registered for resale represent	10.3%

(1)  Includes 2,435,864 conversion Shares underlying the Notes as well as interest Shares ("Interest Shares")", and 1,154,958 Shares to be issued upon the exercise of the Warrants pursuant to the Securities Purchase Agreement for the private placement completed on December 13, 2007.

Total proceeds raised in the offering: We will not receive any proceeds from the resale of our common stock pursuant to this offering. We have received $40,000,000 in gross proceeds from the Buyers under the Securities Purchase Agreement of our recent private placement. We may also receive some proceeds if any of the selling shareholders exercise their Warrants through cash exercise.

USE OF PROCEEDS

We are registering these Shares pursuant to the registration rights granted to the Buyers in our recent private placement. We will not receive any proceeds from the resale of our common stock under this offering.

We may also receive proceeds from the issuance of Shares to the Buyers if they choose to exercise their Warrants through a cash exercise. If each of the Warrants is exercised through a cash exercise at an exercise price of US $13.51 per share, we estimate that we may receive up to an additional US $13,000,000.

Any proceeds we may receive will be used to repay the shareholder loan of RMB 200,000,000 (approximately 24,160,000 U.S. Dollars) borrowed from our Chairman and CEO, Mr. Zuosheng Yu, evidenced by a promissory note issued by the Company to Mr. Yu on July 1, 2007 and for general corporate purposes. The loan was made by Mr. Yu to the Company for the purpose of consummating the Longmen Joint Venture, in addition to being used as working capital for the new joint venture. The largest aggregate amount of principal outstanding on this loan as of July 1, 2007 was RMB 200,000,000 (approximately $24,160,000) and the amount of principal and interest has been paid off shortly after the fund raising. The promissory note carries an annual percentage rate of interest of 6.5%.

SELLING SHAREHOLDERS

The Shares being offered by the selling stockholders are issuable upon conversion of the Notes and in payment of interest on the Notes and upon exercise of the Warrants. For additional information regarding the issuance of those convertible notes, see "Our Recent Private Placement” below. We are registering the Shares in order to permit the selling stockholders to offer the Shares for resale from time to time. Except for the ownership of the Notes and Warrants issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the Shares by each of the selling stockholders.

This prospectus generally covers the resale of Shares issued or issuable (i) upon conversion of the Notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC less an aggregate of 1,794,367 Shares which have been cut back as required by the SEC, and (ii) as Warrant Shares, pursuant to the terms of the Warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, and (iii) as Interest Shares pursuant to the terms of the Notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the Notes may be adjusted, the number of Shares that will actually be issued may be more or less than the number of Shares being offered by this prospectus. The last two columns assume the sell of all of the Shares offered by the Selling Shareholders pursuant to this prospectus.

Under the terms of the Notes and the Warrants, a selling stockholder may not convert the Notes or exercise the Warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of Shares which would exceed 4.99% of our then outstanding Shares following such conversion, excluding for purposes of such determination Shares issuable upon conversion of the Notes which have not been converted and Warrants which have not been exercised. The number of Shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their Shares in this offering. See "Plan of Distribution."

SELLING SHAREHOLDERS

Seller (5)	Number of Shares Owned Prior to Offering	Aggregate Number of Shares Being Registered (6)	Aggregate Number of Warrant Shares Being Registered	Aggregate Number of Shares Underlying the Notes	Percentage Holding After Completion of Sale (%)	Number of Shares Owned After Offering

Capital Ventures International (1)	1,635,996	1,346,558	433,109	913,449	*	289,437

Hudson Bay Fund, LP (2)	468,986	386,013	124,158	261,855	*	100,972

Hudson Bay Overseas Fund, Ltd. (3)	621,678	511,692	164,581	347,111	*	109,986

Whitebox Intermarket Partners, LP (4)	436,265	359,082	115,496	243,586	*	77,183

Whitebox Hedged High Yield Partners, LP (4)	654,398	538,624	173,244	365,380	*	115,774

Whitebox Convertible Arbitrage Partners, LP (4)	497,689	448,853	144,370	304,483	*	48,836

TOTAL:		3,590,822	1,154,,958	2,435,864

(1) Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI"), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(2) Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Fund LP. Hudson Bay Fund LP is an affiliate of a broker dealer. The selling stockholder acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(3) Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Overseas Fund LTD. Hudson Bay Overseas Fund LTD is an affiliate of a broker dealer. The selling stockholder acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(4) Andrew J. Redleaf is the managing member of the general partner and has voting and decision making at Whitebox Intermarket Partners, LP, Whitebox Hedged High Yield Partners, LP, and Whitebox Convertible Arbitrage Partners, LP.

(5) Each of the selling shareholders other than Whitebox Intermarket Partners, LP, Whitebox Hedged High Yield Partners, LP, and Whitebox Convertible Arbitrage Partners, LP is affiliated with a broker-dealer.

(6) We are registering 3,590,822 Shares out of the total registrable amount of 5,385,699 Shares issuable underlying the Notes and Warrants pursuant to the Registration Rights Agreement to meet the requirement under Rule 415 of the Securities Act.

* indicates percentages that are below 1%.

Payments Made in Connection with Transaction

Placement Fee Paid	Amount of Payment Made ($)
Merriman Curhan Ford & Co.—payments made	2,473,500	(1)
Jian Ke—payments made	1,889,500	(2)
Net proceeds to the issuer from the sale of the Notes	$51,240,482.58	(3)
The total possible payments to all selling security holders and any of their affiliates in the first year following the sale of the Notes.	$1,200,000

A commission of $2,800,000, or 7% of the total proceeds received by the Company in the convertible note transaction, was paid in cash by the Company to Merriman Curhan Ford & Co. and Jian Ke at the closing of the financing as a commission for acting as financial agents to the Company in the convertible note transaction. This cash commission was split between the financial agents with approximately 60% of the commission, or $1,692,000, being paid to Merriman Curhan Ford & Co. and 40% of the commission, or $1,108,000, being paid to Jian Ke.

(1) This dollar amount includes 75,000 Shares of the Company’s common stock issued to each of Merriman Curhan Ford & Co. and Jian Ke as a commission for acting as a financial agent to the Company in the private placement for which the Form S-1was filed. The Shares are valued at $781,500, which was determined by multiplying the 41,629 Shares of the Company’s common stock issued to Merriman Curhan Ford & Co., by $10.42, the average high and low sale price of the Company’s common stock quoted on the American Stock Exchange on December 13, 2007, the date the private placement closed. The remaining $1,692,000 of the commission paid to Merriman Curhan Ford & Co. was paid in cash.

(2) This dollar amount includes 75,000 Shares of the Company’s common stock issued to Jian Ke as a commission for acting as a financial agent to the Company in the private placement. The shares are valued at $781,500, which was determined by multiplying the 41,629 Shares of the Company’s common stock issued to Jian Ke, by $10.42, the average high and low sale price of the Company’s common stock quoted on the American Stock Exchange on December 13, 2007, the date the private placement closed. The remaining $1,108,000 of the commission paid to Jian Ke was paid in cash.

(3) This dollar amount includes $40,000,000, representing the total sale price of the convertible notes and warrants, and $15,603,482.58 representing the exercise price to be paid to the Company if all warrants issued as part of the transaction are exercised. The conversion price of the notes and exercise price of the warrants are all above the current market price. Other than interest payments, there are no other payments to be made to the selling shareholders or their affiliates.

Total Possible Profit for Selling Shareholders from Conversion Discount For Securities Underlying Warrants and Notes

Market price per share of the securities underlying the Notes on the date of the sale of the Notes	$10.42	(1)

Conversion price per share of the underlying securities on the date of the sale of the Notes	$12.47	(2)

Total possible Shares underlying the Notes (assuming no interest payments and complete conversion throughout the term of the note)	3,207,699	(2)

Combined market price of the total number of shares underlying the Notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the Notes	$33,424,223.58	(1)

Total possible shares the selling security holders may receive and the combined conversion price of the total number of shares underlying the Notes calculated by using the conversion price on the date of the sale of the Notes and the total possible number of shares the selling security holders may receive	$3,207,699shares 40,000,006.53	(2)

Total possible discount to the market price as of the date of the sale of the Notes, calculated by subtracting the total conversion price on the date of the sale of the Notes from the combined market price of the total number of shares underlying the Notes on the date of sale
	The Notes were not sold at a discount to market

(1) The average high and low sale price of the Company’s Shares quoted on the American Stock Exchange on December 13, 2007, the date the private placement closed.

(2) Calculated using a conversion price of $12.47. If on the earlier of the (i) one year anniversary of the effective date of the Form S-1, and (ii) two year anniversary of December 13, 2007, this date the private placement closed, the conversion price of the notes exceeds the then market price of the Company’s common stock, the conversion price of the notes shall be reset to the market price on such date. As this price is not currently ascertainable, the total number of Shares underlying the Notes listed in the table above is calculated using the current conversion price of $12.47.

Total Profits to be Realized Resulting from Any Conversion Discounts For Securities Underlying Warrants and Notes

Market price per share of the underlying securities on the date of the sale of that other security	$10.42	(1)

Exercise price per share as of the date of the sale of Warrants to purchase Shares	$13.51

Total possible shares to be received under the Warrants (assuming complete exercise)	1,154,958

Combined market price of the total number of underlying Shares, calculated by using the market price per share on the date of the sale of the Warrants and the total possible Shares to be received	$12,034,662.36	(1)

Total possible Shares to be received and the combined conversion price of the total number of Shares underlying Warrants calculated by using the exercise price on the date of the sale of the Warrants and the total possible number of underlying Shares
	$1,154,958 shares 15,603,482.58

Total possible discount to the market price as of the date of the sale of the Warrants, calculated by subtracting the total exercise price on the date of the sale of the Warrants from the combined market price of the total number of underlying Shares on the date
	The Warrants were not sold at a discount to market

(1) The average high and low sale price of the Company’s common stock quoted on the American Stock Exchange on December 13, 2007, the date the private placement closed.

Gross Proceeds Paid or Payable to Issuer, Payments Made by Issuer, Net Proceeds to Issuer

Gross proceeds paid or payable to the issuer in the convertible notes transaction	$55,603,482.58	(1)

All payments that have been made or that may be required to be made by the issuer in this recent private placement	$4,363,000

Resulting net proceeds to the issuer	$51,240,482.58

Combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders
	The warrants and convertible notes were not sold at a discount to market

Percentage of the total amount of all possible payments on the private placement and the total possible discount to the market price of the Shares underlying the convertible notes, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes	8.5	%(2)

(1) Includes $40,000,000, representing the total sale price of the convertible notes and warrants, and $15,603,482.58, representing the exercise price to be paid to the Company if all warrants issued as part of the transaction are exercised.

(2) This percentage is calculated by dividing the total payments ($4,363,000) plus the total other payments, by the total net proceed from the convertible note transaction ($51,240,482.58).

Prior Security Transactions with Selling Shareholders

The Company has had no prior securities transactions with any of the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction.

Number of Shares Outstanding Held By Non-affiliates and Number of Shares Being Registered

Number of Shares outstanding prior to the Notes transaction that are held by persons other than the selling security holders, affiliates of the company, and affiliates of the selling security holders	10,742,965

Number of Shares registered for resale by the selling security holders or affiliates of the selling security holders in prior registration statements	0

Number of Shares registered for resale by the selling security holders or affiliates of the selling security holders that continue to be held by the selling security holders or affiliates of the selling security holders	0

Number of Shares that have been sold in registered resale transactions by the selling security holders or affiliates of the selling security holders	0

Number of Shares registered for resale on behalf of the selling security holders or affiliates of the selling security holders in the current transaction	3,590,822	(1)

(1) Includes 2,435,864 Shares underlying the Notes and 1,154,958 Shares to be issued upon the exercise of the Warrants pursuant to the Securities Purchase Agreement for the private placement completed on December 13, 2007.

Company’s Financial Ability to Make Payments Due With Respect to Convertible Notes Transaction

The Company has the intention, and reasonable basis to believe that it will have the financial ability, to make all payments when due with respect to the convertible notes transaction.

The Company has no information indicating any of the selling security holders hold a short position in the Company’s common stock.

Maximum Interest Payments

Maximum Interest dollar amount of potential interest payments assuming no event of default to the selling shareholders	$14,000,000.00(1)

Maximum Interest dollar amount of potential interest payments assuming full term event of default to the selling shareholders	$40,454,287.50(2)

Maximum dollar amount of potential redemption payments to the selling shareholders	$10,000,000.00(3)

Maximum dollar amount of potential liquidated damages payments to the selling shareholders	$426,666.67(4)

(1) Assuming that the $40,000,000 principal balance is neither repaid or converted then the interest payments will be paid semi-annually on every January 15 and July 15 between the issuance date of December 13, 2007 and the maturity date of December 12, 2012. During the term of the notes, the interest rate increases on an annual basis effective on certain of the anniversaries of the issuance date (i.e. year 1 is 3%, year 2 is 5%, year 3 is 7%, year 4 is 10% and year 5 is 10%). Because the timing of interest dates do not coincide with the issuance date or maturity date we have calculated the interest payment amounts, which we have compounded annually, based on a 360 day year, as follows:

Payment 1: December 13, 2007-January 15, 2008 (32 days) @ 3% = $106,666.67

Payment 2: January 15, 2008-July 15, 2008 (180 days) @ 3% = $600,000.00

Payment 3: July 15, 2008-December 12, 2008 (148 days) @ 3% = $493,333.33 + December 13, 2008-January 15, 2009 (32 days) @5% = $177,777.77

Payment 4: January 15, 2009-July 15, 2009 (180 days) @ 5% = $1,000,000.00

Payment 5: July 15, 2009-December 12, 2009 (148 days) @ 5% = $822,222.22 + December 13, 2009-January 15, 2010 (32 days) @7% = $248,888.88

Payment 6: January 15, 2010-July 15, 2010 (180 days) @ 7% = $1,400,000.00

Payment 7: July 15, 2010-December 12, 2010 (148 days) @ 7% = $1,151,111.11 + December 13, 2009-January 15, 2011 (32 days) @10% = $355,555.55

Payment 8: January 15, 2011-July 15, 2011 (180 days) @ 10% = $2,000,000.00

Payment 9: July 15, 2011-January 15, 2012 (180 days) @ 10% = $2,000,000.00

Payment 10: January 15, 2012-July 15, 2012 (180 days) @ 10% = $2,000,000.00

Payment 11: July 15, 2012-December 12, 2012 (148 days) @ 10% = $1,644,444.44

Total of Payment 1 through Payment 11= $14,000,000.00

(2) If all of the notes were to go into default, a 15% rate default rate would take effect from the date of default until cured, if so cured. Assuming default for the entire term of the notes the total interest payments would $40,000,000*15% for 5 years compounded annually which equals $40,454,287.50.

(3) Certain Events of Default found in Section 4(a)(i)-(vi) and (ix)-(xv) permit the holder to require the Company to redeem the notes at 125% of face value. This dollar amount is calculated based on the occurrence of one of these events of default at a time when the full principal amount remains outstanding (125%*$40,000,000 = $50,000,000, $50,000,000 - $40,000,000 = $10,000,000). The dollar amount in the table above does not include any late fees that may or may not accrue on payments the Company is obligated to make. A Change of Control also permits the holder to require the Company to redeem the notes at a lesser amount, generally at a 15% pre-tax internal rate of return as of the date of Change of Control.

(4) Pursuant to Section 1(p) of the Registration Rights agreement relating to this transaction, if the Form S-1 registration statement (No. 333-149217) is declared effective prior to June 10, 2008, no liquidated damages will accrue. If the Form S-1 is not declared effective by June 10, 2008, the Company is required to pay liquidated damages in the amount of 1% of the purchase price, or $400,000. The dollar amount in the table above is calculated based on the assumption that the Form S-1 registration statement (No. 333-149217) is not declared effective prior to June 13, 2008. On June 13, 2008, the selling shareholders will be eligible to sell their shares of common stock pursuant to Rule 144 of the Securities Act. Under section 3(a) of the Registration Rights Agreement relating to this transaction, the Company’s obligation to keep the registration statement effective terminates once the shareholders are eligible to sell their shares under Rule 144. The Company will still be required to pay liquidated damages to the shareholders for June 11, 2008 and June 12, 2008 when the shareholders should be able to sell their shares in the open market but can not do so because the shares are not listed on an effective registration statement and are not eligible to be sold pursuant to Rule 144. The liquidated damages payable to the shareholders for these two days when they can not publicly sell their shares is equal to 2/30 of 1% of the purchase price, or $26,666.67.

OUR RECENT PRIVATE PLACEMENT

EXEMPTION FROM REGISTRATION. As described under “Prospectus Summary - About Our Recent Private Placement”, we issued in connection with our private placement Shares, in accordance with and in reliance upon the exemption from securities registration afforded by Regulation D, Rule 506 promulgated by the Securities and Exchange Commission (the “SEC” or the “Commission”).

PURCHASE PRICE. Our common stock was offered at a price of $1,000 for each $1,000 of principal amount of Notes and related Warrants to be purchased by such Buyer at the Closing.

NUMBER OF SHARES BEING REGISTERED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT. The Securities Purchase Agreement provides that our company shall file with the Commission a registration statement registering the Shares issued in connection with the private placement (the “Registrable Securities”) for unrestricted distribution and public resale by the holders of such Registrable Securities, namely a total of 3,590,822 Shares of common stock, including 1,154,958 for Shares underlying the Warrants.

WARRANTS ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT. Each investor who has been issued a Warrant is granted the right to purchase in the aggregate up to a maximum additional 1,154,958 Shares. The Warrant entitles its holder to one Share upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of May 13, 2008, but not after 11:59 p.m., New York time, on the expiration date of May 13, 2013, at an exercise price of $13.51 per share. The number of Shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure.

SENIOR CONVERTIBLE NOTES ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT. The Notes bear initial interest at 3% per annum which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable in arrears semiannually on January 15 and July 15 of each year (each, an “Interest Date”), with the first interest date being January 15, 2008. The interest rate shall increase each year as specified in the Notes from 3% on the first year, to 5% on the second year, 7% on the third year, and 10% on both the fourth and fifth year, all of which are payable semi-annually in cash or Shares, par value $.001 per share. The Notes have a five year term through December 12, 2012, and are convertible into Shares, subject to customary anti-dilution adjustments. The initial conversion price is $12.47. The Company may redeem the Notes at 100% of the principal amount, plus any accrued interest, beginning December 13, 2008, provided the market price of the Common Stock is at least 150% of the then applicable conversion price for 30 consecutive trading days prior to the redemption.

INDEMNIFICATION. We have agreed to indemnify the selling shareholders from all liability and losses resulting from any misrepresentations or breaches made by our company in connection with the Securities Purchase Agreement, other related agreements, or the registration statement. The selling shareholders have agreed to indemnify us from all liability and losses resulting from any misrepresentations furnished by such selling shareholder in writing to us specifically for use in such registration statement or prospectus to the extent of the net proceeds actually received by the selling shareholder from the sale of Registrable Securities.

MANDATORY REGISTRATION.
a.  Initial Mandatory Registration. The Company shall prepare, and, as soon as practicable but in no event later than the Initial Filing Deadline, file with the SEC the Initial Registration Statement on Form S-3 covering the resale of at least the number of Shares equal to the Initial Required Registration Amount determined as of date the Registration Statement is initially filed with the SEC. In the event that Form S-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration on another form reasonably acceptable to the Required Holders. The Initial Registration Statement prepared pursuant hereto shall register for resale that number of Shares equal to the Initial Required Registration Amount determined as of the date such Initial Registration Statement is initially filed with the SEC. The Company shall use its reasonable best efforts to have the Initial Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Initial Effectiveness Deadline. By 9:30 a.m. New York time on the Business Day following the Initial Effective Date, the Company shall file with the SEC in accordance with Rule 424 under the 1933 Act the final prospectus to be used in connection with sales pursuant to such Initial Registration Statement.

b. Additional Mandatory Registrations. The Company shall prepare, and, as soon as practicable but in no event later than the Additional Filing Deadline, file with the SEC a Registration Statement on Form S-3 covering the resale of all of the Additional Registrable Securities not previously registered on an Additional Registration Statement hereunder. To the extent the staff of the SEC does not permit the Additional Required Registration Amount to be registered on an Additional Registration Statement, the Company shall file Additional Registration Statements successively trying to register on each such Additional Registration Statement the maximum number of remaining Additional Registrable Securities until the Additional Required Registration Amount has been registered with the SEC. In the event that Form S-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration on a form reasonably acceptable to the Required Holders. Each Additional Registration Statement prepared pursuant hereto shall register for resale that number of Shares equal to the Additional Required Registration Amount determined as of the date such Additional Registration Statement is initially filed with the SEC. The Company shall use its reasonable best efforts to have each Additional Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Additional Effectiveness Deadline. By 9:30 am on the Business Day following the Additional Effective Date, the Company shall file with the SEC in accordance with Rule 424 under the 1933 Act the final prospectus to be used in connection with sales pursuant to such Additional Registration Statement.

PLAN OF DISTRIBUTION

We are registering the Shares issuable upon conversion of the Notes and as interest on the Notes to permit the resale of these Shares by the holders of the Notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the Shares. We will bear all fees and expenses incident to our obligation to register the Shares.

The selling stockholders may sell all or a portion of the Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for paying any underwriting discounts or commissions or agent's commissions. The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices or any combination of the foregoing. These sales may be effected in transactions, which may involve:

•	crosses or block transactions or other transaction

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	transactions in the over-the-counter market;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	transactions where broker-dealers may agree with the selling securityholders to sell a specified number of such Shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Shares in the course of hedging in positions they assume. The selling stockholders may also sell Shares short and deliver Shares covered by this prospectus to close out short positions and to return borrowed Shares in connection with such short sales. The selling stockholders may also loan or pledge Shares to broker-dealers that in turn may sell such Shares.

The selling stockholders may pledge or grant a security interest in some or all of the Notess or Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus, subject to any requirement of the SEC that we amend this prospectus to include the name of such transferee, donee, pledge or other successor-in-interest in this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless such Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the 1934 Act and the rules and regulations thereunder, including, without limitation, Regulation M of the 1934 Act, which may limit the timing of purchases and sales of any of the Shares by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the Shares. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

We will pay all expenses of the registration of the Shares pursuant to the registration rights agreement, estimated to be approximately $60,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the Shares will be freely tradable in the hands of persons other than our affiliates.

DIVIDEND POLICY

Our board of directors currently does not intend to declare dividends or make any other distributions to our shareholders. Any determination to pay dividends in the future will be at our board’s discretion and will depend upon our results of operations, financial condition and prospects as well as other factors deemed relevant by our board of directors.

MANAGEMENT

Directors and executive officers

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became our director or executive officer. Our executive officers are elected annually by the board of directors. Our directors serve one-year terms until their successors are elected. The executive officers serve one year terms or until their death, resignation or removal by the board of directors. Other than described below, there are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The executive officers are all full time employees of General Steel Holdings, Inc.

The directors and executive officers of General Steel Holdings, Inc. are as follows:

Name	Age	Position	Date of appointment
Yu, Zuo Sheng	43	Chairman of the Board of Directors and Chief Executive Officer,	10/14/04
Warner, Ross	44	Director	8/24/05
Wong, John	41	Independent Director	8/24/05
Du, Qing Hai	70	Independent Director	8/28/07
Chen, John	36	Director / Chief Financial Officer	3/07/05
Cao, Zhong Kui	58	Independent Director	4/13/07
Wang, Chris	37	Independent Director	11/13/07
Zhang, Dan Li	53	Director, General Manager of Longmen Joint Venture	8/28/07
Hsu, Fred	44	Independent Director	8/28/07

Our directors are generally elected until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier resignation or removal. Each director’s term of office is one year.

 Audit Committee

Our audit committee consists of John Wong, Fred Hsu, Zhongkui Cao. Mr. John Wong is the chairman of the audit committee. The audit committee held four meetings during fiscal year 2007.

The primary responsibilities of the audit committee are to review the results of the annual audit and to discuss the financial statements, including the independent auditors’ judgment about the quality of accounting principles, the reasonableness of significant judgments, the clarity of the disclosures in the financial statements. Additionally, the audit committee meets with our independent auditors to review the interim financial statements prior to the filing of our Quarterly Reports on Form 10-Q, recommends to our board of directors the independent auditors to be retained by us, oversees the independence of the independent auditors, evaluates the independent auditors’ performance, receives and considers the independent auditors’ comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls, including our system to monitor and manage business risks and legal and ethical compliance programs audit and non-audit services provided to us by our independent auditors, considers conflicts of interest involving executive officers or board members. Our board of directors has determined that Mr. Wong is an “audit committee financial expert” as defined by the SEC, and that each member of the audit committee is independent.

To the best of our knowledge, none of the following ever occurred to any of our directors and officers.

(1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Biographical information

Mr. YU, Zuosheng Chief Executive Officer and Chairman , joined us in August 2000 and became a Director in August 2000. From April 1986 to February 1992, he was President of Daqiuzhuang Metal Sheets Factory, Tianjin, China. From February 1992 to December 1999, he was General Manager of Sheng Da Industrial Company, Tianjin, China. From November 1999 to March 2001, he was President and Chairman of Board of Directors of Sheng Da Machinery Manufactory, Tianjin, China. Since February 2001, he is President and Chairman of Board of Directors of Beijing Wendlar Investment Management Group, Beijing, China. Since March 2001, he is President and Chairman of Board of Directors of Baotou Sheng Da Steel Pipe Limited, Inner Mongolia, China and Chairman of Board of Directors of Sheng Da Steel and Iron mill, Hebei province, China. Since April 2001, he is President and Chairman of Sheng Da Industrial Park Real Estate Development Limited. Since December 2001, Mr. Yu has been President and Chairman of Beijing Shou Lun Real Estate Development Company, Beijing, China.

Mr. Yu graduated in 1985 graduated from Sciences and Engineering Institute, Tianjin, China. In July 1994, he received Bachelor degree from Institute of Business Management for Officers. Mr. Yu received the title of “Senior Economist” from the Committee of Science and Technology of Tianjin City in 1994. In July 1997, he received a MBA degree from the Graduate School of Tianjin Party University. In April 2003, Mr. YU, Zuosheng held a position as a member of China’s APEC (Asia Pacific Economic Co-operation) Development Council.

Mr. CHEN, John, Director and Chief Financial Officer. Mr. John Chen joined us in May 2004. He is the Chief Financial Officer and a Director. From August 1997 to July 2003, he was senior accountant at Moore Stephens Wurth Frazer and Torbet, LLP, Los Angeles, California, USA. He graduated from Norman Bethune University of Medical Science, Changchun city, Jilin province, China in September 1992. He received B.S. degree in accounting from California State Polytechnic University, Pomona, California, USA in July 1997.

Mr. WARNER, Ross, Director. Mr. Warner was elected as the independent director in August 2005. From July 2003 to present, he was the Chief of Operations at OCDF. From July 2002 to June 2003, he was the country manager for English First in charge of China and Vietnam. From April 2001 to July 2002, he was the non-technical training manager at TTI-China. From July 1998 to December 2000, he worked as the consultant at Info Technology Group, Inc.-Beijing Office. Mr. Ross Warner obtained the master degree from Thunderbird Graduate School.

Mr. ZHANG, Dan Li, Director and General Manager of Longmen Joint Venture. Mr. Zhang joined us in August 2007. He is currently the General Manager of Shaanxi Longmen Iron and Steel Co., Ltd. For more than 30 years, Mr. Zhang has been working at Shaanxi Longmen Iron and Steel Group on various positions. Mr. Zhang received his bachelor’s degree from the Xi’an University of Technology and Architecture in 1982.

Mr. DU, Qing Hai, Independent Director. Mr. Du joined us in August 2007. Mr. Du is currently the General Engineer for Beijing Industrial Design and Research Institute. Previously, he has been, in the past forty years, the Chief Engineer and Section Chief at both Baotou Design and Research Institute of Iron and Steel, and the Design Institute of Capital Iron and Steel. Mr. Du received his bachelor degree in Iron and Steel Metallurgy from the Beijing University of Science and Technology, formerly known as Beijing University of Iron and Steel Technology, in 1963.

Mr. CAO, Zhong Kui, Independent Director. Mr. Cao joined us in April 2007. He is currently the Chairman of Baogang United Steel, the Shanghai Stock Exchange publicly traded subsidiary of Baotou Iron and Steel Group. Previously, Mr. Cao was President and Chairman of the Board at Baotou Metallurgy Machinery State-owned Asset Management Co. Mr. Cao graduated from Baotou Institute of Iron and Steel in 1974.

Mr. WONG, John, Independent Director. Mr. Wong was elected as the independent director in August 2005. From June 2003 to present, he is the managing partner of Vantage & Associates. From January 2000 to March 2003, he was the director at Deloitte Touche Corporate Finance, Shanghai. From July 1998 to December 1999, he was director of Amrex Capitals. From July 1996 to June 1998, he worked as senior audit manager at Ernest & Young, Hong Kong. Mr. Wong graduated from Melbourne University in 1989. He obtained Independent Directorship Certificate in 2002.

Mr. WANG, Chris, Independent Director. Mr. Wang was elected as the independent director in November 2007. He is currently the President and Chief Financial Officer of Fushi International, a NASDAQ listed company. From November 2004 to March 2005, Mr. Wang was Executive Vice President at Redwood Capital. From September 2002 through November 2004, Mr. Wang was an assistant Vice President in the portfolio management department at Century Investment Corporation and before that, in 2001, was a summer associate with the Credit Suisse First Boston investment banking team in Hong Kong. Mr. Wang received a degree in English from Beijing University of Science and Technology in 1994 and a MBA in Finance and Corporate Accounting from the University of Rochester in New York in 2002.

Mr. HSU, Fred, Independent Director. Mr. Hsu joined us in August 2007. He is currently the Managing Director of Sagem Communications China, a division of Safran Inc., a global 500 company based in Paris, France. From 1998 to 2003 he was General Manager for Philips Electronics Wired Telecommunications Business Unit. From 1993 to 1998, he was the Chief Financial Officer for Wella Cosmetics, China. Mr. Hsu received a BBA degree in International Trade and Finance from Louisiana State University in 1987 and a MBA from the American Graduate School of International Management (Thunderbird) in 1988.

Indemnification

Our articles of incorporation limit the liability of directors to the maximum extent permitted by Nevada law. This limitation of liability is subject to exceptions including intentional misconduct, obtaining an improper personal benefit and abdication or reckless disregard of director duties. Our articles of incorporation and bylaws provide that we may indemnify our directors, officer, employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification. We currently do not have such an insurance policy.

Executive Compensation

Compensation Discussion and Analysis

Compensation Philosophy

Our strategic vision as a Company is to become one of the largest and most profitable non-government owned steel companies in China. We are firmly committed to this vision and have been willing to utilize all available resources to make it a reality. Our compensation philosophy focuses on an entrepreneurial style that we believe will best enable us to realize our vision in the future.

At this point in our growth, we compensate our CEO, CFO and senior management through salary and fully-vested unregistered Shares. We do not currently provide a bonus program, severance benefit program, retirement plan or change in control benefits program. We have engaged a human resources consultant to advise us in developing our compensation philosophy and practice and anticipate implementing many of their recommendations during 2008.

The competition for senior management among Chinese companies listed on a US stock exchange is fierce. We compete against companies that are much larger and have greater financial resources with which to attract and retain managers. We do not try to compete for senior management with other companies on the basis compensation. Instead, we seek to attract and retain qualified candidates who embrace our vision of becoming one of the largest and most profitable non-government owned steel companies in China, realize our long-term potential and are motivated by being pioneers in the field of State Owned Enterprise (SOE) privatization. We seek executives and managers with an entrepreneurial style who are willing to accept lower compensation in the near term with the expectation of greater compensation in the future as we continue to grow and move closer to realizing our vision. As our Company continues to develop, we are forgoing increased compensation for our executives and managers in favor of utilizing available cash resources to expand and grow our business. We also decided not to grant substantial equity awards to our executives and managers as a way of limiting dilution of our existing shareholder’s interests in our Company. Our current management team has been very accepting of our compensation philosophy and has embraced our entrepreneurial spirit.

We spend a great deal of effort and time communicating our vision to those considering working with us. It is vitally important that everyone working with us is committed to our vision and understands our commitment to growing the company. Our CEO plays an integral role in instilling this vision on an on-going basis with all our staff. Our work culture is very much like that of an entrepreneurial company characterized by high trust, high loyalty and a high personal sacrifice to current financial reward ratio.

We have been successful in recruiting and retaining senior management using our compensation philosophy. Since 2004 when the company became traded on the OTCBB, we have not had any staff resignations among our senior management team. We view this as a validation that we have followed the correct compensation philosophy for this stage in our company’s development.

Current Status

We understand the salary and stock award amounts may be generally less than those earned by senior managers at other Chinese companies listed on US stock exchanges, and are also likely significantly less than the amounts paid to senior managers of other publicly traded US companies. In determining ranges for these salaries and stock award amounts, we followed the principle that we are a developing company pursuing a goal to rapidly become a significantly larger company. As such, at this stage of development, we believe it is in our stockholders’ best interest to reinvest as much profit as possible back into the company. However, we also feel that notwithstanding these lower salaries and stock awards, our CEO and CFO remain properly incentivized, through a combination of their non-compensatory stock holdings and the possibility of higher compensation in the future, to grow the Company and build stockholder value.

We believe that the level of current compensation is appropriate for the earlier stages of developing our Company. We realize that our entrepreneurial mindset involves a very high level of trust among our executive team, but would like to reiterate that no member of our executive team has resigned since our Company became traded on the OTCBB in 2004. Our CEO and CFO have embraced our vision and entrepreneurial style and are willing to accept lower compensation at the present time in exchange for the possibility of increased compensation in the future. We believe that our CEO and CFO are properly incentivized by our current compensation levels combined with the potential to receive increased compensation in the future as we expand. As we continue to grow as a company and come closer to reaching our vision, we intend to develop a more comprehensive executive compensation program to reward our executives who have performed to our expectations, stayed with the Company and have proven to be integral to our success. We have engaged a human resources consultant to help the Company with its compensation process and practice.

Compensation Elements and Procedure

The salary amounts for our CEO and the CFO are determined through individual negotiations: our CFO negotiates his salary with our CEO, and our CEO negotiates his salary with our Compensation Committee. We have not used any industry benchmarking studies to determine these amounts. The CEO and CFO salaries are paid in full, in RMB, in monthly installments and receive the standard salary tax recording treatment. The stock award amounts are determined by our Compensation Committee. We believe the amounts of these salaries and stock awards adequately reward our CEO and CFO for their yearly total contributions to the company. We are not currently party to employment agreements with our CEO and CFO and as such we do not have any obligations relating to the termination of these employees or changes in control provisions.

The CEO annually reviews the work performance of the CFO and lower level managers. In general, the CEO subjectively evaluates the work performance of our CFO and other senior management based on the job function the executive is expected to fulfill in the management of the company. During 2007, our CEO had final authority on decisions relating to salary amounts and adjustments, except his own, which the Board of Directors must approve. Going forward, the Compensation Committee will have the final authority on decisions relating to compensation for all of our management including our CEO.

Desiring to reinvest as much profit as possible back into the company, our CEO has not taken a pay increase since 2003 and our CFO’s salary was not increased from the salary paid to him in 2006. In 2007, we granted fully-vested unregistered Shares to our CEO and CFO for the first time in an effort to further align of their interests with those of our shareholders. Corporate performance plays a significant role in the process of setting compensation for our executive officers. Stock awards help to align the interests of our executive officers with those of our shareholders. During 2007, 50.8% of our CEO’s compensation and 77.5% of our CFO’s compensation was paid in the form of stock awards. We will further develop our strategy and our process of setting compensation and incentives for our executive officers with the assistance of our human resources consultant. We granted fully-vested unregistered Shares to our directors and senior management during the fourth quarter. The grants were not made as part of an equity compensation plan and are intended as an interim-measure until a more fully-developed compensation philosophy and practice can be adopted. We expect this to happen during 2008 as we have engaged a human resources consultant to advise us on development and practice of a compensation philosophy and anticipate adopting many of their recommendations.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed the Compensation Discussion and Analysis and based this review recommends that it be included in the annual report on Form-10K for the fiscal year ended December 31, 2007.

Respectfully submitted
General Steel Holdings, Inc. Board of Directors Compensation Committee
Fred Hsu
John Wong
Zhongkui Cao

Summary Compensation Table

The table below sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer for the indicated fiscal year. No other executive officers received more than $100,000 in total compensation.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Zuosheng Yu, Chief Executive Officer	2007 2006	79,002 75,342	81,600	0	0	160,602 75,342
John Chen, Chief Financial Officer	2007 2006	23,701 22,603	81,600	0	0	105,301 22,603

During 2007, we granted fully-vested unregistered Shares to our directors and senior management in the fourth quarter. We made the grant as an interim incentive measure until we more fully develop a compensation philosophy and practice. We are currently working with a human resources consultant and expect to implement a more comprehensive compensation policy during 2008.

Director Compensation

The table set forth below sets forth information regarding compensation earned by directors, other than our CEO and CFO, as compensation for their service to our company during the year ended December 31, 2007.

Name	Stock Awards ($)	Total ($)
Ross Warner	40,800	40,800
John Wong	20,400	20,400
Qinghai Du	4,080	4,080
Zhongkui Cao	4,080	4,080
Chris Wang	0	0
Danli Zhang	40,800	40,800
Fred Hsu	20,400	20,400

Currently, we do not pay annual fees to our directors. During 2007, we granted fully-vested unregistered Shares to our directors in the fourth quarter. We made the grant as an interim incentive measure until we more fully develop a compensation philosophy and practice. We determined these amounts based on level of involvement, responsibility and length of service. We are currently working with a human resources consultant and expect to implement a more comprehensive compensation policy during 2008.

Compensation Committee Interlocks And Insider Participation

During the fiscal year ended December 31, 2007, the members of the Compensation Committee were: its Chairman, Fred Hsu, John Wong and Zhongkui Cao. In fiscal 2007, none of the members of the Compensation Committee was an officer or employee of ours or any of our subsidiaries.

Code of Ethics and Business Conduct

Our Code of Ethics and Business Conduct is available on our website at the following address: http://www.gshi-steel.com/gshi-steel/codeofethics.pdf. Our Code of Ethics and Business Conduct provides information:

To guide employees so that their business conduct is consistent with our ethical standards; and

To improve the understanding of our ethical standards among our customers, suppliers and others.

Our Code of Ethics and Business Conduct may also be obtained free of charge by contacting our Chief Financial Officer, John Chen at john@gshi-steel.com or by phone: 86-10-58797346

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED
STOCKHOLDER MATTERS

The following table sets forth certain information regarding beneficial ownership of common stock as of April 2, 2008, by:

Each person known to us to own beneficially more than 5%, in the aggregate, of the outstanding Shares;

Each of our directors;

Each of our Chairman and Chief Executive Officer and our other four most highly compensated executive officers; and

All of our executive officers and directors as a group.

The number of Shares beneficially owned and the percent of Shares outstanding are based on 34,861,365 Shares outstanding as of April 2, 2008. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

Name and address	Principal Position Held	Shares Owned	Percentage

Zuosheng Yu C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Chief Executive Officer and Chairman	23,928,900	68.6%

Qiang Chen C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Chief Financial Officer and Director	150,000	*

Ross Warner C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Director	15,000	*

Danli Zhang C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Director	10,000	*

John Wong C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Director	5,000	*

Fred Hsu C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Director	5,000	*

Wenbing Wang C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Director	2,500	*

Qinghai Du C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Director	1,000	*

Zhongkui Cao C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Director	1,000	*

Directors & Executive Officers as Group		24,118,400	69.2%

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act securities and includes securities that are convertible into common stock at the owner’s option within 60 days.

* indicates percentages that are below 1%.

Principal Accounting Fees and Services.

Our board of directors has reappointed Moore Stephens Wurth Frazer and Torbet, LLP as our independent auditors for the year ended December 31, 2007.

Public Accountants’ Fees

	2007	2006
Audit fees	$805,000	$180,000
Audit related fees	$-	$-
Tax fees	$5,000	$7,000
All other fees	$-	$-

Audit fees were for professional services rendered by Moore Stephens Wurth Frazer and Torbet, LLP during 2007 and 2006 for the audits of our annual financial statements and the reviews of our financial statements included in our quarterly reports on form 10-QSB and services that are normally provided by Moore Stephens Wurth Frazer and Torbet, LLP in connection with the statutory and regulatory filings. Tax fees involved the preparation of our consolidated tax returns.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated financial information for the periods ended and as of the dates indicated. The historical results are not necessarily indicative of results to be expected in any future period.

You should read the following summary combined financial information in conjunction with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the combined financial statements and related notes included elsewhere in this prospectus. Many factors may cause our future results to differ materially from the financial information and results presented below.

SUMMARY OF OPERATIONS
(USD and number of shares in thousands, except per share amounts)

	Years ended December 31
	2007	2006	2005	2004	2003
			(Restated)
Total sales	$772,439	$139,495	$89,740	$87,832	$57,306
Cost of sales	715,750	135,324	81,166	81,613	52,804
Selling, general, and administrative expenses	16,164	2,421	2,781	2,317	1,532
Income from operations	40,525	1,749	5,793	3,902	2,969
Net income	$22,426	$1,033	$2,740	$915	$1,091
Net income per common share, basic and diluted	$0.69	$0.03	$0.09	$0.03	$0.04
Basic weighted average shares outstanding	32,425	31,250	31,250	30,260	30,000
Diluted weighted average shares outstanding	32,558	31,250	31,250	30,260	30,000

FINANCIAL DATA
(USD in thousands, except the ratio )

	As of December 31
	2007	2006	2005	2004	2003
			(restated)
Total assets	$478,407	$73,822	$58,993	$52,969	$37,432
Depreciation and amortization	$10,337	$1,917	$1,344	$1,255	$1,013
Current Ratio	0.68	0.87	0.96	0.92	0.77

Supplemental Financial Data
(USD in thousands except per share amount)

	Three months ended December 31 (unaudited)
	2007	2006	2005
	(In thousands, except share and per share amounts)
Statement of Operations Data
Sales revenues	$268,192	$42,496	$17,719
Cost of goods sold	247,239	42,838	17,509
Gross profit	20,953	-342	210
Selling, general, and administrative expenses	5,894	266	1,017
Income from operations	15,059	-607	-808
Net income (loss)	$12,057	$514	$386
Net income per share
Basic	$0.36	$0.01	$0.01
Diluted	$0.36	$0.01	$0.01

Balance Sheet Data
Current assets	$236,173	$44,670	$37,017
Total assets	478,407	73,822	58,993
Total liabilities	382,974	53,575	41,256
Minority interest	42,044	6,186	5,387
Total Stockholder’s equity	$53,389	$14,060	$12,350

DESCRIPTION OF SHARE CAPITAL

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation, as amended to date, and our by-laws, all of which have been filed as exhibits to our registration statement of which this prospectus is a part. All material terms of these referenced documents are disclosed in this document. Our authorized capital stock consists of 200,000,000 Shares, $0.001 par value. As of April 7, 2008, there were 34,861,365 Shares of common stock issued and outstanding.

Common stock

The holders of our common stock are entitled to one vote for each share held. The affirmative vote of a majority of votes cast at a meeting that commences with a lawful quorum is sufficient for approval of matters upon which shareholders may vote, including questions presented for approval or ratification at the annual meeting. Our common stock does not carry cumulative voting rights, and holders of more than 50% of our common stock have the power to elect all directors and, as a practical matter, to control our company. Holders of our common stock are not entitled to preemptive rights, and our common stock may only be redeemed at our election.

After the satisfaction of requirements with respect to preferential dividends, if any, holders of our common stock are entitled to receive, pro rata, dividends when and as declared by our board of directors out of funds legally available therefore. Upon our liquidation, dissolution or winding-up, after distribution in full of the preferential amount, if any, to be distributed to holders of the preferred stock, holders of our common stock are entitled to share ratably in our assets legally available for distribution to our shareholders. All outstanding Shares are fully paid and non-assessable.

Warrants

Each investor who has been issued a Warrant is granted the right to purchase in the aggregate up to a maximum additional 1,154,958 Shares. The Warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of May 13, 2008, but not after 11:59 p.m., New York time, on the expiration date of May 13, 2013, at an exercise price of $13.51 per share. The number of Shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure.

ITEM 4. CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2007, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals and includes those policies and procedures that:

• Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of December 31, 2007, our internal control over financial reporting is effective.

This annual report does not include an attestation report of the company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

The Baotou Steel Pipe JV and Longmen JV formed during the year ended 12/31/2007 increased the burden of employing adequate controls over financial reporting. We believe that the controls over financial reporting in place at the two acquired operations at the time of acquisition were and remained adequate. Management has reviewed these controls and believes that there was no condition with the Company’s internal control over financial reporting that materially affected, or was reasonably likely to materially affect, this control.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements:

The following discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto. The following discussion contains forward-looking statements. General Steel Holdings, Inc. is referred to herein as “we” or “our.” The words or phrases “would be,” “will allow,” “expect to”, “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” or similar expressions are intended to identify forward-looking statements. Such statements include those concerning our expected financial performance, our corporate strategy and operational plans. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties, including: (a) those risks and uncertainties related to general economic conditions in China, including regulatory factors that may affect such economic conditions; (b) whether we are able to manage our planned growth efficiently and operate profitable operations, including whether our management will be able to identify, hire, train, retain, motivate and manage required personnel or that management will be able to successfully manage and exploit existing and potential market opportunities; (c) whether we are able to generate sufficient revenues or obtain financing to sustain and grow our operations; and (d) whether we are able to successfully fulfill our primary requirements for cash which are explained below under “Liquidity and Capital Resources. Unless otherwise required by applicable law, we do not undertake, and we specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

Company Overview

General Steel Holdings, Inc. (“General Steel”), headquartered in Beijing China, operates a diverse portfolio of Chinese steel companies. Our companies serve various industries and produce a variety of steel products: reinforced bars (rebar), hot-rolled carbon and silicon sheets and spiral weld pipes. Our aggregate production capacity of steel products is 3 million tons, of which the majority is rebar. Individual industry segments have unique demand drivers, such as rural income, infrastructure construction and energy consumption. Domestic economic conditions are an overall driver for all our products.

Our vision is to become one of the largest non-government owned steel companies in China.

Our mission is to acquire Chinese steel companies and increase their profitability and efficiencies with the infusion of applied western management practices, advanced production technologies and capital resources.

Our strategy is to grow through aggressive mergers, joint ventures and acquisitions targeting state-owned enterprise steel companies and selected entities with outstanding potential. We have executed this strategy and consummated controlling interest positions in two joint ventures. We are actively pursuing a plan to acquire additional assets.

We presently have controlling interest in three steel subsidiary companies:

• Tianjin Daqiuzhuang Metal Sheet Co., Ltd. (Daqiuzhuang Metal);
• Baotou Steel - General Steel Special Steel Pipe Joint Venture Co., Ltd. (Baotou Steel Pipe Joint Venture);
• Shaanxi Longmen Iron and Steel Co., Ltd. (Longmen Joint Venture).

Steel Operating Companies

• Tianjin Daqiuzhuang Metal Sheet Co., Ltd. (“Daqiuzhuang Metal”)

Tianjin Daqiuzhuang Metal Sheet Co., Ltd. (“Daqiuzhuang Metal”), started its operation in 1988. Daqiuzhuang Metal’s core business is the manufacturing of high quality hot-rolled carbon and silicon steel sheets which are mainly used in the production of small agricultural vehicles and other specialty markets. In the niche market for metal sheets used in small agricultural vehicles, we estimate that Daqiuzhuang Metal currently maintains an approximate 50% market share.

Daqiuzhuang Metal has ten steel sheet production lines capable of processing approximately 400,000 tons of 0.75-2.0 mm hot-rolled carbon steel sheets per year, of which 150,000 tons has been added since mid-March 2006. Products are sold through a nation-wide network of 35 distributors and 3 regional sales offices.

Daqiuzhuang Metal uses a traditional rolling mill production sequence, such as heating, rolling, cutting, annealing, and flattening to process cut coil segments into steel sheets. The sheet sizes are approximately 2,000 mm (length) x 1,000 mm (width) x 0.75 to 2.0 mm (thickness). Limited size adjustments can be made to meet order requirements. Products sell under the registered “Qiu Steel” brand name.

On May 22, 2007, we filed a current report on Form 8-K announcing we agreed to acquire from Victory New Holdings, Ltd., a British Virgin Islands Company (“Victory New”), the remaining 30% outstanding shares of Daqiuzhuang Metal. The mother of Henry Yu, our Chairman and CEO, is the sole shareholder of Victory New. For the acquisition, we agreed to issue an aggregate of 3,092,899 Shares of Series A Preferred Stock at $0.001 par value.

• Baotou Steel - General Steel Special Steel Pipe Joint Venture Co., Ltd. (“Baotou Steel Pipe Joint Venture”)

On April 27, 2007, Daqiuzhuang Metal and Baotou Iron and Steel Group Co., Ltd. ("Baotou Steel") entered into an Amended and Restated Joint Venture Agreement (the "Agreement"), amending the Joint Venture Agreement entered into on September 28, 2005 ("Original Joint Venture Agreement"). The Amended and Restated Joint Venture Agreement has increased Daqiuzhuang Metal's ownership interest in the Joint Venture to 80%. The joint venture company’s name is Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited (“Baotou Steel Pipe Joint Venture”). Baotou Steel will initially contribute RMB 10,000,000, or approximately $1,270,000 taking 20% ownership interest in the Baotou Steel Pipe Joint Venture. Daqiuzhuang Metal will initially contribute RMB 40,000,000, or approximately $5,130,000 taking 80% ownership interest in the Baotou Steel Pipe Joint Venture.

We have invested $1.56 million cash into this joint venture with the rest of the required register capital to be invested within a year. The remainder of the investment will come from the operating cash flow from Daqiuzhuang Metal.

Baotou Steel Pipe Joint Venture received its business license approval on May 25, 2007. It has four production lines capable of producing 100,000 tons of double spiral-weld pipes. These pipes are used in the energy sector to transport natural gas, oil and steam. Pipes produced at the mill have a diameter ranging from 219-1240 mm; a wall thickness ranging from 6-13 mm; and a length ranging from 6-12 m. Final production capacity at the mill will reach 600,000 tons in 2009. Additional products may also be added. Presently, Baotou Steel Pipe Joint Venture sells its products using an internal sales force to customers in the Inner Mongolia Autonomous Region and the northwest region of China.

This joint venture started production and testing operations in the second quarter 2007 and began to generate revenue in the third quarter 2007.

• Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”)

On June 15, 2007, through two subsidiaries, Daqiuzhuang Metal and Tianjin Qiu Steel Investment Co., Ltd., we entered into a joint venture agreement with Shaanxi Longmen Iron & Steel Group Co., Ltd. (“Long Steel Group”) to form Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). Through our two subsidiaries, we invested approximately $39 million cash and collectively hold approximately 60% of the new joint venture.

Long Steel Group, located in Hancheng city, Shaanxi province, in China’s central region, was founded in 1958 and incorporated in 2002. In 2006, its reported sales revenue was 7.4 billion RMB (approximately $900 million). It is the largest steel company in the province. It has a total annual production capacity of 2.5 million tons. Last year, the Chinese National Statistics Bureau ranked it among the top 50 steel companies in China in terms of output.

Long Steel Group operates as a fully-integrated steel production facility, which means it is capable of taking iron-ore and other raw materials, processing them into crude steel and then processing the crude steel into finished steel products. Less than 10% of steel companies in China have fully-integrated steel production capacity.

Our joint venture, Longmen Joint Venture, assumes existing operating units of the Long Steel Group. The Long Steel Group contributed most of its working assets to the joint venture. Key units of the joint venture include:

• Shaanxi Longmen Iron and Steel Group Co., Ltd., (“Base Steel Operations”): Includes 8 blast furnaces (total volume 1749 cubic meters), 4 converters (total load 150 tons) and 1 continuous casting mill;
• Shaanxi Longmen Iron and Steel Group Co., Ltd., Xi’an Rolling Mill: Annual capacity is 700,000 tons of rebar - includes 1 semi-continuous mill line;
• Shaanxi Longmen Iron and Steel Group Co., Ltd., Mulonggou Mining Co.: An iron-ore mine with 150,000 tons annual capacity;
• Shaanxi Longmen Iron and Steel Group Co., Ltd., Changlong Transportation Co: A comprehensive transportation company combining railroad transportation, loading and discharging, maintenance as well as finished oil products and components - daily throughput capacity exceeds 5000 tons;

• Shaanxi Longmen Iron and Steel Group Co., Ltd., Hancheng Yulong Hotel: A 125 room hotel and recreation complex catering to the regional construction and steel support industries;
• Shaanxi Yuxin Commercial Trading Co., Ltd.; and
• Shaanxi Yuteng Commercial Trading Co., Ltd.

Longmen Joint Venture employs approximately 5,000 full-time and 2,000 part-time workers.

The annual capacity at Longmen Joint Venture is 2.5 million tons of crude steel. It is the largest steel producer in Shaanxi province. In 2006, Long Steel Group recorded a shipment volume of 2.2 million tons of finished product, of which 94% was reinforced bar steel (rebar - a commodity grade steel used in construction to reinforce concrete), with the remainder being roundbar, wire rod and related products. These products are primarily used in building and infrastructure construction.

Longmen Joint Venture’s products are categorized within the steel industry as “longs” (referencing their shape). They are generally considered regional products because their size, weight and dimension make them ill-suited for cost-effective long-haul ground transportation. By our estimates, the provincial market demand for rebar is 6 - 8 million tons. Slightly more than half of the province demand radiates from Xi’an, the province capital, located 180 km from the joint venture main site. We estimate in Xi’an we have a 72% market share.

An established regional network of 27 agents and 2 sales offices sell the joint venture’s products. Agents account for approximately 66% of sales. All products sell under the registered brand name of “Yulong” which enjoys strong regional recognition and awareness. Rebar and billet products carry ISO 9001 and 9002 certification and many other products have won national quality awards. Products produced at the facility have been used in the construction of the Yangtze River Three Gorges Dam, Xi’an International Airport, the Xi Han, Xi Tong and Xi Da provincial expressways, and are currently being used in the construction of the Xi’an city subway system.

On September 24, 2007, Longmen Joint Venture acquired controlling interest in two subsidiaries of the Long Steel Group.

The Longmen Joint Venture entered into an equity transfer agreement with Long Steel Group to acquire its 74.92% ownership interest in its subsidiary, Longmen Iron and Steel Group Co., Ltd. Environmental Protection Industry Development Co., Ltd. (“EPID”). The Joint Venture paid RMB 18,080,930 (approximately $2,380,000) in exchange for the ownership interest. The facility utilizes solid waste generated from the steel making process to produce products such as construction materials, building blocks, landscape tiles, curb tops, ornamental tiles, etc.

At the same time, the Longmen Joint Venture also entered into a second equity agreement with the Long Steel Group to acquire its 36% ownership interest in its subsidiary, Longmen Iron and Steel Group Co., Ltd. Hualong Fire Retardant Materials Co., Ltd. (“Hualong”). The Joint Venture paid RMB 3,287,980 (approximately $430,000) in exchange for the ownership interest. The Joint Venture is the largest shareholder in the company. The facility produces fire-retardant materials used in various processes in the production of steel.

Summary of Significant Growth and Change in 2007

	As of December 31, 2006	As of December 31, 2007
Number of Main Subsidiaries	1	3
Production Capacity (ton)	400,000	3 million
Main Product Categories	1	3
Number of Sales Offices	3	6
Number of Full-time Employees	1,250	6,200
Exchange Listing	OTCBB	AMEX*

* On March 6, 2008, we migrated to the NYSE Arca

Stock listing

We obtained listing approval from American Stock Exchange (AMEX) on September 28, 2007. The stock officially started to trade on AMEX on October 3, 2007 under the ticker symbol, “GSI”. On March 6, 2008, we migrated from the AMEX to the NYSE Arca and officially started to trade under the same ticker symbol, “GSI”.

Factors affecting our operating results

Demand for our products

Overall, domestic economic growth is an important demand driver of our products. According to estimates by Deutsche Bank, China’s economy will grow by approximately 10% in 2008. Specifically, industry demand drivers for our products include construction and infrastructure projects, rural income growth and energy demand.

At Longmen JV, growth in regional construction and infrastructure projects drives demand for our products. According to the 11th Five Year National Economic Plan (2006-2010), development of China’s western region is one of the top-five economic priorities of the nation. Shaanxi, the province where Longmen JV is located, has been designated as the bridgehead for development into the western region, and Xi’an, the provincial capital has been designated as the focal point for this development. Our Longmen Joint Venture is 180 km from Xi’an and does not have another major competitor within a 250km radius. According to a Shaanxi provincial government report issued January 16, 2008, there are 150 construction and infrastructure projects scheduled to begin in 2008. Some of the major projects include: six new highways, one new airport, expansion of the Xi’an airport, a new ring subway system and 3 new dams. We see strong and demand for our products driven by these and many other construction and infrastructure projects. We believe there will be sustained regional demand for several years ahead as the government continues to drive western region development efforts.

At Daqiuzhuang Metal, rural income growth drives demand for our hot-rolled carbon sheets. According to the Asian Development Bank statistics, well over 60% of the nations’ 1.3 billion total population is comprised of low-income, rural farmers. Our steel sheets are used in the construction of light agricultural vehicles targeted for sale to low-income, rural farmers. We believe are sheets are lighter and of greater ductility than those of our competitors and are preferred by manufacturers of light agricultural vehicles. According to the 11th Five Year National Economic Plan (2006-2010), raising the level of rural income is a top economic and social goal for the country. Many government programs, including removing agricultural taxes and special local product taxes, designed to spur rural income development have been initiated. The government expects annual rural income to grow between 5% and 10% through 2010. Transportation asset growth only slightly lags the growth in rural net income, so we anticipate demand for light agricultural vehicles to grow between 4.7% and 9.6% through 2010.

At Baotou Steel Pipe Joint Venture, energy sector growth for the need to transport oil, natural gas and steam drive demand for spiral-weld steel pipe. The West-East pipeline that will bring oil and natural gas from the Xinjiang Uyghur Autonomous Region to large eastern seaboard cities will be the largest single demand driver for our pipes. This pipeline starts in China’s far western Xinjiang Uyghur Autonomous Region and stretches 4000km through ten regions, provinces and municipalities before its point of termination in Zhejiang province. Long pipeline will commence construction in the first quarter of 2008. Presently, demand is fueled by smaller pipeline projects and municipal energy infrastructure projects.

Supply of raw materials

Our primary raw materials consist of iron-ore and hot-rolled steel coil. Longmen Joint Venture uses iron-ore as its main raw material; Daqiuzhuang Metal and Baotou Steel Pipe Joint Venture use hot-rolled steel coil as their main raw materials. Iron-ore is the main raw material used to produce hot-rolled steel coil, so the price of iron-ore is the primary raw material costs driver for our products.

Longmen Joint Venture produces 2.5 million tons of our aggregate 3 million tons annual production. At Longmen Joint Venture, 90% of production costs are raw materials, with iron-ore being the largest component.

Nationwide, over the course of 2007, there has been an upward trend in the price of iron-ore. From January to December, the average price per ton of iron-ore increased from approximately RMB 1,300 per ton to RMB 1,700. We expect the overall cost of iron-ore will continue to increase through the end of 2008.

According to the China Iron and Steel Association, approximately, 60% of the China domestic steel industry demand for iron-ore must be filled by imports. At Longmen Joint Venture, we purchase iron-ore from four primary sources: the Mulonggou mine (owned by the Joint Venture), the Daxigou mine (owned by our joint venture partner), surrounding small local mines and from abroad. The Daxigou mine has 300 million tons of proven iron-ore reserves, of which only approximately 950,000 tons have been excavated. According to the terms of our Joint Venture agreement with the strategic partner, we have first rights of refusal for sales and development from this mine.

We source approximately 15% of our iron-ore from the Mulonggou and Daxigou mines, 70%-75% from local mines and only 10-15% of our iron-ore from abroad. Sourcing from the Mulonggou and Daxigou mines is approximately 50% cheaper than sourcing from the spot market. In 2008, we aim to increase the percentage of iron ore sourced from Mulonggou and Daxigou mines from approximately 15% to 30%. We anticipate this will increase our gross margin between 1.5% and 2.0%. We believe gaining greater direct control over our key raw material inputs is important for both margin protection and secured source protection.

Industry Consolidation

In 2007, the government held firm on its resolve to consolidate the highly fragmented domestic steel industry through coerced mergers and heightened operating requirements. In November 2007, the National Development and Reform Commission (NDRC), the nation’s top economic planner, reported that to date 29.4 million tons of outdated iron smelting capacity and 15.21 million tons of outdated steel smelting capacity had been eliminated. It also later announced obligation contracts with 18 provinces, autonomous regions and municipalities to eliminate 49.31 million tons of outdated iron smelting capacity and 36.1 million tons of outdated steel smelting capacity. The obligation letters involved 573 enterprises. It is the government’s goal to consolidate 50% of domestic production among the top 10 steel companies by 2010 with goal rising to 70% by 2020.

We believe the government will continue, and likely strengthen, its industry consolidation effort. As capacity from weaker market players is removed, capacity allotments are shifted to existing companies, such as our Longmen Joint Venture.

Operating Results

Sales Revenue and Gross Profit

Fiscal year ended December 31, 2007 compared with Fiscal year ended December 31, 2006

Overall, net sales for the year 2007 were approximately $772.4 million compared to $139.5 million in 2006, an increase of 454%. The sharp increase in net sales is a result of our acquiring controlling interest position in the Longmen Joint Venture in June, and to a lesser extent the starting of our Baotou Steel Pipe Joint Venture which began sales in July 2007.

At Daqiuzhuang Metal, shipments for the year 2007 decreased 5% to 322,912 tons from 341,702 tons last year. In the third quarter we shifted our product mix to produce a higher percentage of silicon sheets, which are higher value-added products and command a higher selling price than our carbon sheets. Producing silicon sheets requires a longer processing time than carbon sheets, thus resulting in a lower total volume of shipped product from 2007 compared to 2006. Average selling price per ton including sale of scrap for the year 2007 increased to $457 from $422 in 2006. The increase in average selling price was mainly due to higher selling price achievable from sales of silicon sheets compared to carbon sheets.

At our Baotou Steel Pipe Joint Venture, shipments representing July through December operations in 2007 were 13,489 tons. Average selling price per ton was $474.

At our Longmen Joint Venture, shipments representing June through December operations in the 2007 were 1,440,522 tons. Average selling price per ton was $429.

The following table displays sales and steel shipment data for General Steel by operating unit for the years 2007 and 2006, respectively.

	Year 2007		Year 2006
Operating Unit	Shipment Volume	Sales Amount	Shipment Volume	Sales Amount
	(in Tons)		(in Tons)
Daqiuzhuang Metal	322,912	$147,727,340	341,702	$139,494,624
Baotou Steel Pipe Joint Venture (e)	13,489	6,397,364	-	-
Longmen Joint Venture (f)	1,440,522	618,314,461	-	-

Totals	1,776,923	$772,439,165	341,702	$139,494,624

(e) Sales and shipment data from Baotou Steel Pipe Joint Venture are for the months from July through December only. Data reflects 100% of the Baotou Steel Pipe Joint Venture. General Steel, through its subsidiary, owns 80% of the Baotou Steel Pipe Joint Venture. The minority interest is removed after profits.

(f) Sales and shipment data from Longmen Joint Venture are for the months from June through December only. Data reflects 100% of the Longmen Joint Venture. General Steel, through its subsidiaries, owns 60% of the Longmen Joint Venture. The minority interest is removed after profits.

Gross profit for the year 2007 was approximately $56.7 million, an increase of 1259% or $52.5 million from $4.2 million for last year. Gross profit margin increased to 7% for the year 2007 from 3% for 2006.

The following table displays gross profit and gross margin data for General Steel by operating unit for the years 2007 and 2006, respectively.

	Year 2007		Year 2006
Operating Unit	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Daqiuzhuang Metal	$5,210,410	3.53%	$4,170,434	2.99%
Baotou Steel Pipe Joint Venture (g)	386,249	6.04%	-	-
Longmen Joint Venture (h)	51,092,102	8.26%	-	-

Totals	$56,688,761	7.34%	$4,170,434	2.99%

(g) Gross profit and gross margin data from Baotou Steel Pipe Joint Venture are for the months from July through December only. Data reflects 100% of Baotou Steel Pipe Joint Venture. General Steel, through its subsidiary, owns 80% of the Baotou Steel Pipe Joint Venture. The minority interest is removed after profits.

(h) Gross profit and gross margin data from Longmen Joint Venture are for the months from June through December only. Data reflects 100% of the Longmen Joint Venture. General Steel, through its subsidiaries, owns 60% of the Longmen Joint Venture. The minority interest is removed after profits.

Fiscal year ended December 31, 2006 compared to Fiscal year ended December 31, 2005

Net sales from operations increased from $89.7 million in 2005 to $139.5 million in 2006, a 55% increase.

Shipment volume increased from 203,422 tons in 2005 to 341,702 tons in 2006, a 68% increase. In addition to the reasons cited above, this rise is also attributable to the fact that we instituted in the second quarter a credit system for our best customers. This allowed them to more easily purchase large quantities of product at a single time. Have larger quantities of inventory on hand made it easier for them to sell larger quantities.

The following table displays sales and steel shipment data for General Steel by operating unit for the years 2006 and 2005, respectively.

	Year 2006		Year 2005
Operating Unit	Shipment Volume	Sales Amount	Shipment Volume	Sales Amount
	(in Tons)		(in Tons)
Daqiuzhuang Metal	341,702	$139,494,624	203,422	$89,739,899

Totals	341,702	$139,494,624	203,422	$89,739,899

Gross profit decreased from $8.6 million in 2005 to $4.2 million in 2006. In the same period gross profit margin decreased from 9.6% in 2005 to 3% in 2006, representing a 6% decrease.

The following table displays gross profit and gross margin data for General Steel by operating unit for the years 2006 and 2005, respectively.

	Year 2006		Year 2005
Operating Unit	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Daqiuzhuang Metal	$4,170,434	2.99%	$8,574,049	9.55%

Totals	$4,170,434	2.99%	$8,574,049	9.55%

Cost of Sales

Fiscal year ended December 31, 2007 compared with Fiscal year ended December 31, 2006

Overall cost of sales increased to $715.8 million for the year 2007 from $135.3 million for the year 2006, an increase of 429%. The sharp increase in cost of sales reflects our acquiring controlling interest position in the Longmen Joint Venture in June, and to a lesser extent, the starting of our Baotou Steel Pipe Joint Venture which began sales operations in July 2007.

At Daqiuzhuang Metal, average cost per ton was $441 and $396, respectively for the years 2007 and 2006. Cost of sales went up mainly due to the price increase in raw materials. Overall, our raw material feedstock costs were driven up by an increase in iron-ore prices. Additionally, we shifted our product mix to include a higher percentage of silicon sheets which have higher feedstock and processing costs than carbon steel sheets.

At our Baotou Steel Pipe Joint Venture, average cost per ton was $446, representing July through December operations in the year 2007.

At our Longmen Joint Venture, average cost per ton was $394, representing June through December operations in the year 2007.

The following table displays cost of sales and steel shipment data for General Steel by operating unit for the years 2007 and 2006, respectively.

	Year 2007		Year 2006
Operating Unit	Shipment Volume	Cost of Sales	Shipment Volume	Cost of Sales
	(in Tons)		(in Tons)
Daqiuzhuang Metal	322,912	$142,516,930	341,702	$135,324,190
Baotou Steel Pipe Joint Venture (k)	13,489	6,011,115	-	-
Longmen Joint Venture (l)	1,440,522	567,222,359	-	-

Totals	1,776,923	$715,750,404	341,702	$135,324,190

(k) Cost of sales and shipment volume data from Baotou Steel Pipe Joint Venture are for the months from July through December only. Data reflects 100% of the Baotou Steel Pipe Joint Venture. General Steel, through its subsidiary, owns 80% of the Baotou Steel Pipe Joint Venture. The minority interest is removed after profits.

(l) Cost of sales and shipment volume data from Longmen Joint Venture are for the months from June through December only. Data reflects 100% of the Longmen Joint Venture. General Steel, through its subsidiaries, owns 60% of the Baotou Steel Pipe Joint Venture. The minority interest is removed after profits.

Fiscal year ended December 31, 2006 compare to Fiscal year ended December 31, 2005

Cost of sales principally consists of the cost of raw materials, labor, utilities, manufacturing costs, manufacturing related depreciation and other fixed costs. Overall cost of sales increased to $135.3 million in 2006, from $81.2 million in 2005, a 67% increase. Cost of sales as a percentage of sales increased from 90% in 2005 to 97% in 2006, a 7% increase. The increase mainly due to the price increase in raw materials. Overall, our raw material feedstock costs were driven up by an increase in iron-ore prices.

The following table displays cost of sales and steel shipment data for General Steel by operating unit for the years 2006 and 2005, respectively.

	Year 2006		Year 2005
Operating Unit	Shipment Volume	Cost of Sales	Shipment Volume	Cost of Sales
	(in Tons)		(in Tons)
Daqiuzhuang Metal	341,702	$135,324,190	203,422	$81,165,850

Totals	341,702	$135,324,190	203,422	$81,165,850

Selling, General and Administrative Expenses

Fiscal year ended December 31, 2007 compared with Fiscal year ended December 31, 2006

Selling, general and administrative expenses were $16.2 million for the year 2007, compared to $2.4 million for 2006. This increase is largely attributable to the operations of the Longmen Joint Venture, which began in June, and alone accounted for approximately $11.7 million in SG&A expense since June 2007.

Fiscal year ended December 31, 2006 compared with Fiscal year ended December 31, 2005

Selling, general and administrative expenses were $2.4 million for 2006, compared to $2.8 million for the same period of 2005, a 13% decrease. A large component of the decrease was due to the reclassification of packaging expense back to cost of sales.

Other income (expense)

Fiscal year ended December 31, 2007 compared with Fiscal year ended December 31, 2006

Finance and interest expenses were $9.3 million for the year 2007, a 296% increase from $2.4 million for 2006. The increase is traced to an increase in short term borrowings largely associated with the Longmen Joint Venture operations.

Income from derivative instrument was $6.2 million for the year 2007, there was no derivative instrument for the year 2006. See more detail information in our footnote, Note 14 - Convertible notes.

Fiscal year ended December 31, 2006 compared with Fiscal year ended December 31, 2005

Finance and interest expense was $2.4 million for the fiscal year ended December 31, 2006, a 23% increase compared to $1.9 million in 2005. This increase was because the outstanding bank loans increased to $30.3 million from $27.1 million as of December 31, 2006 and 2005, respectively. This increase in debt borrowing was mainly used for financing our bulk purchases of raw materials and our credit program to our main customers.

Net income

Fiscal year ended December 31, 2007 compared with Fiscal year ended December 31, 2006

Net income was $22.4 million for the year 2007 compared to $1.0 million for the same period of 2006, an increase of 2,071%. The sharp increase is largely attributable to the contributions from the Longmen Joint Venture which began in June 2007 and the income of $6.2 million recorded for the change in fair value of the derivative instrument in connection with the issuance of the convertible notes in 2007.

Earnings per share

Earnings per share was $0.69 for the year 2007. Earnings per share are calculated as follows:

	2007	2006
Income attributable to holders of Shares	$22,425,921	$1,033,208
Basic weighted average number of common Shares outstanding	32,424,652	31,250,000
Add: dilution effect of warrants	133,698	-
Diluted weighted average number of Shares outstanding	32,558,350	31,250,000

Earnings per share
Basic	$0.69	$0.03
Diluted	$0.69	$0.03

Fiscal year ended December 31, 2006 compared with Fiscal year ended December 31, 2005

Net income was $1.0 million for the year 2006 compared to $2.7 million for the same period of 2005, a decrease of 62%.

Earnings per share are calculated as follows:

	2006	2005
Net income	$1,033,208	$2,740,219
Weighted-average of common stock o/s	31,250,000	31,250,000
Earnings per share	$0.03	$0.09

Income taxes

Fiscal year ended December 31, 2007 compared with Fiscal year ended December 31, 2006

The Company did not carry on any business and did not maintain any branch office in the United States during the year 2007 and 2006. Therefore, no provision for withholding or U.S. federal income taxes or tax benefits on the undistributed earnings and/or losses of the Company has been made.

Pursuant to the relevant laws and regulations in the People's Republic of China, Daqiuzhuang Metal, as a foreign owned enterprise in the People's Republic of China, is entitled to an exemption from the PRC enterprise income tax for two years commencing from its first profitable year. Daqiuzhuang Metal has been approved for this tax benefit and will be exempt from income tax for the years ended December 31, 2005 and 2006 and 50% income tax reduction for the years ended December 31, 2007, 2008 and 2009. The current effective income tax rate is 12%.

The effective income tax rate at our Baotou Steel Pipe Joint Venture is 33%.

Our Longmen Joint Venture is located in the mid-west region of China. The National Development and Reform Commission (NDRC) granted it qualification approval to attain the “Go West” special tax treatment. This national tax treatment rewards companies contributing to the economic development of the Western Region by lowering their effective corporate tax rate from 33 percent to 15 percent. This change is effective July first and is reflected from our year-end financial results.

For the year 2007, we had a tax expense of $4.8 million.

Fiscal year ended December 31, 2006 compared with Fiscal year ended December 31, 2005

We did not carry on any business and did not maintain any branch office in the United States during the years ended December 31, 2006 and 2005. Therefore, no provision for withholding or U.S. federal income taxes or tax benefits on our undistributed earnings and/or losses has been made.

Pursuant to the relevant laws and regulations in the People’s Republic of China, Daqiuzhuang Metal, as a Sino-foreign joint venture in the People’s Republic of China, is entitled to an exemption from the PRC enterprise income tax for two years commencing from its first profitable year. We are approved for this tax benefit and are exempt from income tax for the years ended December 31, 2005 and 2006. We are entitled to a 50% income tax reduction for the years ended December 31, 2007, 2008 and 2009.

Minority Interest

Minority interest mainly represents Long Steel Group’s 40% interest in Longmen Joint Venture and Baotou Iron and Steel Group’s 20% interest in Baotou Steel Pipe Joint Venture, both of which we control.

Accounts Receivable

Fiscal year ended December 31, 2007 compared with Fiscal year ended December 31, 2006

Accounts receivable and accounts receivable-related party were $11.8 million as of December 31, 2007 compared to $17.1 million on December 31, 2006.

We recognize the revenue when we ship out products and pass the titles of the products to our customers and distributors. At Daqiuzhuang Metal, we extended short-term credit to our customers and distributors with good reputations and long-term business relationships. We have not experienced any bad debt in these accounts. Also we review our accounts receivable on a regular basis to determine if the bad debt allowance is adequate and adjust the allowance amount if needed. We believe the accounts receivable amount is collectible. Never-the-less, to be conservative and prudent in our management practice, as of December 31, 2007, we reserved $148,224 for bad debt allowance based on our reasonable estimate.

Fiscal year ended December 31, 2006 compared with Fiscal year ended December 31, 2005

Accounts receivable were $17.1 million as of December 31, 2006 compared to $993,417 at December 31, 2005. This increase in accounts receivable is mainly due to a change in the company’s collection approach. Starting in the second quarter of 2006, we have gone with a different collection methodology. We implemented a credit sales program for our main customers with whom we have a long-standing business relationship. We now have four new production lines in operation. The management is now taking measures to secure the existing customer base and attract new customers. One of the approaches is to extend credit sales to our major customers and distributors as incentives for buying our products. Extending credit to our major customers and distributors is also in line with a growing industrial trend in this competitive market.

We recognize the revenue when we ship out products and passed the titles of the products to our customers and distributors. We have increased production capacity since April this year. To enhance sales, we extended short-term credit to our customers and distributors with good reputations and long-term business relationships. We have not experienced any bad debt in these accounts. Also we review our accounts receivable on a regular basis to determine if the bad debt allowance is adequate and we adjust the allowance amount if needed. We believe the accounts receivable are collectible. Never-the-less, to be conservative and prudent in our management practice, as of December 31, 2006, we have decided to reserve $137,132 for bad debts based on our reasonable estimate.

Liquidity and capital resources

Fiscal year ended December 31, 2007 compared with Fiscal year ended December 31, 2006

Due to the strong market demand for our products and our new Longmen Joint Venture, we plan to maintain a higher-than-average debt to equity ratio to better position ourselves in this fast growing market. The bank loans are considered short term for the purpose of the preparation of the financial statements though they are renewable with the banks every year. Cash balance including restricted cash amounted to $52.1 million and $11.1 million as of December 31, 2007 and December 31, 2006, respectively.

Fiscal year ended December 31, 2006 compared with Fiscal year ended December 31, 2005

Due to the strong market demand for our products, we increased production capacity by adding four new production lines. We plan to maintain a higher-than-average debt to equity ratio to better position itself in this fast growing market. The bank loans are considered short term for the purpose of the preparation of the financial statements because they are renewable with the banks every year. Due to the recent joint venture agreement with Baotou Iron and Steel (Group) Co., Ltd., we are reserving cash for the first 30% of its capital contribution, approximately $3.7 million, which needs to be paid when the business license for the joint venture is issued. Cash balance including restricted cash amounted to $11.1 million and $11.4 million as of December 31, 2006 and 2005.

Operating activities

Fiscal year ended December 31, 2007 compared with Fiscal year ended December 31, 2006

Net cash provided by operating activities for the year 2007 was $39.0 million compared to $0.9 million used in 2006.

Net cash generated in 2007 was primarily attributable to net income of $22.4 million adjusted by depreciation and amortization, minority interest and gain on derivative instrument, total of $16.1 million. Cash collected from accounts receivable and accounts receivable-related party was $16.2 million in 2007 compared a negative amount of $15.9 million in 2006. Notes receivable and other receivable in total had a cash outflow of $12.1 million in 2007 compared to $1.5 million in 2006. Increase in inventory and advances on inventory purchases resulted in a cash outflow of $63.4 million compared an inflow of $7.2 million in 2006.

Accounts payable, other payables, accrued liabilities, customer deposits and tax payable went up by $60.7 million compared to $4.9 million in 2006.

Changes in these accounts were mainly resulted from the acquisitions of the Boutou Steel Pipe Joint Venture and Longmen Joint Venture. The increased operating capacity helped the company generate positive cash flows from operating activities.

Fiscal year ended December 31, 2006 compared with Fiscal year ended December 31, 2005

Net cash used in operating activities for the fiscal year ended December 31, 2006 was $0.9 million compared to $10.0 million provided by operating activities in 2005. This change was mainly due to an increase in accounts receivable and offset by a decrease in advances on inventory purchases. Accounts receivable increased by $15.9 million compared to December 31, 2005. The increase is due to the credit sales we extended to our major customers and distributors as incentives starting from the second quarter of 2006. As the new production lines are now in full operation, approximately 13,000 tons of additional products are now being produced monthly.

Investing activities

Fiscal year ended December 31, 2007 compared with Fiscal year ended December 31, 2006

Net cash used by investing activities was $15.1 million for the year 2007 compared to $5.9 million used in 2006. This increase in cash used in investing activities mainly resulted from a $21.5 million on equipment purchase.

Fiscal year ended December 31, 2006 compared with Fiscal year ended December 31, 2005

Net cash used in investing activities was $5.9 million for the fiscal year ended December 31, 2006 compared to $7.9 million used in investing activities in the previous year. The cash has been spent on the construction of the new plant.

Financing activities

Fiscal year ended December 31, 2007 compared with Fiscal year ended December 31, 2006

Net cash provided by financing activities was $12.8 million for the year 2007 compared to $4.7 million in 2006. This was mainly due to $40 million in convertible notes issued in 2007 offset by payoffs of various short term loans and notes payable.

Fiscal year ended December 31, 2006 compared with Fiscal year ended December 31, 2005

Net cash provided by financing activities was $4.7 million for the year ended December 31, 2006 compared to $0.8 million provided by investing activities of the previous year. We signed a borrowing agreement with Shenzhen Development Bank to borrow $5,1 in the first quarter. The proceeds were mainly used to pay for inventory purchases and the construction of the new plant.

Impact of inflation

We are subject to commodity price risks arising from price fluctuations in the market prices of the raw materials. We have generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions driven by the overall economic conditions in China. We manage our price risks through productivity improvements and cost-containment measures. We do not believe that inflation risk is material to our business or our financial position, results of operations or cash flows.

Compliance with environmental laws and regulations

Longmen Joint Venture:

Since 2002, our joint venture partner, Long Steel Group, has invested RMB 580 million (approximate $76 million) in a series of comprehensive projects to reduce its waste emissions of coal gas, water, and solid waste. In 2005 it received ISO 14001 certification for its overall environmental management system. Long Steel Group has received several awards from the Shaanxi provincial government for its increasing effort in environmental protection.

Long Steel Group has spent more than RMB 33 million (approximately $4.3 million) on a comprehensive waste water recycling and water treatment system. The 2,000m3/h treatment capacity system was implemented at the end of 2005. In 2007, new water consumption per ton of steel produced was 0.7 ton.

Long Steel Group has built one 10,000m3 coke-oven gas tank and one 50,000m3 blast furnace coal gas tank to collect the residual coal gas produced from its own facility and that of surrounding enterprises. Long Steel Group also built a thermal power plant with two 25 KW dynamos that uses the residual coal gas from the blast furnaces and converters as fuel to generate power.

Long Steel Group also has built several plants to further process solid waste generated from the steel making process into useful products such as construction materials, building blocks, porcelain tiles, curb tops, ornamental tiles, etc. The plants are capable of processing 400,000 tons of solid waste and generate revenue of more than RMB20 million (approximately $2.6 million) each year.

Daqiuzhuang Metal:

Based on the equipment, technologies and measures adopted, Daqiuzhuang Metal is not considered a high-pollution factory in China. The production process does not need much water and produces only a minimal amount of chemical waste. Daqiuzhuang Metal uses gas-fired reheat furnaces recommended by the State Environmental Protection Agency to heat raw materials and semi-finished products.

In 2005, Daqiuzhuang County ordered an environmental clean-up campaign and required harmless waste water discharge to be reduced. In order to meet these requirements, we invested $94,190 to remodel our industrial water recycling system to reduce new water consumption and industrial water discharge.

This wastewater recycling system is able to process 350 tons of wastewater daily. We can realize approximately $10,000 savings per year using this system.

We believe that future costs relating to environmental compliance will not have a materially adverse effect on the Company’s financial position. There is always the possibility, however, that unforeseen changes, such as new laws or enforcement policies, could result in materially adverse costs.

Off-balance sheet arrangements

On January 14, 2008, the Company through Longmen Joint Venture completed its acquisition of a controlling interest in Hancheng Tongxing Metallurgy Co., Ltd. (“Tongxing”). Longmen Joint Venture entered into an agreement with Tongxing to contribute its own land of 217,487 square meters (approximately 53 acres) at the appraised value of RMB 30,227,333 (approximately $4.1 million). Pursuant to the agreement, the land will be converted into Shares valued at approximately RMB 22,744,419 (approximately $3.1 million), providing Longmen Joint Venture with a stake of 22.76% in Tongxing and making it Tongxing’s largest and controlling shareholder.

The business license of Tongxing was obtained on December 27,.

 Critical Accounting Policies

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. See note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies.” Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following reflect the more critical accounting policies that currently affect our financial condition and results of operations.

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin (“SAB”) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits. Sales revenue represents the invoiced value of goods, net of value-added tax (VAT). All of the Company’s products sold in the PRC are subject to a Chinese value-added tax at a rate of 13% to 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the useful lives of and impairment for property, plant and equipment, potential losses on uncollectible receivables and convertible notes. Actual results could differ from these estimates.

Derivative instrument

The Company entered into a Securities Purchase Agreement (the “Agreement”) with certain institutional investors (the “Buyers”). Pursuant to the Agreement, the Company agreed to sell to the Buyers (i) senior convertible notes in the aggregate principal amount of $40,00,000 (“Notes”) and (ii) warrants to purchase an additional aggregate amount of 1,154,958 Shares (the “Warrants”). Both the Warrants and the conversion option embedded in the Notes meet the definition of a derivative instrument in SFAS 133, Accounting for Derivative Instruments and Hedging Activities. Therefore these instruments are accounted for as derivative liabilities and periodically marked-to-market. The change in the value of the derivative liabilities is charged against or credited to income.

Financial instruments

Statement of Financial Accounting Standards No. 107 (SFAS 107), “Disclosures about Fair Value of Financial Instruments” requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The Company considers the carrying amount of cash, accounts receivable, other receivables, accounts payable, accrued liabilities, and long term debt to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The Company also analyzes all financial instruments with features of both liabilities and equity under SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The convertible preferred Shares issued in 2005 and the convertible note issued in 2007 did not require bifurcation or result in liability accounting. Additionally, the Company analyzes registration rights agreements associated with any equity instruments issued to determine if penalties triggered for late filing should be accrued under FSP EITF 00-19-2, “Accounting for Registration Payment Arrangements.”

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States (GAAP) and expands disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of FAS 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 will be effective in the first quarter of fiscal 2009. The Company is evaluating the impact that this statement will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS 160 will have on its consolidated financial statements.

In December 2007, Statement of Financial Accounting Standards No. 141(R), Business Combinations, was issued. SFAS No. 141R replaces SFAS No. 141, Business Combinations. SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This replaces SFAS 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. SFAS 141R also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141R). SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the impact that adopting SFAS No. 141R will have on its financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (“SFAS 161”), which changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has not determined the effect that the application of SFAS 161 will have on its consolidated financial statements.

Contractual obligations and commercial commitments

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following tables summarize our contractual obligations as of December 31, 2007, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years		3-5 years
	Dollars amounts in thousands
Bank loans (1)	$119,493	$119,493	$		$
Notes payable	15,163	15,163
Deposits due to customers and sales representatives	47,084	47,084
Convertible notes ( Principal plus Interest )	54,000	1,200		4,800		48,000
Total	$235,740	$182,940		$4,800		$48,000

(1) Bank loans in China are due on demand or normally within one year. These loans can be renewed with the banks. This amount includes estimated interest payments as well as debt maturities.

BUSINESS

 While we intend to operate our business as described in this prospectus, we are a company with a limited operating history. Our experience and changes in market conditions and other factors outside our control may require us to alter our methods of conducting our business.

Overview

Our company was initially incorporated as “American Construction Company” (“ACC”) on August 5, 2002, in the State of Nevada for the purpose of commencing a business of general construction contracting.

On October 14, 2004, ACC, Northwest Steel Company, a wholly-owned Nevada subsidiary of ACC (“Merger Sub”), and General Steel Investment Co., Ltd., a British Virgin Islands company (“General Steel Investment”) entered into an Agreement and Plan of Merger pursuant to which ACC acquired General Steel Investment, and its 70% ownership in its subsidiary Tianjin Daqiuzhuang Metal Sheet Co., Ltd., a PRC company of limited liability (“Daqiuzhuang Metal”) in exchange for shares of ACC’s common stock.

Effective March 7, 2005, ACC changed its name to “General Steel Holdings, Inc.” (“General Steel”)

On May 18, 2007, General Steel entered into a Purchase Agreement with Victory New Holdings Limited (“Victory New”), a British Virgin Islands registered company under the control of the Company’s Chairman, CEO and majority shareholder Yu Zuosheng (aka Henry Yu) to acquire Victory New’s 30% interest in Daqiuzhuang Metal. General Steel agreed to issue to Victory New an aggregate of 3,092,899 shares of its Series A Preferred Stock with a fair value of $8,374,000, which have a voting power of 30% of the combined voting power of its common and preferred stock for the entire life of General Steel. As a result of the acquisition, General Steel has increased its equity interest in Daqiuzhuang Metal from 70% to 100%, and Daqiuzhuang Metal is a wholly owned subsidiary of the Company.

On April 27, 2007, Daqiuzhuang Metal and Baotou Iron and Steel Group Co., Ltd. ("Baotou Steel") entered into an Amended and Restated Joint Venture Agreement (the "Agreement"), amending the Joint Venture Agreement entered into on September 28, 2005 ("Original Joint Venture Agreement"). The Agreement increased Daqiuzhuang Metal's ownership interest in the Joint Venture to 80%. The joint venture company’s name is Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited, a limited liability company formed under the laws of the People's Republic of China (referred to as “Baotou Steel Pipe Joint Venture”). Baotou Steel Pipe Joint Venture obtained its license on May 25, 2007 and started its normal operation in July 2007.

On May 18, 2007, Daqiuzhuang Metal established Yangpu Shengtong Investment Co., Ltd. (“Yangpu Investment”) and injected registered capital totaling RMB100,000,000 or approximately $13,030,000 into the investment. The total registered capital of Yangpu Investment is RMB110,000,000 or approximately $14,333,000, and Daqiuzhuang Metal has a 99.3% ownership interest in Yangpu Investment.

Qiu Steel Investment Co., Ltd. (“Qiu Steel Investment”) was founded on June 1, 2006. In June 2007, Yangpu Investment agreed to invest RMB148,000,000 or approximately $19,284,400 through a capital injection and equity transfer with former shareholders. The total registered capital of Qiu Steel is RMB150,000,000 or approximately $19,545,000. As a result of the above mentioned equity transaction, Yangpu Investment acquired 98.7% equity of Qiu Steel Investment. Qiu Steel Investment then becomes a subsidiary of Yangpu Investment and Daqiuzhuang Metal.

Yangpu Investment and Qiu Steel Investment are Chinese registered limited liability companies with a legal structure similar to a limited liability company organized under state laws in the United States of America. Those two companies were formed to acquire other businesses.

On June 15, 2007, General Steel Holdings Inc. and Shaanxi Longmen Iron and Steel (Group) Co., Ltd. (“Longmen Group”) signed an agreement to form Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). The parties agreed to make the effective date of the transaction June 1, 2007. General Steel Holdings Inc. contributed RMB300 million or approximately $39,450,000 through its subsidiaries, Daqiuzhuang Metal and Qiu Steel Investment., to the Longmen Joint Venture. General Steel and Longmen Group own 60% and 40% ownership interest in Longmen Joint Venture, respectively. The Longmen Joint Venture obtained the business license on June 22, 2007.

On September 24, 2007, Longmen Joint Venture further acquired 74.92% ownership interest in Environmental Protection Industry Development Co., Ltd. (“EPID)” for RMB18,080,930, approximately $2,380,000 and a 36% equity interest in Hualong Fire Retardant Materials Co., Ltd., (“Hualong”) for RMB3,287,980, approximately $430,000. The parties agreed to make the effective date of the transaction July 1, 2007.

Our Subsidiaries

Daqiuzhuang Metal started its operation in 1988 and was incorporated under its current form on August 18, 2000 in Jinghai county, Tianjin city, Hebei province, China. Daqiuzhuang Metal is a Sino-foreign joint venture with an operating term that will expire on June 24, 2024, at which point we expect to file a request for an extension of the term permitted under the then applicable laws.

Daqiuzhuang Metal’s core business is the manufacturing of high quality hot-rolled carbon and silicon steel sheets which are mainly used in the production of tractors, agricultural vehicles, shipping containers and in other specialty markets. Daqiuzhuang Metal uses a traditional rolling mill production sequence, such as heating, rolling, cutting, annealing, and flattening to process coil into steel sheets. The sheet sizes are approximately 2,000 mm (length) x 1,000 mm (width) x 0.75 to 2.0 mm (thickness). Limited size adjustments can be made to meet order requirements. “Qiu Steel” is the registered name for our products.

Daqiuzhuang Metal currently has ten steel sheet production lines processing approximately 400,000 tons of 0.75-2.0 mm hot-rolled carbon and silicon steel sheets per year, maintaining an approximately 50% market share of all hot-rolled steel sheets used in the production of light agricultural vehicles in China, out of which 150,000 tons of production capacity were added since mid-March 2006.

Baotou Steel Pipe Joint Venture is located at Kundulun District, Baotou city, Inner Mongolia province, China. It produces and sells spiral-weld steel pipes and primarily serves customers in the oil, gas and petrochemical markets. The current annual production capacity is 100,000 tons of steel pipes and will be increased to 600,000 tons by 2009.

Longmen Joint Venture is located in Hancheng city, Shaanxi province. Longmen Joint Venture is the largest integrated steel producer in Shaanxi province, China. It uses iron ore and coke as primary raw materials for steel production. Longmen Joint Venture produces pig iron, crude steel, reinforced bars and high-speed wires. Longmen Joint Venture has annual crude steel production capability of 2.5 million tons. Longmen Joint Venture is also engaged in several other business activities, most of which are related to steel manufacturing. These include the production of coke and the production of iron ore pellets from taconite, transportation services and real estate and hotel operations. These operations are all located in Shaanxi province and primarily serve regional customers in the construction industry.

Marketing and Customers

We sell our products primarily to distributors. We collect the payment from these distributors mostly in advance. Our marketing efforts are mainly directed toward those customers who have exacting requirements for on-time delivery, customer support and product quality. We believe that our enhanced product quality and delivery capabilities, and our emphasis on customer support and product planning, are critical factors in our ability to serve this segment of the market.

Our products produced at Daqiuzhuang Metal including hot-rolled carbon and silicon sheets are primarily used by domestic manufacturers of light agricultural vehicles: small, motorized, 3-wheel vehicles with a payload from 1,650 to 4,400 lbs. (750 to 2,000 kgs), retailing between 1,200 and 1,800 USD (10,000 - 15,000 RMB). These inexpensive agriculture vehicles are targeted to the low-income farming populations in the rural areas of China. International non-government organizations estimate that approximately 80% of China’s population of 1.3 billion people is comprised of low-income rural farmers.

Based on the production and sales figures supplied by our customers producing economy agricultural vehicles, we estimate that we supply approximately 50% of the nationwide demand for hot-rolled steel sheets used in this niche market.

Our products produced at Baotou Steel Pipe Joint Venture are spiral-weld steel pipes used in the energy sector to transport natural gas, oil and stream. Pipes produced have a diameter ranging from 219-1240 mm; a wall thickness ranging from 6-13mm; and a length ranging from 6-12 m.

China’s western region is a resource-rich area. Our products are used to transport oil and natural gas extracted from this region to the coastal metropolitan areas.

Our products produced at Longmen Joint Venture are mainly reinforced bars (rebar) and round bars used in the construction industry and infrastructure. Shaanxi province has been designated by the central government as the bridgehead point for development into China’s western region. Development of the western region is one of the top five economic priorities of the central government, as indicated by the national five-year economic plan. A study by the China Iron and Steel Association lists annual demand for steel in Shaanxi province to be 8 million tons. The majority of demand comes from the southern part of the province centered around Xi’an, the province capital. This demand is principally driven by large construction and infrastructure projects, of which our products are a key building components. Due to our close proximity to Xi’an (180 km) and lack of major a competitor within a 250 km radius, we estimate we have an approximate 70% market share in Xi’an and the surrounding area.

We compete with both SOEs and privately owned steel manufacturers. While we believe that our price and quality are superior to other manufacturers, many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese marketplace. We consider there to be eight major competitors of similar size, production capability and product line in the market place:

• At Daqiuzhuang Metal: Tianjin No. 1 Rolling Steel Plant, Tianjin Yinze Metal Sheet Plant and Tangshan Fengrun Metal Sheet Plant.

• At Longmen Joint Venture: Shanxi Haixin Iron and Steel Co., Ltd. and Gansu Jiuquan Iron and Steel Co., Ltd.

• At Baotou Steel Pipe Joint Venture: Tianjin Bo Ai Steel Pipe Co., Hebei Cangzhou Zhong Yuan Steel Pipe Co., Shanxi Taiyuan Guo Lian Steel Pipe Co.

Our revenue is dependent, in large part, on significant contracts from a limited number of customers. We have five major customers which represented approximately 59% and 30% of our total sales for the years ended December 31, 2007 and 2006, respectively. Five customers accounted for 0% and 62% of total accounts receivable as of December 31, 2007 and 2006, respectively.. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue.

ABOUT OUR PRODUCTS

At Daqiuzhuang Metal we produce hot-rolled carbon and silicon steel sheets. “Qiu Steel” is the registered trademark under which we sell these products. Our logo has been registered with the China National Trademark Bureau under No. 586433. “Qiu Steel” is registered under the GB 912-89 national quality standard, and certified under the National Quality Assurance program.

At Longmen Joint Venture, “Yu Long” is the registered trademark under which we sell these products. The trademark is registered under the ISO9001:2000 international quality standard.

At Baotou Steel Pipe Joint Venture we produce spiral-weld steel pipes. “Baogang Tongyong” is the trademark under which we sell these products. The trademark is currently being registered with the authorities.

At Daquizhuang Metal, shipments for the twelve months ended December 31, 2007, were 322,912 tons.

At Longmen Joint Venture, shipments representing June through December operations in 2007, were 1,440,522 tons.

At Baotou Steel Pipe Joint Venture, shipments representing July through December operations in 2007 were 13,489 tons.

 OUR RECENT STRATEGIC ALLIANCE

On June 15, 2007, General Steel Holdings Inc. and Shaanxi Longmen Iron and Steel (Group) Co., Ltd. (“Longmen Group”) signed an agreement to form Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). General Steel Holdings Inc. contributed RMB300 million or approximately $39,450,000 through its subsidiaries, Daqiuzhuang Metal and Qiu Steel Investment, to the Longmen Joint Venture. Longmen Group contributed its iron making, steel making, and steel rolling facility valued at RMB200 million or approximately $26,300,000 to the Longmen Joint Venture. General Steel and Longmen Group own 60% and 40% ownership interest in Longmen Joint Venture, respectively. The Longmen Joint Venture obtained its business license on June 22, 2007.

Purpose

The purposes of the Longmen Joint Venture are, among others, to produce and sell construction steel and to improve our product quality, production capacity and competitiveness by adopting advanced technology in the production of steel products. The Longmen Joint Venture has a capacity of producing 2.5 million tons construction steel products a year including re-bars and round bars.

Products

The products of the Longmen Joint Venture are construction steel including reinforced bars and round bars, which are sold mostly in the domestic market.

Capital Contributions

The total registered capital of Longmen Joint Venture is RMB500 million approximately US$65.8 million. Pursuant to the joint venture agreement, Longmen Group has contributed land, buildings, iron making, steel making, and steel rolling facilities whereas General Steel contributed cash through its subsidiaries Daqiuzhuang Metal and Qiu Steel Investment to the Longmen Joint Venture.

Ownership

Longmen Group has a 40% ownership interest, Daqiuzhuang Metal has a 32% ownership interest and Qiu Steel Investment has a 28% ownership interest, respectively, in the Longmen Joint Venture. In total, General Steel controls approximately 60% of the Longmen Joint Venture through Daqiuzhuang Metal and Qiu Steel Investment.

 Directors and Management

Two (2) out of five (5) members of the board of directors of the Longmen Joint Venture are appointed by Daqiuzhuang Metal, one (1) by Qiu Steel Investment, and two (2) by Longmen Group. The chairman and the vice chairman are elected by the board of directors of Longmen Joint Venture. Certain major issues require the unanimous approval of the all directors whereas all other issues are approved by two thirds approval of all board members.

The Longmen Joint Venture has a management office consisting of one general manager, one vice general manager and one chief financial officer. The general manager and the vice general manager are appointed by the board of directors and the chief financial officer is appointed by Daqiuzhuang Metal.

Duration of the Joint Venture Company

The duration of the Joint Venture will be 5 years, extendable upon suggestion of one of the parties six months before the expiration date of the Joint Venture Agreement, upon the approval by the board of directors of the Joint Venture Company.

About our recent private placement

On December 13, 2007, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Buyers”) pursuant to which we sold an aggregate of $40,000,000 worth of Notes, in a private placement under Rule 506 under the Securities Act, and which can be converted into 3,207,665 Shares assuming a conversion price of $12.47 per share and applicable interest rates.

The Notes bear initial interest at 3% per annum which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable in arrears semiannually on January 15 and July 15 of each year (each, an “Interest Date”), with the first interest date being January 15, 2008. The interest rate shall increase each year as specified in the Notes from 3% on the first year, to 5% on the second year, 7% on the third year, and 10% on both the fourth and fifth year, all of which are payable semi-annually in cash or Shares, par value $.001 per share. The Notes have a five year term through December 12, 2012, and are convertible into Shares, subject to customary anti-dilution adjustments. The initial conversion price is $12.47. The Company may redeem the Notes at 100% of the principal amount, plus any accrued interest, beginning December 13, 2008, provided the market price of the Common Stock is at least 150% of the then applicable conversion price for 30 consecutive trading days prior to the redemption.

Warrants to purchase an additional aggregate amount of 1,154,958 shares were also granted to the Buyers. Each Warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of May 13, 2008, but not after 11:59 p.m., New York time, on the expiration date of May 13, 2013, at an exercise price of $13.51 per share. The number of shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure.

In connection with this transaction, the Company and the Buyers entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days after closing Shares issuable to the Buyers for resale on a Form S-3 Registration Statement to be effective by 90 calendar days or 120 days if the registration statement is subject to a full review by the U.S. Securities Exchange Commission. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

Under this private placement, we received $40,000,000 in the aggregate, with net proceeds of $36,405,500 after deducting $3,594,500 paid for commissions and legal expenses.

Description of Property

Our sole manufacturing site and the office buildings are located in the Hebei province, Jinghai county, about 20 miles (45 kilometers) southwest of the Tianjin city center. Our Company is situated on 17.81 acres (7.21 hectares) of land and resides within 320,390 sq. ft. (29,667 sq. m.) of building space. All property is fully owned and has been paid in full. There are no outstanding liens or mortgages on the property owned by our Company.

We own all of our production equipment, which are listed below:

Equipment	Quantity

1,200 mm Rolling machine	6

Gas-fired reheat furnace	6

16mm thick cut to size shearer	5

6mmx 2,500mm cut to size shearer	10

2,200 m3 gas producer	6

Annealing furnace	2

Roller grinder	2

Gas producer	9

Air compressor	6

Flattening machine	2

Straightening machine	2

Overhead cranes	24

Transportation vehicles (10 - 15 tons)	3

Legal proceedings

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company’s or our company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Regulation

Environmental Regulation

Longmen Joint Venture:

Since 2002, our joint venture partner, Long Steel Group, has invested RMB 580 million (approximate $76 million) in a series of comprehensive projects to reduce its waste emissions of coal gas, water, and solid waste. In 2005 it received ISO 14001 certification for its overall environmental management system. Long Steel Group has received several awards from the Shaanxi provincial government for its increasing effort in environmental protection.

Long Steel Group has spent more than RMB 33 million (approximate $4.3 million) on a comprehensive waste water recycling and water treatment system. The 2,000m3/h treatment capacity system was implemented at the end of 2005. As a result, in 2006, new water consumption per ton of steel produced dropped by 77% to 1.09 ton.

Long Steel Group has built one 10,000m3 coke-oven gas tank and one 50,000m3 blast furnace coal gas tank to collect the residual coal gas produced from its own facility and that of surrounding enterprises. Long Steel Group also built a thermal power plant with two 25 KW dynamos that uses the residual coal gas from the blast furnaces and converters as fuel to generate power.

Long Steel Group also has built several plants to further process solid waste generated from the steel making process into useful products such as construction materials, building blocks, porcelain tiles, curb tops, ornamental tiles, etc. The plants are capable of processing 400,000 tons of solid waste and generate revenue of more than RMB20 million (approximately $2.6 million) each year.

Daqiuzhuang Metal:

Based on the equipment, technologies and measures adopted, Daqiuzhuang Metal is not considered a high-pollution factory in China. The production process does not need much water and produces only a minimal amount of chemical waste. Daqiuzhuang Metal uses gas-fired reheat furnaces recommended by the State Environmental Protection Agency to heat raw materials and semi-finished products.

In 2005, Daqiuzhuang County ordered an environmental clean-up campaign and required harmless waste water discharge to be reduced. In order to meet these requirements, we invested $94,190 to remodel our industrial water recycling system to reduce new water consumption and industrial water discharge.

This waste water recycling system is able to process 350 tons of wastewater daily. We can realize approximately $10,000 savings per year using this system.

We believe that future costs relating to environmental compliance will not have a materially adverse effect on the Company’s financial position. There is always the possibility, however, that unforeseen changes, such as new laws or enforcement policies, could result in materially adverse costs.

Competition

We compete with both SOEs and privately owned steel manufacturers. While we believe that our price and quality are superior to other manufacturers, many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese marketplace. We consider there to be eight major competitors of similar size, production capability and product line in the market place:

• At Daqiuzhuang Metal: Tianjin No. 1 Rolling Steel Plant, Tianjin Yinze Metal Sheet Plant and Tangshan Fengrun Metal Sheet Plant.

• At Longmen Joint Venture: Shanxi Haixin Iron and Steel Co., Ltd. and Gansu Jiuquan Iron and Steel Co., Ltd.

• At Baotou Steel Pipe Joint Venture: Tianjin Bo Ai Steel Pipe Co., Hebei Cangzhou Zhong Yuan Steel Pipe Co., Shanxi Taiyuan Guo Lian Steel Pipe Co.

Employees

As of February 8, 2008, we had 6,240 employees on a full time basis. We had 1,250 employees in 2006 and 6,250 in 2007.

MARKET FOR GENERAL STEEL HOLDINGS INC.’S COMMON EQUITY, RELATED
STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed on the New York Stock Exchange (NYSE) with the ticker symbol “GSI” Information regarding the high and low sales prices for the common stock for each quarter of the last three years is as follows:

HIGH AND LOW STOCK PRICES	1ST QTR	2ND QTR	3RD QTR	4TH QTR
2007
High	$5.50	$4.07	$8.33	$15.34
Low	$1.15	$3.00	$5.54	$8.16
2006
High	$2.33	$1.95	$1.45	$1.25
Low	$1.30	$1.05	$1.20	$1.04
2005
High	$2.25	$1.85	$1.75	$1.73
Low	$0.98	$1.00	$1.21	$1.19

Prior to March 4, 2005, our common stock was traded under the name of American Construction Company with the symbol “ACNS.”

As of February 29, 2008, there were approximately 3700 holders of record of our common stock.

LEGAL MATTERS

We are being represented by Baker & McKenzie LLP, New York, New York in connection with this offering. The validity of the Shares and other legal matters in connection with this offering with respect to Nevada law will be passed upon us by Dennis Brovarone, Esq.

EXPERTS

Our audited consolidated financial statements for the three years in the period ended December 31, 2006, have been included in this prospectus and in the registration statement of which this prospectus forms a part in reliance on the reports of Moore Stephens Wurth Frazer and Torbet, LLP independent auditors, given on that firm’s authority as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk and Related Risks

In the normal course of our business, we are exposed to market risk or price fluctuations related to the purchase, production or sale of steel products over which we have little or no control. We do not use any derivative commodity instruments to manage the price risk. Our market risk strategy has generally been to obtain competitive prices for our products and allow operating results to reflect market price movements dictated by supply and demand. Based upon an assumed 2007, annual production capacity of 2 million tons of steel, a $1 change in the annual average price would change annual pre-tax profits by approximately $2 million.

Interest Rate Risk

We are subject to interest rate risk since our outstanding debts are short-term and bear interest at variable interest rates. The future interest expense would fluctuate in case of any change in the borrowing rates. We do not use swaps or other interest rate protection agreements to hedge this risk. We believe our exposure to interest rate risk is not material.

Foreign Currency Exchange Rate Risk

Our operating units, Daqiuzhuang Metal, Longmen Joint Venture and Baotou Steel Pipe Joint Venture, are all located in China. They produce and sell all of their products domestically in the P.R.C.. They are subject to the foreign currency exchange rate risks due to the effects of fluctuations in the Chinese Renminbi on revenues and operating costs and existing assets or liabilities. We have not generally used derivative instruments to manage this risk. A ten percent (10%) decrease in the 2007 average Renminbi exchange rate would result in a $1,800,000 charge to income.

TRANSFER AGENT

Our transfer agent is Securities Transfer Corporation. Its address is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus constitutes the prospectus of General Steel Holdings, Inc., filed as part of the registration statement, and it does not contain all of the information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. We are also subject to the reporting information requirements of the Securities Exchange Act of 1934 and file periodic and current reports and other information with the SEC. You may read and copy the registration statement and such reports and other information at the Public is Reference Room of the Commission at 100 F Street, N.E. Washington, D.C. 20549-7010. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. You may also access such material electronically by means of the Commissions home page on the Internet at http://www.sec.gov .

We will mail a copy of our audited Annual Report on Form 10-K along with a proxy statement to our shareholders prior to our annual meeting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Steel Holdings Inc.

We have audited the accompanying consolidated balance sheets of General Steel Holdings Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income and other comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. General Steel Holding, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Steel Holdings Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens Wurth Frazer and Torbet, LLP
Walnut, California
March 28, 2008

GENERAL STEEL HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS
CURRENT ASSETS:
Cash	$43,713,346	$6,831,549
Restricted cash	8,391,873	4,231,523
Accounts receivable, net of allowance for doubtful accounts of $148,224
and $137,132 as of December 31, 2007 and December 31, 2006, respectively	11,225,678	17,095,718
Accounts receivable - related parties	565,631	-
Notes receivable	4,216,678	537,946
Notes receivable - Restricted	12,514,659	-
Short term loan receivable - Related Party	1,233,900	-
Other receivables	1,280,853	268,784
Other receivables - related parties	1,913,448	850,400
Inventories	77,928,925	12,489,290
Advances on inventory purchases	58,170,474	2,318,344
Advances on inventory purchases - related parties	9,944,012	-
Prepaid expenses - current	1,059,866	46,152
Prepaid expenses related party - current	49,356	-
Deferred tax assets	399,751	-
Deferred notes issuance cost	3,564,546	-
Total current assets	236,172,996	44,669,706

PLANT AND EQUIPMENT, net	218,263,367	26,606,594

OTHER ASSETS:
Advances on equipment purchases	742,061	-
Long term investment	822,600	-
Prepaid expenses - non current	506,880	740,868
Prepaid expenses related party - non current	142,467	-
Intangible assets, net of accumulated amortization	21,756,709	1,804,440
Total other assets	23,970,717	2,545,308

Total assets	$478,407,080	$73,821,608

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$102,241,708	$3,001,775
Accounts payable - related parties	14,302,738	-
Short term loans - bank	93,019,608	30,284,686
Short term loans - others	19,156,070	-
Short term loans - related parties	7,317,027	-
Short term notes payable	15,163,260	8,153,520
Other payables	3,343,684	355,142
Other payable - related parties	2,126,383	-
Accrued liabilities	5,248,863	1,064,012
Customer deposits	37,872,698	1,093,602
Customer deposits - related parties	9,211,736	-
Deposits due to sales representatives	3,068,298	2,051,200
Taxes payable	27,576,240	5,391,602
Investment payable	6,580,800	-
Distribution payable to minority shareholder	2,820,803	-
Shares subject to mandatory redemption	-	2,179,779
Total current liabilities	349,049,916	53,575,318

NOTES PAYABLE, net of debt discount $34,559,584	5,440,416	-

DERIVATIVE LIABILITIES	28,483,308	-

Total liabilities	382,973,640	53,575,318

MINORITY INTEREST	42,044,266	6,185,797

SHAREHOLDERS' EQUITY:
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 3,092,899 and 0 shares
issued and outstanding as of December 31, 2007 and December 31, 2006, respectively	3,093	-
Common Stock, $0.001 par value, 200,000,000 shares authorized, 34,634,765 and
32,426,665 shares (including 1,176,665 redeemable shares) issued and outstanding
as of December 31, 2007 and December 31, 2006, respectively	34,635	31,250
Paid-in-capital	23,429,153	6,871,358
Retained earnings	22,686,590	4,974,187
Statutory reserves	3,632,325	1,107,010
Contribution receivable	(959,700)	-
Accumulated other comprehensive income	4,563,078	1,076,688
Total shareholders' equity	53,389,174	14,060,493

Total liabilities and shareholders' equity	$478,407,080	$73,821,608

See report of independent registered public accounting firm.

The accompanying notes are an integral part of these statements.

GENERAL STEEL HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
			Restated

REVENUES	$416,900,597	$139,494,624	$89,739,899

REVENUES - RELATED PARTIES	355,538,568	-	-

TOTAL REVENUES	772,439,165	139,494,624	89,739,899

COST OF SALES	389,614,876	135,324,190	81,165,850

COST OF SALES - RELATED PARTIES	326,135,528	-	-

TOTAL COST OF SALES	715,750,404	135,324,190	81,165,850

GROSS PROFIT	56,688,761	4,170,434	8,574,049

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	16,163,956	2,421,285	2,781,070

INCOME FROM OPERATIONS	40,524,805	1,749,149	5,792,979

OTHER INCOME (EXPENSE), NET	(1,261,817)	82,830	(1,680,842)

INCOME BEFORE PROVISION FOR INCOME TAXES	39,262,988	1,831,979	4,112,137
AND MINORITY INTEREST

PROVISION (BENEFIT) FOR INCOME TAXES
Current	5,224,722	-	-
Deferred	(388,525)	-	-
Total provision for income taxes	4,836,197	-	-

INCOME BEFORE MINORITY INTEREST	34,426,791	1,831,979	4,112,137

LESS MINORITY INTEREST	12,000,870	798,771	1,371,918

NET INCOME	22,425,921	1,033,208	2,740,219

FOREIGN CURRENCY TRANSLATION GAIN	3,486,390	677,500	399,188

COMPREHENSIVE INCOME	$25,912,311	$1,710,708	$3,139,407

WEIGHTED AVERAGE NUMBER OF SHARES
Basic	32,424,652	31,250,000	31,250,000
Diluted	32,558,350	31,250,000	31,250,000

EARNINGS PER SHARE
Basic	$0.69	$0.03	$0.09
Diluted	$0.69	$0.03	$0.09

See report of independent registered public accounting firm.

The accompanying notes are an integral part of these statements.

GENERAL STEEL HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Preferred stock		Common Stock
	Number	Par	Number	Par	Paid-in
	of shares	Value	of shares	Value	capital

BALANCE, January 1, 2005 (restated)	-	$-	31,250,000	$31,250	$6,871,358

Net income
Adjustment to statutory reserve
Foreign currency translation gain

BALANCE, December 31, 2005 (restated)	-	$-	31,250,000	$31,250	$6,871,358

Net income
Adjustment to statutory reserve
Foreign currency translation gain

BALANCE, December 31, 2006	-	$-	31,250,000	$31,250	$6,871,358

Net income
Adjustment to statutory reserve
Registered Capital to be received from
Baotou Steel by 05/21/09
Common stock issued for service, $1.32			18,000	18	23,742
Preferred stock issued for acquisition net of dividend distribution to Tianjin Victory New	3,092,899	3,093			8,370,907
Conversion of redeemable stock, $1.95			1,176,665	1,177	2,293,320
Conversion of warrants, $2.50			2,120,000	2,120	5,297,880
Common stock issued for compensation, $8.16			70,100	70	571,946
Foreign currency translation gain

BALANCE, December 31, 2007	3,092,899	$3,093	34,634,765	$34,635	$23,429,153

	Retained Earnings			Accumulated other
	Statutory		Subscriptions	comprehensive
	reserves	Unrestricted	receivable	income	Totals

BALANCE, January 1, 2005 (restated)	$154,794	$2,152,976	$-	$-	$9,210,378

Net income		2,740,219			2,740,219
Adjustment to statutory reserve	685,959	(685,959)			-
Foreign currency translation gain				399,188	399,188

BALANCE, December 31, 2005 (restated)	$840,753	$4,207,236	$-	$399,188	$12,349,785

Net income		1,033,208			1,033,208
Adjustment to statutory reserve	266,257	(266,257)			-
Foreign currency translation gain				677,500	677,500

BALANCE, December 31, 2006	$1,107,010	$4,974,187	$-	$1,076,688	$14,060,493

Net income		22,425,921			22,425,921
Adjustment to statutory reserve	2,525,315	(2,525,315)			-
Registered Capital to be received from Baotou Steel by 05/21/09			(959,700)		(959,700)
Common stock issued for service, $1.32					23,760
Preferred stock issued for acquisition net of dividend distribution to Tianjin Victory New		(2,188,203)			6,185,797
Conversion of redeemable stock, $1.95					2,294,497
Conversion of warrants, $2.50					5,300,000
Common stock issued for compensation, $8.16					572,016
Foreign currency translation gain				3,486,390	3,486,390

BALANCE, December 31, 2007	$3,632,325	$22,686,590	$(959,700)	$4,563,078	$53,389,174

See report of independent registered public accounting firm.

The accompanying notes are an integral part of these statements.

GENERAL STEEL HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
			(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,425,921	$1,033,208	$2,740,219
Adjustments to reconcile net income to cash
provided by (used in) operating activities:
Minority Interest	12,000,870	798,771	1,371,918
Depreciation	9,740,317	1,619,267	1,053,976
Amortization	596,538	297,933	289,938
Loss on disposal of equipment	10,404	28,137	25,992
Deferred tax assets	(383,918)	-	-
Stock issued for services and compensation	595,776	-	-
Interest expense accrued on mandatory redeemable stock	114,135	458,904	114,724
Amortization of deferred note issuance cost	29,954	-	-
Amortization of discount on convertible notes	159,478	-	-
Change in fair value of derivative instrument	(6,235,754)	-	-
Allowance for bad debt	1,510	132,895	-
(Increase) decrease in assets:
Accounts receivable	16,247,520	(15,871,902)	(451,095)
Accounts receivable - related parties	(543,228)	-	-
Notes receivable	(9,491,608)	(521,888)	373,785
Other receivables	(453,072)	(152,111)	108,860
Other receivables - related parties	(990,037)	(850,400)	-
Loan receivable	(1,185,030)	-	-
Inventories	(8,853,823)	(1,366,266)	2,378,597
Advances on inventory purchases	(45,012,751)	8,581,191	3,042,837
Advances on inventory purchases - related parties	(9,550,168)	-	-
Prepaid expense - current	(949,243)	-	(63,709)
Prepaid expense - non current	252,872	44,559	(659,742)
Prepaid expense - current - related parties	(47,401)	-	-
Prepaid expense - non current - related parties	(136,825)	-	-
Increase (decrease) in liabilities:
Accounts payable	88,355,643	2,106,005	523,624
Accounts payable - related parties	13,736,262	-	-
Other payables	823,345	135,275	(364,090)
Other payable - related party	(76,863,715)	(980,000)	(10,000)
Accrued liabilities	2,440,134	259,000	506,214
Customer deposits	2,559,598	(221,532)	(771,235)
Customer deposits - related parties	8,846,895	-	-
Taxes payable	20,799,845	3,577,364	(240,347)
Net cash (used in) provided by operating activities	39,040,444	(891,590)	9,970,466

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from subsidiary	508,906	-	-
Restricted cash	236,655	(1,374,495)	861,897
Notes receivable - related party	-	3,013,680	(2,932,800)
Proceeds from short term investment	-	37,671	-
Acquire long term investment	(790,020)	-	-
Deposits due to sales representatives	840,055	732,073	(1,222)
Advance on equipment purchases	(712,671)	1,066,504	(1,037,881)
Prepayments for land use rights	-	(72,031)	-
Equipment purchases	(21,523,962)	(2,401,860)	(627,941)
Construction in progress	-	(6,865,560)	(4,169,895)
Cash proceeds from sale of equipment	63,422	-	8,552
Increase in investment payable	6,320,160
Net cash used in investing activities	(15,057,455)	(5,864,018)	(7,899,290)

CASH FLOWS FINANCING ACTIVITIES:
Borrowings on short term loans - bank	56,812,972	29,663,401	31,967,520
Payments on short term loans - bank	(53,111,728)	(27,462,159)	(31,246,540)
Payments on short term loans - related parties	(17,117)	-	-
Borrowings on short term loans - others	5,230,372	-	-
Payments on short term loans - others	(12,640,320)	-	-
Borrowings on short term notes payable	14,562,702	7,986,252	11,266,840
Payments on short term notes payable	(38,210,634)	(5,474,852)	(12,782,120)
Cash received from issuance of convertible note	36,855,500	-	-
Contribution received from minority shareholders	790,020	-	-
Payment to original shareholders	(2,813,644)	-	-
Cash received from warrants converted to common stock	5,300,000	-	-
Cash received on issuance of mandatory redeemable stock	-	-	1,606,151
Net cash provided by financing activities	12,758,123	4,712,642	811,851

EFFECTS OF EXCHANGE RATE CHANGE IN CASH	140,685	226,142	217,536

INCREASE (DECREASE) IN CASH	36,881,797	(1,816,824)	3,100,563

CASH, beginning of year	6,831,549	8,648,373	5,547,810

CASH, end of year	$43,713,346	$6,831,549	$8,648,373

See report of independent registered public accounting firm.

The accompanying notes are an integral part of these statements.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 - Background

General Steel Holdings, Inc. was incorporated on August 5, 2002 in the state of Nevada under the name of American Construction Company (“ACC”). On October 14, 2004, ACC, Northwest Steel Company, a wholly-owned Nevada subsidiary of ACC, and General Steel Investment Co., Ltd., a British Virgin Islands company (“General Steel Investment”), entered into an Agreement and Plan of Merger pursuant to which ACC acquired General Steel Investment, and its 70% ownership in its subsidiary Tianjin Daqiuzhuang Metal Sheet Co., Ltd., a PRC limited liability company (“Daqiuzhuang Metal”) in exchange for shares of ACC’s common stock. Effective March 7, 2005, ACC changed its name to “General Steel Holdings, Inc.” (the “Company” or “General Steel”).

The Company through its 100% owned subsidiary, General Steel Investment operates a portfolio of Chinese steel companies serving various industries. The Company presently has three production subsidiaries: Daqiuzhuang Metal, Baotou Steel - General Steel Special Steel Pipe Joint Venture Co., Ltd., (“Baotou Steel Pipe Joint Venture”) and Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). The Company’s main products include rebar, hot-rolled carbon and silicon sheets and spiral-weld pipes.

The following table reflects the Company’s current organization structure:

On April 27, 2007, Daqiuzhuang Metal and Baotou Iron and Steel Group Co., Ltd. ("Baotou Steel") entered into an Amended and Restated Joint Venture Agreement (the "Agreement"), amending the September 28, 2005 Joint Venture Agreement ("Original Joint Venture Agreement") which established Baotou Steel Pipe Joint Venture, a PRC limited liability company. The Agreement increased Daqiuzhuang Metal's ownership interest in the Joint Venture to 80%. Baotou Steel Pipe Joint Venture obtained its business license from the PRC on May 25, 2007 and started its normal operation in July 2007. See more discussion in Note 19 - Business combinations.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Baotou Steel Pipe Joint Venture is located in Kundulun District, Baotou city, Inner Mongolia, China. It produces and sells spiral welded steel pipes and primarily serves customers in the oil, gas and petrochemical markets.

On May 18, 2007, General Steel entered into a Purchase Agreement with Victory New Holdings Limited (“Victory New”), a British Virgin Islands registered company under the control of the Company’s Chairman, CEO and majority shareholder, Zuosheng Yu (aka Henry Yu), to acquire Victory New’s 30% interest in Tianjin Daqiuzhuang Metal Sheet Co. Ltd. (“Daqiuzhuang Metal”) General Steel agreed to issue to Victory New an aggregate of 3,092,899 shares of Series A Preferred Stock with a fair value of $8,374,000, and voting power of 30% of the combined voting power of General Steel’s common and preferred stock while outstanding. As a result of the acquisition, Daqiuzhuang Metal is a wholly owned subsidiary of the Company. See details in Note 19 - Business combinations.

On May 18, 2007, Daqiuzhuang Metal established Yangpu Shengtong Investment Co., Ltd. (“Yangpu Investment”) and injected registered capital totaling RMB100,000,000, or approximately $13,030,000, into the investment. The total registered capital of Yangpu Investment is RMB110,000,000, or approximately $14,333,000, and Daqiuzhuang Metal has a 99.1% ownership interest in Yangpu Investment. The rest of Yangpu Investment is indirectly owned by Zuosheng Yu, our Chairman and CEO.

Qiu Steel Investment Co., Ltd. (“Qiu Steel Investment”) was founded on June 1, 2006. In June 2007, Yangpu Investment agreed to invest RMB148,000,000, or approximately $19,284,400, through a capital injection and equity transfer with former shareholders. The total registered capital of Qiu Steel Investment is RMB150,000,000, or approximately $19,545,000. As a result of the above mentioned equity transaction, Yangpu Investment acquired 98.7% equity of Qiu Steel Investment making Qiu Steel Investment a subsidiary of Yangpu Investment and Daqiuzhuang Metal. The rest of Qiu Steel Investment is indirectly owned by Zuosheng Yu, our Chairman and CEO.

Yangpu Investment and Qiu Steel Investment are Chinese registered limited liability companies formed to acquire other businesses.

On June 15, 2007, General Steel and Shaanxi Longmen Iron and Steel (Group) Co., Ltd., a PRC limited liability company (“Longmen Group”), signed an agreement to form Longmen Joint Venture. The parties agreed to make the effective date of the transaction June 1, 2007. General Steel contributed RMB300 million or approximately $39,450,000 through its subsidiaries, Daqiuzhuang Metal and Qiu Steel Investment, to the Longmen Joint Venture. General Steel and Longmen Group own a 60% and 40% ownership interest, respectively, in Longmen Joint Venture. The Longmen Joint Venture obtained its business license from the PRC on June 22, 2007. See more discussion in Note 19 - Business combinations.

Longmen Joint Venture is located in Hancheng city, Shaanxi province, China. Longmen Joint Venture is the largest integrated steel producer in Shaanxi province, that uses iron ore and coke as primary raw materials for steel production. Longmen Joint Venture produces pig iron, crude steel, reinforced bars and high-speed wire. Longmen Joint Venture is also engaged in several other business activities, most of which are related to steel manufacturing. These include the production of coke and the production of iron ore pellets from taconite, transportation services and real estate and hotel operations. These operations are all located in Hancheng city and primarily serve regional customers in the construction industry.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

On September 24, 2007, Longmen Joint Venture further acquired 74.92% ownership interest in Environmental Protection Industry Development Co., Ltd., a PRC limited liability company (“EPID”) engaging in recycling steel production waste, for RMB18,080,930, approximately $2,380,000, and a 36% equity interest in Hualong Fire Retardant Materials Co., Ltd., a PRC limited liability company (“Hualong”) engaging in producing fire retardant material for steel production, for RMB3,287,980, approximately $430,000. The parties agreed to make the effective date of the transaction July 1, 2007.

Note 2 - Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company reflect the activities of the following directly and indirectly owned subsidiaries:

		Percentage
Subsidiary		Of Ownership
General Steel Investment Co., Ltd.	British Virgin Islands	100.0%
Tianjin Daqiuzhuang Metal Sheet Co., Ltd	P.R.C.	100.0%
Baotou Steel - General Steel Special Steel Pipe Joint Venture Co., Ltd.	P.R.C.	80.0%
Yangpu Shengtong Investment Co., Ltd.	P.R.C.	99.1%
Qiu Steel Investment Co., Ltd.	P.R.C.	98.7%
Shaanxi Longmen Iron and Steel Co. Ltd.	P.R.C.	60.0%

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of all direct and indirectly owned subsidiaries listed above. All material intercompany transactions and balances have been eliminated in the consolidation. The Longmen Joint Venture financial data from June 1, 2007, the effective date of the acquisition, to December 31, 2007 is included in the accompanying consolidated financial statements. The financial data of EPID and Hualong are included in the accompanying consolidated financial statements from July 1 to December 31, 2007.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the useful lives of and impairment for property, plant and equipment, potential losses on uncollectible receivables and the fair value of the conversion feature and warrants associated with the note payable. Actual results could differ from these estimates.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Concentration of risks

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC's economy. The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Cash includes cash on hand and demand deposits in accounts maintained with state owned banks within the People’s Republic of China and Hong Kong. Total cash (including restricted cash balances) in these banks on December 31, 2007 and 2006 amounted to $53,817,485 and $11,058,636, respectively, of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company had five major customers, all distributors, which represented approximately 59%, 30% and 37% of the Company’s total sales for the years ended December 31, 2007, 2006 and 2005, respectively. Five customers accounted for 0%, 62% and 51% of total accounts receivable as of December 31, 2007, 2006 and 2005, respectively.

For the years ended December 31, 2007, 2006 and 2005, the Company purchased approximately 40%, 82% and 85%, respectively, of their raw materials from four major suppliers. Five vendors accounted for 11%, 0%, and 0% of total accounts payable as of December 31, 2007, 2006 and 2005, respectively.

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin (“SAB”) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits. Sales revenue represents the invoiced value of goods, net of value-added tax (VAT). All of the Company’s products sold in the PRC are subject to a Chinese value-added tax at a rate of 13% to 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product.

Foreign currency translation and other comprehensive income

The reporting currency of the Company is the US dollar. The Company uses the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Translation adjustments resulting from this process are included in accumulated other comprehensive income in the consolidated statement of shareholders' equity and amounted to $4,563,078, $1,076,688 and $399,188 as of December 31, 2007, 2006 and 2005, respectively. The balance sheet amounts, with the exception of equity at December 31, 2007 and 2006, were translated at 7.30 RMB and 7.8 RMB to $1.00 USD, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to income statement accounts for the years ended December 31, 2007, 2006 and 2005 were 7.59 RMB, 7.96 RMB and 8.18RMB, respectively. Cash flows are also translated at average translation rates for the period, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Financial instruments

Statement of Financial Accounting Standards No. 107 (SFAS 107), “Disclosures about Fair Value of Financial Instruments” requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The Company considers the carrying amount of cash, accounts receivable, other receivables, accounts payable, accrued liabilities, and long term debts to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The Company also analyzes all financial instruments with features of both liabilities and equity under SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The convertible preferred shares issued in 2005 and the convertible note issued in 2007 did not require bifurcation or result in liability accounting. Additionally, the Company analyzes registration rights agreements associated with any equity instruments issued to determine if penalties triggered for late filing should be accrued under FSP EITF 00-19-2, “Accounting for Registration Payment Arrangements.”

Derivative instrument

In December 2007, the Company issued convertible notes totaling $40,000,000 (“Notes”) and 1,154,958 warrants. Both the warrants and the conversion option embedded in the Notes meet the definition of a derivative instrument in SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” Therefore these instruments are accounted for as derivative liabilities and marked-to-market each reporting period. The change in the value of the derivative liabilities is charged against or credited to income.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in banks with maturities of less than three months.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Restricted cash

The Company has notes payable outstanding with various banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions.

Accounts receivable and allowance for doubtful accounts

The Company conducts its business operations in the People’s Republic of China. Accounts receivable include trade accounts due from the customers. An allowance for doubtful account is established and recorded based on managements’ assessment of the credit history and relationship with the customers. Management reviews its accounts receivable on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary.

Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payment of the receivables. This amount is non-interest bearing and is normally paid within three to six months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee when it submits the early payment request. The Company had $4,216,678 and $537,946 outstanding as of December 31, 2007 and 2006, respectively.

Restricted notes receivable represents notes pledged as collaterals of short term loans from banks. AS of December 31, 2007 and 2006, restricted notes receivable amounted to $12,514,659 and $0, respectively.

Inventories

Inventories are stated at the lower of cost or market using weighted average method.

Intangible assets

All land in the People’s Republic of China is owned by the government and cannot be sold to any individual or company. However, the government grants the user a “land use right” to use the land.

Daqiuzhuang Metal acquired land use rights during the years ended 2000 and 2003 for a total amount of $3,167,483. These land use rights are for 50 years and expire in 2050 and 2053. However, Daqiuzhuang Metal's initial business license had a ten-year term. Therefore, management elected to amortize the land use rights over the ten-year business term. Daqiuzhuang Metal became a Sino-Foreign Joint Venture in 2004, and obtained a new business license for twenty years; however, the Company decided to continue amortizing the land use rights over the original ten-year business term.

Longmen Group contributed land use rights for a total amount of $19,823,885 to the Longmen Joint Venture. The land use rights are for 50 years and expire in 2048 to 2052.

Intangible assets of the Company are reviewed annually to determine whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2007, the Company expects these assets to be fully recoverable.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 3%-5% residual value.

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s plant facilities. No depreciation is provided for construction in progress until such time as the assets are completed and are placed into service. Maintenance, repairs and minor renewals are charged directly to expense as incurred. Major additions and betterment to buildings and equipment are capitalized. Interest incurred during construction is capitalized into construction in progress. All other interest is expensed as incurred.

Long-term investments

Investee companies over which the Company has the ability to exercise significant influence, but does not have a controlling interest is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, and other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. In December 2007, the Company acquired 27% of ownership interest in Xian Delong Powder Engineering Materials Co., Ltd., through its 74.92% owned subsidiary, Environmental Protection Industry Development Co., Ltd., with a consideration of $822,600. This investment is accounted for by the equity method.

Short-term notes payable

Short-term notes payable are lines of credit extended by banks. When purchasing raw materials, the Company often issues a short-term note payable to the vendor. This short-term note payable is guaranteed by the bank for its complete face value. The banks usually require the Company to deposit a certain amount of cash at the bank as a guarantee deposit which is classified on the balance sheet as restricted cash. The total outstanding amounts of short-term notes payable were $15,163,260 and $8,153,520 as of December 31, 2007 and December 31, 2006, respectively.

Shares subject to mandatory redemption

The Company adopted Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS 150 established classification and measurement standards for three types of freestanding financial instruments that have characteristics of both liabilities and equity. Instruments within the scope of FAS 150 must be classified as liabilities within the Company’s Consolidated Financial Statements and be reported at settlement date value. The Company issued redeemable stock in September 2005. The amount was presented as a liability on the balance sheet at the fair market value on the date of issuance plus accrued interest at the balance sheet date. As of December 31, 2007, redemption feature on all the shares issued was expired and subsequently the shares were reclassified from liability to equity. See note 13 for details.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Earnings per share

The Company reports earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share.

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company adopted Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes. The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s financial statements.

The charge for taxation is based on the results for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Share-based compensation

The Company records stock-based compensation pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments," ("FAS123R"), which established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement requires companies to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period of services rendered.

Shipping and handling

Shipping and Handling for raw materials purchased are included in cost of goods sold. Shipping and handling cost incurred for shipping of finished products to customers are included in selling expenses. Shipping and handling expenses for purchases of material and sales of finished goods for the years ended December 31, 2007, 2006, and 2005 amounted to $2,806,599, $165,666, and $77,075, respectively.

Minority interest

Minority interest consists of the interest of minority shareholders in the subsidiaries of the Company. As of December 31, 2007 and 2006, minority interest amounted to $42,044,266 and $6,185,797, respectively.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications have no effect on net income or cash flows.

Recently issued accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States (GAAP) and expands disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of FAS 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 will be effective in the first quarter of fiscal 2009. The Company is evaluating the impact that this statement will have on its consolidated financial statements.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS 160 will have on its consolidated financial statements.

In December 2007, Statement of Financial Accounting Standards No. 141(R), Business Combinations, was issued. SFAS No. 141R replaces SFAS No. 141, Business Combinations. SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This replaces SFAS 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. SFAS 141R also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141R). SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the impact that adopting SFAS No. 141R will have on its financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (“SFAS 161”), which changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has not determined the effect that the application of SFAS 161 will have on its consolidated financial statements.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 3 - Accounts receivable and allowance for doubtful accounts

Accounts receivable, net of allowance for doubtful accounts consist of the following:

	December 31, 2007	December 31, 2006
Accounts receivable	$11,373,902	$17,232,850
Less: allowance for doubtful accounts	148,224	137,132
Net accounts receivable	$11,225,678	$17,095,718

Movement of allowance for doubtful accounts is as follows:

	December 31, 2007	December 31, 2006
Beginning balance	$137,132	$1,371
Charge to expense	751	135,761
Written-off	-	-
Exchange rate effect	10,341	-
Ending balance	$148,224	$137,132

Note 4 - Inventory

Inventory consists of the following:

	December 31, 2007	December 31, 2006
Supplies	$1,829,551	$1,061,773
Raw materials	42,919,783	2,827,127
Work in process	82,439	-
Finished goods	33,097,152	8,600,390
Total	$77,928,925	$12,489,290

Raw materials consist primarily of iron ore and coke at Long Men Joint Venture and steel strip at Daqiuzhuang Metal. Work in process primarily consists of pig iron and other semi-finished products. The cost of finished goods includes direct costs of raw materials as well as direct labor used in production. Indirect production costs such as utilities and indirect labor related to production such as assembling, shipping and handling costs are also included in the cost of inventory. The Company reviews its inventory periodically for possible obsolete goods and to determine if any reserves are necessary for potential obsolescence. As of December 31, 2007 and 2006, the Company believes no reserves are necessary.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 5 - Advances on inventory purchases

Advances on inventory purchases are monies deposited or advanced to outside vendors or related parties on future inventory purchases. Due to the high shortage of steel in China, most of the Company’s vendors require a certain amount of money to be deposited with them as a guarantee that the Company will receive its purchases on a timely basis.

This amount is refundable and bears no interest. The Company has legally binding contracts with its vendors, which required the deposit to be returned to the Company at the end of the contract. The inventory is normally delivered within one month after the monies have been advanced. The total outstanding amount, including advances to related parties, was $68,114,486 and $2,318,344 as of December 31, 2007 and December 31, 2006, respectively.

Note 6 - Plant and equipment, net

Plant and equipment consist of the following at:

	December 31, 2007	December 31, 2006
Buildings and improvements	$71,265,004	$9,338,865
Machinery	134,716,437	22,675,357
Transportation equipment	4,232,556	1,019,698
Other equipment	1,310,489	-
Construction in process	24,574,027	-
Totals	236,098,513	33,033,920
Less accumulated depreciation	(17,835,146)	(6,427,326)
Totals	$218,263,367	$26,606,594

The depreciation expense for the years ended December 31, 2007, 2006 and 2005 amounted to $9,740,317, $1,619,267 and $1,053,976, respectively.

For the years ended December 31, 2007, 2006 and 2005, the Company capitalized interest of $1,037,793, $186,432 and $57,844, respectively.

Note 7 - Intangible assets

The Company’s intangible assets are as follows:

	December 31, 2007	December 31, 2006
Land use right	$23,629,059	$3,041,733
Software	71,978	-
Accumulated Amortization	(1,944,328)	(1,237,293)
Total	$21,756,709	$1,804,440

Total amortization expense for the years ended December 31, 2007, 2006, and 2005, amounted to $596,538 and $297,933, and $289,938, respectively.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 8 - Debt

Short term loans

Short term loans represent amounts due to various banks, other companies and individuals, normally due within one year. The loans due to banks can be renewed with the banks. The Company had short term loans from related parties totaling $7,317,027 as of December 31, 2007. No short term loans from related parties were outstanding as of December 31, 2006.

The loans due to banks consisted of the following:

DAQIUZHUANG METAL
	December 31, 2007	December 31, 2006
Loan from China Bank, JingHai Branch, due September 2008. Quarterly interest only payment at 7.29% per annum, secured by equipment	$959,700	$1,153,800

Loans from Agriculture Bank, DaQiuZhuang Branch, due various dates from March to September 2008. Quarterly interest only payments ranging from 7.344% to 8.424% per annum, guaranteed by an related third party and secured by equipment	10,293,468	9,625,256

Loan from Construction Bank of China, JinHai Branch, due August 2008. Monthly interest only payment at 8.55%per annum, guaranteed by an unrelated third party and secured by equipment	1,508,100	1,557,630

Loans from ShangHai PuFa Bank, due various dates from March to July 2008. Quarterly interest only payments ranging from 6.435% to 6.732% per annum, guaranteed by an unrelated third party	4,113,000	5,128,000

Loan from China Merchants Bank, due November 2008. Quarterly interest only payments at floating interest rate,105% of People's Bank base rate of 7.29% to 7.85%, guaranteed by an unrelated third party.	8,226,000	7,692,000

Loan from ShenZhen Development Bank, due various dates in March 2008. Monthly interest only payment at 6.426% to 6.710% per annum, secured by inventory and guaranteed by CEO of the Company.	6,855,000	5,128,000

Totals - Daqiuzhuang Metal	$31,955,268	$30,284,686

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

LONG MEN JOINT VENTURE
	December 31, 2007	December 31, 2006

Loans from Construction Bank, due various dates from March to October 2008.Monthly interest only payments ranging from 7.22% to 8.02% per annum, guaranteed by equipment and Bankers’ Acceptance Bill.	$20,633,550	$

Loans from Agriculture Bank, due various dates from March 2008 to May 2008. Monthly interest only payments ranging from 7.12% to 8.31%, guaranteed by equipment and Bankers’ Acceptance Bill.	3,989,610

Loans from Bank of China,HanCheng Branch, due various dates from May 2008 to July 2008. Monthly interest payments ranging from 6.71% to 6.90% per annum, guaranteed by unrelated third parties.	9,597,000		-

Loans from Credit Cooperatives, due various dates from March 2008 to July 2008. Monthly interest payments by 11.02% per annum, guaranteed by an unrelated third party.	2,742,000

Loans from HuaXia Bank, due various dates from January to November 2008. Monthly interest payment ranging from 5.83% to 8.74% per annum, guaranteed by equipment and Bankers’s Acceptance Bill.	13,819,680

Loan from Communication Bank, due October 2008, Quarterly interest only payments, annual interest rate of 8.02%, guaranteed by equipment.	3,427,500		-

Loan from China Merchants Bank, due September 2008, Monthly interest payments, annual interest rate of 9.13%, guaranteed by an unrelated third party and secured by land use rights and buildings.	6,855,000		-
Totals-Long Men Joint Venture	$61,064,340		$-
Grand totals	$93,019,608		$30,284,686

Long Men Joint Venture also has various loans from unrelated companies and individuals which are due within one year. The loans are unsecured, annual interest rates ranging from 8% to 12%. As of December 31, 2007, these loans outstanding amounted to $19,156,070.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Short term notes payable

Short-term notes payable are lines of credit extended by the banks. When purchasing raw materials, the Company often issues a short term note payable to the vendor funded with draws on the lines of credit. This short term note payable is guaranteed by the bank for its complete face value. The banks usually do not charge interest on these notes but require the Company to deposit a certain amount of cash at the bank as a guarantee deposit which is classified on the balance sheet as restricted cash.

The Company had the following short term notes payable outstanding as of December 31, 2007 and December 31, 2006:

DAQIUZHUANG METAL
	December 31, 2007	December 31, 2006
China Bank, Jing Hai Branch, due March 2008, restricted cash required of 50% of loan amount, guaranteed by the Company	$1,588,040	$1,487,120

Agricultural Bank of China, various amounts, due March 2008, restricted cash required of 60% of loan amount, guaranteed by the Company and an unrelated third party	1,232,100	1,538,400

ShangHai PuFa Bank, various amounts, due date ranging between April and May 2008, restricted cash required of 50% of loan balance, guaranteed by an unrelated third party	5,488,120	5,128,000

Totals -Daqiuzhuang Metal	$8,308,260	$8,153,520

LONG MEN JOINT VENTURE

ShangHai Pudong Development Bank, various amounts, due datesranging between January to May 2008, restricted cash required of 60% of loan amount, paid by Long Men Steel Group, guaranteed by equipment.	6,855,000	-

Totals-Long Men Joint Venture	6,855,000	-

Grand totals	$15,163,260	$8,153,520

Total interest expense for the years ended December 31, 2007, 2006 and 2005 on the debt listed above amounted to $6,589,382, $2,065,237 and $1,719,351, respectively. Capitalized interest amounted to $1,037,793, $186,432 and $57,844 for the years ended December 31, 2007, 2006 and 2005, respectively.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 9 - Customer deposits

Customer deposits represent amounts advanced by customers on product orders. The product normally is shipped within six months after receipt of the advance payment and the related sale is recognized in accordance with the Company’s revenue recognition policy. As of December 31, 2007 and December 31, 2006, customer deposits amounted to $47,084,434 including related parties deposits $9,211,736, and $1,093,602, respectively.

Note 10 - Deposits due to sales representatives

Daqiuzhuang Metal and one of Longmen Joint Venture’s subsidiaries, Yuxin Trading, entered into agreements with various entities to act as the Company’s exclusive sales agent in a specified area. These exclusive sales agents must meet certain criteria and are required to deposit a certain amount of money with the Company. In return the sales agents receive exclusive sales rights to a specified area and discounted prices on products they order. These deposits bear no interest and are required to be returned to the sales agent once the agreement has been terminated. The Company had $3,068,298 and $2,051,200 in deposits due to sales representatives outstanding as of December 31, 2007 and December 31, 2006, respectively.

Note 11 - Investment payable

In June 2007, Yangpu Investment and the former shareholders of Qiu Steel Investment entered into an agreement. Pursuant to this agreement, Yangpu Investment received 98.7% of the total equity of Qiu Steel Investment for RMB148,000,000 or approximately $19,462,000. As of December 31, 2007, Yangpu Investment had payable amounted to RMB48,000,000 or approximately $6,580,800.

Note 12 - Distribution payable to minority shareholder

Distribution payable of $2,820,803 represents dividends owed to the minority owners of EPID and Hualong for retained earnings prior to the acquisition date.

Note 13 - Private offering of redeemable stock

On September 18, 2005, the Company entered into a subscription agreement with certain investors to sell a total of 1,176,665 shares of common stock at $1.50 per share for gross proceeds of $1,765,000, commissions totaled $158,849, leaving net proceeds of $1,606,151. In addition, two warrants are attached to each share of common stock giving the warrant holders the right to purchase 2,353,330 shares of common stock. The warrants can be exercised on the second anniversary of the subscription date at $2.50 per share and through the third anniversary date at $5.00 per share. At the option of the holder, the Company may be required to repurchase the 1,176,665 shares of common stock 18 months after the closing date at a per share price of $1.95.

In accordance with SFAS 150, The Company recorded this stock issuance as a liability due to the mandatory redemption provision. The shares were recorded at fair value on the date of issuance, which was the net cash proceeds, plus any accrued interest up to March 31, 2007. The difference between the net proceeds, $1,606,151, and the redemption amount, $2,294,497, totaling $688,346, was accrued and amortized as interest expense.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

As of December 31, 2007, the put option on all the redeemable shares had expired and all the shares were reclassified into equity.

Note 14 - Convertible notes

On December 13, 2007, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain institutional investors (the “Buyers”). Pursuant to the Agreement, the Company agreed to sell to the Buyers (i) senior convertible notes in the aggregate principal amount of $40,000,000 (“Notes”) and (ii) warrants to purchase 1,154,958 shares of common stock of the Company (the “Warrants”).

The Notes bear initial interest at 3% per annum, which will be increased each year as specified in the Notes, payable semi-annually in cash or shares of the Company’s common stock. The Notes have a five year term through December 12, 2012. They are convertible into shares of the common stock, subject to customary anti-dilution adjustments. The initial conversion price is $12.47. The Company may redeem the Notes at 100% of the principal amount, plus any accrued and unpaid interest, beginning December 13, 2008, provided the market price of the common stock is at least 150% of the then applicable conversion price for 30 consecutive trading days prior to the redemption.

The Notes are secured by a first priority, perfected security interest in certain shares of common stock of Zuo Sheng Yu, as evidenced by the pledge agreement. The Notes are subject to events of default customary for convertible securities and for a secured financing.

The Warrants grant the Buyers the right to acquire shares of common stock at $13.51 per share, subject to customary anti-dilution adjustments. The Warrants may be exercised at any time on or after May 13, 2008, but not after May 13, 2013, the expiration date of the Warrants.

In connection with this transaction, the Company and the Buyers entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days common stock issuable to the Buyers for resale on a registration statement to be effective by 90 calendar days or 120 days if the registration statement is subject to a full review by the U.S. Securities and Exchange Commission. The Company shall register at least 120% of the sum of shares issuable upon conversion of the Notes, the exercise of the Warrants and the payment of interest accrued on the Notes. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

In addition, certain management members of the Company also entered into a lock-up agreement with the Company pursuant to which each person agreed not to sell any personally owned shares one year after the initial effective date of the resale registration statement described above.

Pursuant to the Registration Rights Agreement, the Company was required to file the registration statement on February 11, 2008. The Company filed the registration statement on February 13, 2008, which was two days after the required filing date. As of the date of this report, the Company reached an agreement with all note holders to waive the related penalty of $427,000.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Pursuant to APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, the Company discounted the Notes equal to the fair value of the warrants. The Notes were further discounted for the fair value of the conversion option. The combined discount is being amortized to interest expense over the life of the Notes using the effective interest method.

The fair value of conversion option and the warrants were calculated using the Binomial model based on the following variables:

•	Expected volatility of 105% calculated using the Company’s historical price of its common stock
•	Expected dividend yield of 0%
•	Risk-free interest rate of 3.54% and 3.61%, for the conversion option and the warrants, respectively
•	Expected lives of five years
•	Market price at issuance date of $10.43
•	Strike price of $12.47 and $13.51, for the conversion option and the warrants, respectively

Pursuant to SFAS 133 and EITF 00-19, the Company determined that both the warrants and the conversion option embedded in the Notes meet the definition of a derivative instrument and must be carried as a liability and marked to market each reporting period.

On December 13, 2007, the Company recorded $34,719,062 as derivative liability, including $9,298,044 for the fair value of the warrants and $25,421,018 for fair value of the conversion option. The initial carrying value of the Notes was $5,280,938. The financing cost of $3,594,500 was recorded as deferred note issuance cost and is being amortized to interest expense over the term of the Notes using the effective interest method.

On December 31, 2007, in accordance with SFAS 133, the fair value of derivative liabilities was recalculated and decreased $6,235,754, including $1,659,583 for the decrease in fair value of the warrants and $4,576,171 for the decrease in fair value of the conversion option. The decrease was recorded as a gain and included in other income, net.

As of December 31, 2007, the balance of derivative liabilities was $28,483,308, which consisted of $7,638,461 for the warrants and $20,844,847 for the conversion option, and the carrying value of the Notes was $5,440,416. Amortization of the debt discount totaled $159,478 was recorded as interest expense for the year ended December 31, 2007. The unamortized financing cost was $3,564,546 as of December 31, 2007 and $29,954 was amortized to interest expense for the period.

Note 15 -Other expenses and income, net

Other income and expense for the years ended December 31, 2007, 2006 and 2005 consist of the following:

	December 31, 2007	December 31, 2006	December 31, 2005
			(Restated)
Finance/interest expense	$(9,296,601)	$(2,345,031)	$(1,905,104)
Interest income	871,221	182,780	230,103
Change in fair value of derivative liabilities	6,235,754	-	-
Other non-operating income	1,484,342	2,348,526	12,494
Other non-operating expense	(556,533)	(103,445)	(18,335)
Total other (expense) income	$(1,261,817)	$82,830	$(1,680,842)

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 16 - Taxes

Income taxes

Significant components of the provision for income taxes on earnings from operation for the years ended December 21, 2007, 2006 and 2005 are as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
Provision for income taxes:
Current	$5,224,722	$-	$-
Deferred	(388,525)	-	-
Total provision for income taxes	$4,836,197	$-	$-

The principal component of the deferred income tax assets is as follows:

	December 31, 2007	December 31, 2006	December 31, 2005

Net operating loss carry-forward	$1,554,101	$-	$-
Effective tax rate	25.0%	-	-
Deferred tax asset	$399,751	$-	$-

According to Chinese tax regulations, the net operating loss can be carried forward to offset with operating income for the next five years. Management believes the deferred tax asset is fully realizable.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 21, 2007, 2006 and 2005 as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
U.S. Statutory rates	34.00%	34%	34%
Foreign income not recognized in USA	-34.00%	-34%	-34%
China income taxes	33.00%	-	-
Tax effect of income not taxable for tax purpose	-3.39%	-	-
Effect of different tax rate of subsidiaries operating in other jurisdictions	-17.29%	-	-
Total provision for income taxes	12.32%	-	-

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Under the Income Tax Laws of PRC, the Company’s subsidiary, Daqiuzhuang Metal, is generally subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income reported in the statutory financial statements after appropriate tax adjustments, unless the enterprise is located in a specially designated region where it allows foreign enterprises a two-year income tax exemption and a 50% income tax reduction for the following three years. The Company’s subsidiary, Daqiuzhuang Metal, became a Chinese Sino-foreign joint venture at the time of the merger on October 14, 2004 and it became eligible for the tax benefit. Daqiuzhuang Metal is located in Tianjin Costal Economic Development Zone and under the Income Tax Laws of Tianjin City of PRC, it is eligible for an income tax rate of 24%. Therefore, Daqiuzhuang Metal is exempt from income taxes for the years ended December 31, 2005 and 2006 and is entitled to 50% income tax reduction of the special income tax rate of 24%, which is a rate of 12% for the years ended December 31, 2007, 2008 and 2009.

The Company’s subsidiary, Longmen Joint Venture, is located in the mid-west region of China. It qualifies for the “Go-West” tax rebate of 15% tax rate promulgated by the government; therefore income tax is accrued at 15%.

Baotou Steel Pipe Joint Venture is located in Inner Mongolia, is subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes).

For the years ended December 31, 2007, 2006 and 2005, the tax savings resulted from the tax holidays and special tax benefits granted by the China tax authority amounted to $8,120,589, $604,553, and $1,357,005, respectively. The tax savings increased the earnings per share by $0.25, $0.02, and $0.04, respectively, for year 2007, 2006 and 2005.

Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law will replace the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% will replace the 33% rate currently applicable to both DES and FIEs. The two-year tax exemption and three-year 50% tax reduction tax holiday for production-oriented FIEs will not be eliminated.

Value added Tax

Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in the PRC are subject to a value added tax in accordance with Chinese laws. The value added tax standard rate is 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished product.

VAT on sales and VAT on purchases amounted to $189,739,668 and $159,078,937 for the year ended December 31, 2007, $19,698,345 and $18,560,573 for the year ended 2006 and $14,972,461 and $12,684,237 for the year ended December 31, 2005, respectively. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government. VAT taxes are not impacted by the income tax holiday.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Taxes payable consisted of the following:

	December 31,	December 31,
	2007	2006
VAT taxes payable	$20,320,241	$5,317,466
Income taxes payable	5,112,876
Misc taxes	2,143,123	74,136
Totals	$27,576,240	$5,391,602

Note 17 - Earnings per share

The calculation of earnings per share is as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
Income attributable to holders of common shares	$22,425,921	$1,033,208	$2,740,219
Basic weighted average number of common shares outstanding	32,424,652	31,250,000	31,250,000
Add: dilution effect of warrants	133,698	-	-
Diluted weighted average number of common shares outstanding	32,558,350	31,250,000	31,250,000

Net income per share
Basic	$0.69	$0.03	$0.09
Diluted	$0.69	$0.03	$0.09

Under SFAS 128 "Earnings per Share", paragraph 24, mandatory redeemable shares are excluded from the shares outstanding for both basic and diluted earnings per share. Thus, the 1,176,665 shares described in Note 13 have been excluded from the earnings per share calculation for the basic and diluted EPS as of December 31, 2006 and 2005. In connection to the redeemable preferred stocks, the Company issued 2,353,330 warrants to the shareholders. As of December 31, 2007, the number of unexercised warrants was 233,330, which the dilution effect was calculated to be 133,698 shares by using the treasury method.

As described in Note 1, the Company issued Victory New an aggregate of 3,092,899 shares of the Company’s Series A Preferred Stock to purchase 30% minority ownership of Daqiuzhuang Metal. The preferred stock can not be converted to common stock. Thus, the 3,092,899 shares of Series A Preferred Stock have been excluded from the earnings per share calculation.

On December 13, 2007, the Company issued $40 million of convertible notes, convertible into 3,207,698 shares of common stock, and warrants to purchase 1,154,958 shares of common stock. Since the note conversion price of $12.47 and the warrant exercise price of $13.51 were higher than $9.47, the weighted average market price of the common stock for the period from the issuance date to December 31, 2007, the convertible notes and warrants were determined to be anti dilutive, and thus have been excluded from the earnings per share calculation.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 18 - Related party balances and transactions

The Company has advances to and from Golden Glister Holdings Limited (“Golden Glister”) for short term cash flow purposes. Golden Glister is incorporated in the territory of the British Virgin Islands. The Company’s Chairman, CEO and majority shareholder, Yu Zuo Sheng (aka Henry Yu) is the majority shareholder of Golden Glister. The Company had a receivable from Golden Glister of $850,400 at December 31, 2006 and the Company was repaid in 2007.

The Company subleased a portion of its land use rights to Tianjin Jing Qiu Steel Market Company, a related party under common control. The Company’s Chairman, CEO and majority shareholder, Yu Zuo Sheng (aka Henry Yu), is the chairman and the largest shareholder of Jing Qiu Steel Market Company. Total rental income for the years ended December 31, 2007, 2006, and 2005 was $1,587,995, $1,439,121, and $0, respectively.

The Company’s short term loan of $6,855,000 from Shenzhen Development Bank is personally guaranteed by the Company’s Chairman, CEO, and majority shareholder Yu Zuo Sheng (aka Henry Yu).

Tianjin Dazhan Industry Co., Ltd. (“Dazhan”) and Tianjin Hengying Trading Co., Ltd. (“Hengying”) are steel trading companies controlled by the Company’s Chairman, CEO and majority shareholder, Yu Zuo Sheng (aka Henry Yu). Dazhan and Hengying acted as trading agents of the Company to make purchases and sales for the Company. For the years ended December 31, 2007 and 2006, through Dazhan and Hengying, the Company purchased total of $92,584,791 and $81,888,671 of material from these entities, and sold $32,743,626 and $78,849,439 of finished products to these entities, respectively.

The Long Men Joint Venture did not obtain the VAT invoices from the local tax bureau until late July 2007. Before obtaining VAT invoices, all the sales and purchases made by the joint venture were carried out through the Company’s joint venture partner, Long Men Group. In addition to the VAT status issue, the Long Men Joint Venture also made sales through Long Men Group for outstanding sales contracts signed before June 2007. Also some sales through Long Men Group were made due to the established market share and its long term relationship with the customers. All the sales proceeds and purchase payments were recorded as receivables from or payables to Long Men Group. The total receivable from Long Men Group is $67,803,956 and the total payable to Long Men Group is $75,758,145. The net amount is a payable of $7,954,189 to Long Men Group.

Total related party sales amounted to $355,538,568 for the year ended December 31, 2007.

All transactions with related parties are for normal business activities and are short term in nature. Settlements for the balances are usually in cash. The following charts summarize the related party transactions as of the years ended December 31, 2007 and 2006:

a.	Accounts receivable -related parties

As of December 31, 2007, the Company had a receivable balance of $565,631 due from Tianjin Jing Qiu Steel Market Co., Ltd. The Company’s Chairman, CEO and majority shareholder, Yu Zuo Sheng (aka Henry Yu) is a shareholder of Tianjin Jing Qiu.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

b.	Short term loan receivable - related parties

AS of December 31, 2007, the Company had a short term loan receivable from Tianjin Jing Qiu amounted to $1,233,900. This loan was made for short term cash flow needs and will be repaid upon request.

c.	Other receivables - related parties

Name of related parties	December 31, 2007	December 31, 2006
Golden Glister	$-	$850,400
Beijing Wendlar	1,033,713	-
Yang Pu Capital Automobile	616,950	-
Tianjin Jin Qiu Steel Market	137,100	-
Tong Xin Ye Jin	48,830	-
Yang Pu Sheng Xin	74,113	-
Yang Pu Sheng Hua	2,742	-
	$1,913,448	$850,400

d.	Advances on inventory purchases - related parties

Name of related parties	December 31, 2007	December 31, 2006
Hengying	$8,014,211	$-
Dazhan	1,929,801	-
	$9,944,012	$-

e.	Prepaid expenses - related parties

During 2007, the Company prepaid rental fee for employee dormitory to a related party, Beijing Wendlar, a company controlled by Mr. Yu Zuo Sheng (aka Henry Yu). As of December 31, 2007, the Company had a balance of the prepayment of $191,823, in which $49,356 was current and $142,467 was classified as non current.

f.	Accounts payable due to related parties

Name of related parties	December 31, 2007	December 31, 2006
Long Men Group	$7,954,189	$-
Dazhan	4,249,395	-
Henan Xinmi Kanghua	356,567	-
Zhengzhou Shenglong	269,917	-
Baotou Shengda Steel Pipe	1,472,670	-
	$14,302,738	$-

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

g.	Short term loan due to related parties

Name of related parties	December 31, 2007	December 31, 2006
HanCheng TongXing	$7,317,027	$-

h.	Other payables due to related parties

Name of related parties	December 31, 2007	December 31, 2006
Beijing Wandler	$34,275	$-
Tianjin Jin Qiu Steel Market	1,487,600	-
Hengying	563,816	-
Baotou Shengda Steel Pipe	31,095	-
Baogang Jian An	9,597	-
	$2,126,383	$-

i.	Customer deposits - related parties

Name of related parties	December 31, 2007	December 31, 2006
Hengying	$6,855,000	$-
Haiyan	2,356,736	-
	$9,211,736	$-

Transactions with related parties are as follows:

(a)	Sales of goods

Name of related parties	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Shaanxi Longmen Steel Group	$355,538,568	$-	$-
	$355,538,568	$-	$-

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

(b)	Purchase of goods

Name of related parties	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Shaanxi Longmen Iron and Steel Group Co., Ltd.	$175,380,794	$-	$-
	$175,380,794	$-	$-

(c)	Rental income

Name of related parties	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Tianjin Jing Qiu Steel Market Co., Ltd.	$1,580,040	$1,439,121	$-
	$1,580,040	$1,439,121	$-

Note 19 -Business combinations

a. Acquisition of 30% minority interest of Daqiuzhuang Metal

As previously described in Note 1, on May 18, 2007, General Steel entered into a Purchase Agreement with Victory New Holdings to acquire the remaining 30% interest in Daqiuzhuang Metal. General Steel agreed to issue Victory New 3,092,899 shares of Series A Preferred Stock which have a voting power of 30% of the combined voting power of the Company’s common and preferred stock for the life of the Company. As a result of the acquisition, the Company increased its equity interest in Daqiuzhuang Metal from 70% to 100%. On May 23, 2007, the Company transferred its 30% interest in Daqiuzhuang Metal to General Steel Investment (BVI). As a result of this transfer, General Steel Investment (BVI) holds 100% of equity interest of Daqiuzhuang Metal.

Victory New Holdings Ltd. is a newly formed entity under the control of the Company’s Chairman, CEO and majority shareholder Zuosheng Yu (aka Henry Yu). Victory New was legally owned by Mrs. Yang, Baoyin, Mr. Yu’s mother. Therefore, General Steel and Victory New were under common control. According to FASB Statement No. 141, "Business Combinations", acquisition of minority interests from entities under common control should be accounted for using the purchase method. The Company engaged a third party to determine the fair value of transaction, which was $8,374,000. The premium over book value of $2,188,203 was accounted for as dividend distribution to the shareholder of Victory New.

b. Joint venture agreement with Baotou Steel

As Mentioned in Note 1, on April 27, 2007, Daqiuzhuang Metal, a wholly owned subsidiary of the Company, and Baotou Iron and Steel Group Co., Ltd. (“Baotou Steel”) entered into an Amended and Restated Joint Venture Agreement (the “Amended agreement”), amending the Joint Venture Agreement entered into on September 28, 2005 (“Original Joint Venture Agreement”). The Amended agreement increased Daqiuzhuang Metal's ownership interest in the Joint Venture from 20% to 80%.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

The Amended agreement states that the initial capital of the joint venture company will be approximately $6,400,000, equal to the registered capital. Baotou Steel will contribute RMB10,000,000, or approximately $1,270,000, and Daqiuzhuang Metal will contribute RMB40,000,000, or approximately $5,130,000. Daqiuzhuang Metal and Baotou Steel each contributed 30% of their portion of the registered capital to commence the business. This joint venture obtained its business license on May 25, 2007. Operations began in the third quarter of 2007.

The joint venture’s name is Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited, a limited liability company formed under the laws of the PRC. Baotou Steel Pipe Joint Venture is located at Kundulun District, Baotou city, Inner Mongolia, China. It produces and sells spiral-weld steel pipes.

The ownership is as follows:
% Ownership
Baotou Iron and Steel (Group) Co., Ltd.	20%
Daqiuzhuang Metal Sheet Co., Ltd	80%

c. Shaanxi Longmen Iron and Steel Co., Ltd Joint Venture

As described in Note 1, on June 15, 2007, General Steel Holdings Inc. and Shaanxi Longmen Iron and Steel (Group) Co., Ltd. (”Longmen Group”) signed an agreement to form Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). Longmen Group contributed the operating facility and corresponding debt with an appraised net asset value of RMB200 million. General Steel Holdings, Inc. contributed RMB300 million to the Longmen Joint Venture through its subsidiaries Daqiuzhuang Metal and Qiu Steel Investment. Daqiuzhuang Metal and Qiu Steel Investment contributed RMB160,000,000 and RMB140,000,000 in cash, respectively, and hold 32% and 28% ownership, respectively, or 60% collectively. Longmen Group owns 40% of the Longmen Joint Venture. The Longmen Joint Venture obtained the business license on June 22, 2007.

Assets acquired and debts assumed in the transaction are listed as below:

Item	Fair Value	Acquired / Assumed by Longmen Joint Venture
Current assets	$317,744,960	$98,530,222
Property, plant, and equipment	186,915,879	164,811,374
Intangible assets	20,128,972	19,543,875
Other assets	99,604,841
Total assets	624,394,652	282,885,471
Current liability	473,168,746	223,776,221
Long term liability	38,246,111	32,809,250
Total liabilities	511,414,857	256,585,471
Net assets	$112,979,795	$26,300,000

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

On September 24, 2007, Longmen Joint Venture acquired 74.92% ownership interest in Environmental Protection Industry Development Co., Ltd. (“EPID)” for RMB18.0 million or $2.4 million and a 36% equity interest in Hualong Fire Retardant Materials Co., Ltd., (“Hualong”) for RMB3.3 million or $0.4 million. The parties agreed to make the effective date of the transaction July 1, 2007. Due to EPID, Hualong, and Longmen Joint Venture being under common management control, this transaction was recorded at the book value as of the effective date.

Assets acquired and debts assumed in the transaction are listed as below:

EPID	Fair Value	Acquired / Assumed by Longmen Joint Venture (74.92%)
Current assets	$2,609,601	$1,955,113
Property, plant, and equipment	5,619,646	4,210,239
Total assets	8,229,247	6,165,352
Total liabilities	5,055,550	3,787,618
Net assets	$3,173,697	$2,377,734

Hualong	Fair Value	Acquired / Assumed by Longmen Joint Venture (36%)
Current assets	$3,905,068	$1,405,824
Property, plant, and equipment	1,653,693	595,330
Total assets	5,558,761	2,001,154
Total liabilities	4,357,736	1,568,785
Net assets	$1,201,025	$432,369

d. Pro Forma

The following unaudited pro forma condensed income statements for the years ended December 31, 2007 and 2006 were prepared under generally accepted accounting principles as if the Longmen Joint Venture transactions had occurred on January 1, 2006. The pro forma information may not be indicative of the results that would have occurred if the acquisition had been in effect from and on the dates indicated or which may be obtained in the future.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Pro Forma Condensed Income Statements:

	For the year	For the year
	ended	ended
	December 31, 2007	December 31, 2006
	(In Million $)	(In million $)
Sales	$1,278.47	$842.94
Cost of sales	1,170.87	796.34
Gross Profit	107.60	46.60
SG&A expenses	28.19	16.40
Other expense	14.90	5.98
Income before income tax and minority interest	64.51	24.22
Income tax	6.37	2.99
Net income before minority interest	58.14	21.23
Minority interest	19.52	7.73
Net income	$38.62	$13.50

Note 20 - Supplemental disclosure of cash flow information

Interest paid amounted to $6,404,834, $2,065,237 and $1,785,558 for the years ended December 31, 2007, 2006 and 2005, respectively.

Income tax payments amounted to $183,984, $0, and $490,431 for the years ended December 31, 2007, 2006 and 2005, respectively.

In May 2007, the Company issued 3,092,899 shares of preferred stock with a fair value of $8,374,000 to the shareholders of Victory New Holdings Inc. to purchase the 30% the minority ownership of Daqiuzhuang Metal.

On March 1, 2007 and September 1, 2007, 176,665 and 1,000,000 shares of redeemable stock were converted at $1.95 resulting in a reclassification of the shares from liabilities to equity,

Note 21- Shareholder’s equity

On February 12, 2007, the Company issued to Aurelius Consulting Group, Inc. (also known as RedChip Companies, Inc.) 18,000 shares of common stock in the amount of $23,742 as a portion of its compensation for investor relations services rendered. Those shares were valued at the market price at the date of the agreement.

On March 1, 2007, as discussed in Note 14, 1,176,665 shares of redeemable stock were reclassified from liabilities to common stock upon expiration of the redemption feature.

2,120,000 warrants were converted to common stock at $2.50 per share in September, 2007 for total proceed of $5,300,000 in cash.

On October 01, 2007, the Company issued senior management and directors 70,100 shares of common stock at $8.16 per share, as compensation. The shares were valued at the market price on the date granted. The Company recorded compensation expense of $572,016 for the year ended December 31, 2007.

Note 22 - Retirement plan

Regulations in the People’s Republic of China require the Company to contribute to a defined contribution retirement plan for all employees. All Joint Venture employees are entitled to a retirement pension amount calculated based upon their salary at their date of retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension liability to the retired staff. It was the first year the Company was required to make contributions to the state retirement plan. The Company is required to contribute 20% of the employees’ monthly salary. Employees are required to contribute 7% of their salary to the plan. Total pension expense incurred by the Company amounted to $1,624,935, $346,385 and $236,730 for the years ended December 31, 2007, 2006 and 2005, respectively.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 23 - Statutory reserves

The laws and regulations of the People’s Republic of China require that before an enterprise distributes profits to its partners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, to the statutory reserves. The statutory reserves include the surplus reserve funds and the enterprise fund and these statutory reserves represent restricted retained earnings.

Surplus reserve fund

The Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. For the years ended December 31, 2007, 2006 and 2005, the Company transferred $2,525,315, $266,257, and $685,959 to this reserve. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

Note 24 - Commitment and contingencies

The Company is obligated to contribute RMB40,000,000, or approximately $5,130,000, as registered capital to Baotou Steel Pipe Joint Venture. The Company has already made a capital contribution of approximately $1,734,200 through December 31, 2007, and the balance will be contributed in 2008, from the operating cash flow of Daqiuzhuang Metal.

Daqiuzhuang Metal provides dormitory facilities for its employees under a 10 year rental contract. The agreement began January 2006 and required full prepayment for the 10 year period totaling $466,200. Total rental expense for the years ended December 31, 2007 and 2006 amounted to $47,639 and $45,343, respectively.

Daqiuzhuang Metal rented land for 50 years starting September 2005. The agreement called for Daqiuzhuang Metal to pay the first three years’ rent payments upon signing the agreement. The balance due for the remaining 47 years payment is due in September 2008, after the lessor has assisted Daqiuzhuang Metal in obtaining the appropriate land use rights. Total amount of the rent over the 50 years period is approximately $1,044,728 (or RMB8,067,400).

At December 31, 2007, total future minimum lease payments for the unpaid portion under an operating lease were as follows:

For the year ended December 31,	Amount
2008	424,909
Thereafter	$-

Total rental expense of the land use right for the years ended December 31, 2007 and 2006 amounted to $21,351, $20,260 and $19,879, respectively.

Note 25 - Subsequent events

On January 14th, 2008, the Company through Longmen Joint Venture, completed its acquisition of a controlling interest in Hancheng Tongxing Metallurgy Co., Ltd. (“Tongxing”). Tongxing contributed its land use right of 217,487 square meters (approximately 53 acres) with an the appraised value of approximately $4.1 million (or RMB30,227,333). Pursuant to the agreement, the land will be converted into shares valued at approximately $3.1 million (RMB22,744,419), providing the Joint Venture stake of 22.76% ownership in Tongxing and making it Tongxing’s largest and controlling shareholder. Tongxing has two core operating areas: coking coal production and rebar processing. Its coking coal operations have an annual production capacity of 250,000 tons. Its rebar processing facility has an annualized rolling capacity of 300,000 tons.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation do not speak to indemnification of directors and officers and therefore the Nevada Revised Statutes will govern when a director, officer or any person will be entitled to be indemnified by our Company. Our company has not adopted any bylaws to govern indemnification of directors, officers and other persons at the date of this registration statement.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses to be paid by us in connection with the issuance and distribution of the securities being registered, other than sales commissions. All amounts shown are estimates except for amounts of filing and listing fees.

Filing Fee	$747.87
Accounting and Audit Fees	$10,000
Legal Fees and Expenses	$30,000
Printing and Engraving Expenses (includes EDGAR service	$4,000

RECENT SALES OF UNREGISTERED SECURITIES

(a)	Securities issued and sold:

1. On August 5, 2002 we issued 5,100,000 Shares, having $0.001 par value per share, to Jeff Mabry, a former director of the Company for $5,100 pursuant to Regulation D Rule 506 of the Securities Act.

2. On June 2, 2003, we accepted and executed subscription agreements and sold Shares, $0.001 par value per share, to a group of Buyers, at an offering price of $0.001 per share for gross offering proceeds of $4,075 USD, pursuant to Regulation D Rule 506 of the Securities Act. For this offering we offered our Shares to a limited number of offerees, with whom we had a pre-existing relationship. Each person purchasing our Shares who we reasonably believed was not an accredited investor (as that term is defined by the provisions of Rule 501(a), received from us that information specified by the provisions of Rule 502(b). Additionally, we reasonably believe that each such person either alone or with his or her purchaser representative (as that term is defined by the provisions of Rule 501(h)), has such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of a purchase of Shares.

3. Sales of unregistered securities

On December 13, 2007, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Buyers”) pursuant to which we sold an aggregate of $40,000,000 worth of convertible notes, in a private placement under Rule 506 under the Securities Act, and which can be converted into 3,207,665 Shares, assuming a conversion price of $12.47 per share and applicable interest rates.

The Notes bear initial interest at 3% per annum which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable in arrears semiannually on January 15 and July 15 of each year (each, an “Interest Date”), with the first interest date being January 15, 2008. The interest rate shall increase each year as specified in the Notes from 3% on the first year, to 5% on the second year, 7% on the third year, and 10% on both the fourth and fifth year, all of which are payable semi-annually in cash or Shares, par value $.001 per share. The Notes have a five year term through December 12, 2012, and are convertible into Shares, subject to customary anti-dilution adjustments. The initial conversion price is $12.47. The Company may redeem the Notes at 100% of the principal amount, plus any accrued interest, beginning December 13, 2008, provided the market price of the Common Stock is at least 150% of the then applicable conversion price for 30 consecutive trading days prior to the redemption.

Warrants to purchase an additional aggregate amount of 1,154,958 Shares were also granted to the Buyers. Each Warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of May 13, 2008, but not after 11:59 p.m., New York time, on the expiration date of May 13, 2013, at an exercise price of $13.51 per share. The number of Shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure.

In connection with this transaction, the Company and the Buyers entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days after closing Shares issuable to the Buyers for resale on a Form S-3 Registration Statement to be effective by 90 calendar days or 120 days if the registration statement is subject to a full review by the U.S. Securities Exchange Commission. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

  Under this private placement, we received $40,000,000 in the aggregate, with net proceeds of $36,405,500 after deducting $3,594,500 paid for commissions and legal expenses.

(b)	Underwriters and Other Purchasers. Not applicable

(c)	Consideration See (a) above.

(d)	Exemption from Registration Claimed. See (a) above.

EXHIBITS

A.	Exhibits

EXHIBIT NO.	DESCRIPTION
1.1	Agreement and Plan of Merger dated as of October 14, 2004 by and among American Construction Company, General Steel Investment Co., Ltd. and Northwest Steel Company, a Nevada corporation (1)

2.1	Articles of Incorporation of General Steel Holdings, Inc. (2)

3.1	Joint Venture agreement dated as of September 26, 2007 by and among General Steel Holdings, Inc. and Shaanxi Longmen Iron and Steel Co., Ltd.[3]

+5.1	Form of legal opinion of Dennis Brovorone, Esq.

+10.1	Form of Securities Purchase Agreement (incorporated by reference to the exhibits to Registrants Form 8-K/A filed on December 14, 2007)

+10.2	Form of Registration Rights Agreement (incorporated by reference to the exhibits to Form 8-K/A filed on December 14, 2007)

+10.3	Form of Warrant (incorporated by reference to the exhibits to Registrants Form 8-K/A filed on December 14, 2007)

+10.4	Form of Senior Convertible Note (incorporated by reference to the exhibits to Registrants Form 8-K/A filed on December 14, 2007)

+21.1	List of Subsidiaries of the Registrant.

*23.1	Consent of Moore Stephens Wurth Frazer and Torbet, LLP, Certified Public Accountants

+24.1	Power of attorney (included on signature page)

(+ documents previously filed, *documents filed with this registration statement; ** Documents to be filed by amendment).

(1)	Incorporated by reference to the current report on Form 8-K/A, filed with the Commission on October 19, 2004

(2)	Incorporated by reference to the registration statement on Form SB-2, filed with the Commission on June 6, 2003

(3)	Incorporated by reference to the registration statement on Form 8-K, filed with the Commission on September 29, 2007.

B.	Financial Statement Schedules

All schedules are omitted because they are not applicable or the required formation is shown in our consolidated financial statements and related notes attached to the prospectus.

UNDERTAKINGS

(1) The undersigned Registrant hereby undertakes to.

(2) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement;

(i) Include any prospectus required by Section 10(a)(3) for the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any additional changed material information on the plan of distribution.

(3) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof.

(4) File a post-effective amendment to remove from registration any of the securities, which remain unsold at the end of the offering.

(5) Provide to the transfer agent at the closing, certificates in such denominations and registered in such names as are required by the transfer agent to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons controlling the registrant pursuant to the foregoing previsions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We will file, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on the date specified below.

Dated: April 24, 2008

GENERAL STEEL HOLDINGS, INC

By:	/s/ YU Zuo Sheng

Name: YU Zuo Sheng Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 2 to this registration statement has been signed by the following persons in the capacities indicated on April 24, 2008.

SIGNATURE	TITLE

/s/ Yu Zuo Sheng	Chairman and Chief Executive Officer
YU Zuo Sheng	(Principal Executive Officer)

*	Director and Chief Financial Officer
CHEN John	(Principal Accounting and Financial Officer)

*	Director
WARNER, Ross

*	Independent Director
WONG, John

*	Independent Director
DU, Qing Hai

*	Independent Director
CAO, Zhong Kui

*	Independent Director
WANG, Chris

*	Director, General Manager of Longmen Joint Venture
ZHANG, Dan Li

*	Independent Director
HSU, Fred

*By:	/s/ YU Zuo Sheng
YU Zuo Sheng Attorney-in-Fact

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We hereby consent to the use in this Registration Statement on Form S-1, of our report dated March 28, 2008 with respect to our audits of the financial statements of General Steel Holdings, Inc. and Subsidiaries at December 31, 2007 and 2006, and the related statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, and to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Moore Stephens Wurth Frazer and Torbet, LLP

Moore Stephens Wurth Frazer and Torbet, LLP
Walnut, California
April 24, 2008